Form 10-K, Exhibit 13
period 1996-03-31
TAPPAN ZEE FINANCIAL INC
filed 1996-06-27
CIK 947460

DESCRIPTION OF BUSINESS: On October 5,1995, Tappan Zee Financial, Inc. became the holding company for Tarrytowns Bank, FSB upon completion of the conversion of the Bank from a mutual savings bank to a stock savings bank. Tarrytowns Bank, FSB was originally founded in 1891 as Tarrytown and North Tarrytown Building and Loan Association. In 1995, the Bank became a federally chartered mutual savings bank and assumed its current name.

SELECTED CONSOLIDATED FINANCIAL DATA
AT OR FOR THE FISCAL YEAR ENDED MARCH 31
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                          1996        1995      1994       1993      1992
                                                        --------     -------   -------    -------   -------
SELECTED FINANCIAL CONDITION DATA:
Total assets                                            $114,790     $91,149   $86,388    $84,636   $79,308
Loans, net                                                51,174      50,233    45,026     46,211    46,133
Mortgage-backed securities                                31,414      23,659    21,157     21,915    19,062
Other securities                                          19,566       6,722     9,637      7,668     4,210
Federal funds sold                                         5,500       5,000     5,700      5,300     4,500
Deposits                                                  89,908      81,813    77,510     77,042    72,730
Shareholders' equity                                      22,360(a)    7,818     7,201      6,199     5,333

SELECTED OPERATING DATA:
Interest income                                         $  7,624     $ 6,547   $ 6,346    $ 6,724   $ 6,688
Interest expense on deposits                               4,002       2,912     2,766      3,356     4,352
                                                        --------     -------   -------    -------   -------
  Net interest income                                      3,622       3,635     3,580      3,368     2,336
Provision for loan losses                                     90         171       151        315       190
                                                        --------     -------   -------    -------   -------
Net interest income after provision for loan losses        3,532       3,464     3,429      3,053     2,146
Non-interest income                                          211          67       158         32       156
Non-interest expense                                       2,297       2,087     1,832      1,609     1,634
                                                        --------     -------   -------    -------   -------
  Income before income tax expense and cumulative
    effect of changes in accounting principles             1,446       1,444     1,755      1,476       668
Income tax expense                                           609         610       741        704       368
                                                        --------     -------   -------    -------   -------
  Income before cumulative effect of changes in
    accounting principles                                    837         834     1,014        772       300
Cumulative effect of changes in accounting principles:
  Income taxes                                                --          --       100         --        --
  Postretirement health care benefits, net                    --          --      (100)        --        --
                                                        --------     -------   -------    -------   -------
  Net income                                            $    837     $   834   $ 1,014    $   772   $   300
                                                        ========     =======   =======    =======   =======

SELECTED STATISTICAL DATA: (b)
Return on average assets                                    0.81%       0.93%     1.18%      0.94%     0.40%
Return on average equity                                    6.04       10.81     15.25      13.66      5.63
Net interest margin (c)                                     3.59        4.16      4.26       4.23      3.27
Average interest rate spread (d)                            2.91        3.80      3.94       3.90      2.94
Equity to total assets at end of period                    19.48        8.58      8.34       7.32      6.72
Efficiency ratio (e)                                       60.75       50.80     47.51      46.17     61.35
Non-interest expense to average assets                      2.21        2.34      2.13       1.97      2.18
Non-performing loans to total loans                         3.15        5.20      4.18       5.31      5.24
Allowance for loan losses to non-performing loans          40.07       24.58     28.38      19.44     12.45
Non-performing assets to total assets                       1.77        3.40      2.63       3.46      4.09
Dividend payout ratio (f)                                  17.23
Book value per share (g)                                $  13.80
Earnings per share, from the date of conversion         $   0.31



(a) Includes additional capital of $13.6 million from the sale of the Company's common stock (other than ESOP shares)in connection with the Bank's conversion to stock form on October 5, 1995.
(b) With the exception of end-of-period ratios, all ratios are based on average monthly balances.
(c)    Net interest income divided by average interest-earning assets.
(d) The difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(e) Non-interest expense, excluding real estate owned expenses, divided by net interest income plus non-interest income, excluding securities gains/losses.
(f) Based on dividend paid in the fourth quarter of fiscal 1996 as a percentage of net income from the date of conversion (the six-month period ended March 31, 1996). If based on net income for the fourth quarter, the ratio would be 32.93%.
(g)    Shareholders' equity divided by total shares of common stock outstanding.

TO OUR SHAREHOLDERS:



It is with pleasure that I present to our shareholders our first Annual Report as a public company. Fiscal 1996 was a very eventful year. After doing business for almost 105 years as a mutual savings and loan association, we became a federally chartered mutual savings bank and changed our name to Tarrytowns Bank, FSB. On October 5, 1995, Tappan Zee Financial, Inc. became the holding company for Tarrytowns Bank, FSB, upon completion of the Bank's conversion to a stock savings bank. The subscription and community offering was very successful with 1,620,062 shares sold at a price of $10 per share.

      Despite all of these changes, our focus remains clear. Tarrytowns Bank, FSB will continue to be a local community bank, providing the quality customer service that has been our trademark. Although competition for deposits and loans has increased significantly with more and more regional banks moving into our marketplace, we continue to effectively compete because of our knowledge of the local market and our tradition of offering personal service. We meet our customers financial needs with extended banking hours, courteous long-tenured employees, and prompt and customized production of a variety of loan products. The increased capital produced by the stock offering will allow the Bank to further expand its market share and provide for enhanced earnings.

      Net income for the year ended March 31, 1996 was $837,000, a slight increase from $834,000 for the prior year. On a per share basis, net earnings were $0.31 for the six-month period following the conversion. Net interest income, the primary contributor to earnings, was $3.6 million for the year ended March 31, 1996, consistent with fiscal 1995. Non-performing loans decreased to 13 loans totaling $1.6 million at March 31, 1996 as compared with 23 loans totaling $2.6 million last year. The decline in non-performing loans was the result of our collection and workout efforts and also contributed to a reduction in the provision for loan losses. Total assets at March 31, 1996 amounted to $114.8 million, a 25.9% increase from $91.1 million a year earlier. Shareholders' equity increased from $7.8 million to $22.4 million during fiscal year 1996. The increase in assets and equity is primarily due to the capital infusion from the stock offering and the increase in our deposit base, which grew 9.9% to $89.9 million. The Company's ratio of shareholders' equity to total assets was 19.5% and its tangible book value per share was $13.80 at March 31, 1996. The Bank's regulatory capital ratios are significantly in excess of minimum requirements.

      On March 25, 1996, the Company paid its initial cash dividend of $0.05 per share. On May 8, 1996, the Board of Directors approved a second quarterly dividend of $0.05 per share, payable June 25, 1996 to shareholders of record on June 5, 1996. These dividends reflect the strong capital base of the Company and our desire to share its success with our shareholders, who have entrusted us with their investment capital. In addition, on April 29, 1996, we received approval from the Office of Thrift Supervision, our regulators, to repurchase up to 5% of the Company's common stock during the six-month period ending November 13, 1996. The Board of Directors believes that the repurchase of the stock at the Company's recent trading range is an excellent use of capital and an effective way to enhance shareholder value. With a substantial capital base, the improvement of return on equity is a top priority. Management's current strategy is to continue to deploy conversion proceeds and other liquid assets of the Company in higher yielding mortgage and other loans originated by the Company and in mortgage-backed securities.

      Our directors, officers and staff have strong ties to our community. Numerous local civic and charitable organizations flourish because of their participation. We are committed to future growth and performance that will enhance value to our shareholders and demonstrate our continued commitment to our community. We look to the future with enthusiasm. We thank our customers for their loyalty, our directors and employees for their dedication, and our shareholders for their support and confidence.

Sincerely,


/s/ Stephen C. Byelick


Stephen C. Byelick
President and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


GENERAL

   Tappan Zee Financial, Inc. (the "Holding Company") is the unitary savings association holding company for Tarrytowns Bank, FSB (the "Bank"), a federally chartered savings bank and wholly-owned subsidiary of the Holding Company. On October 5, 1995, the Bank converted from a mutual savings bank to a stock savings bank (the "Conversion"). Collectively, the Holding Company and the Bank are referred to herein as the "Company." Concurrent with the Conversion, the Holding Company sold 1,620,062 shares of its common stock in a subscription and community offering at a price of $10 per share, for net proceeds of $14.9 million.

   The Company's primary market area consists of the Village of Tarrytown and its neighboring communities in Westchester County, New York with business conducted from one office located in Tarrytown, New York. The Bank is a community-oriented savings institution whose business primarily consists of accepting deposits from customers within its market area and investing those funds in mortgage loans secured by one- to four-family residences. To a significantly lesser extent, funds are invested in multi-family, commercial real estate, construction, commercial business and consumer loans. The Company also invests in mortgage-backed and other securities. The Holding Company has no business activities other than its ownership of the Bank.

   The Company's results of operations are dependent primarily on net interest income, which is the difference between the interest income earned on its interest-earning assets, such as loans and securities, and the interest expense on its interest-bearing liabilities, such as deposits. The Company also generates non-interest income such as service charges and other fees. The Company's non-interest expenses primarily consist of employee compensation and benefits, occupancy expenses, federal deposit insurance premiums, net costs of real estate owned, data processing fees and other operating expenses. The Company's results of operations are significantly affected by general economic and competitive conditions (particularly changes in market interest rates), government policies, changes in accounting standards and actions of regulatory agencies.

LIQUIDITY AND CAPITAL RESOURCES

   Liquidity is the ability of the Company to generate sufficient cash flow to meet funding needs, depositor withdrawals and operating expenses. The Bank is required to maintain an average daily balance of liquid assets as a percentage of net withdrawable deposit accounts plus short-term borrowings as defined by the regulations of the Office of Thrift Supervision ("OTS"). The minimum required liquidity ratio is currently 5.0%. At March 31, 1996, the Bank's liquidity ratio of 19.0% was in compliance with the OTS liquidity regulations.

   The Company's cash flows are derived from operating activities, investing activities and financing activities. Cash flows from operating activities consist primarily of interest income received and interest expense paid. Net cash flows from investing activities consist primarily of loan originations and payments (including amortization of principal and prepayments) and the purchase, maturity and sale of securities, including mortgage-backed securities. During the years ended March 31, 1996, 1995 and 1994, the Company's disbursements for loan originations totaled $9.3 million, $15.5 million and $9.3 million, respectively. Purchases of securities totaled $33.8 million, $5.5 million and $13.9 million for the years ended March 31, 1996, 1995 and 1994, respectively.

   Financing activity cash flows are generated primarily from deposit activity and capital transactions such as the Conversion. For the fiscal years ended March 1996, 1995 and 1994, the Company experienced net increases in deposits (including the effect of interest credited) of $8.1 million, $4.3 million and $468,000, respectively. The increase in fiscal years 1996 and 1995 reflects the general increase in market interest rates which made deposit products (particularly shorter term certificate of deposits) a more attractive investment alternative for the Company's customers. The smaller increase in deposits in fiscal 1994 reflects the generally lower level of interest rates prevailing at that time and customer preference for non-deposit investment alternatives.

   The Company has other sources of liquidity if a need for additional funds arises, including borrowing capacity from the Federal Home Loan Bank ("FHLB") of New York of up to 25% of the Bank's assets, which amounts to $27.3 million at March 31, 1996. At March 31, 1996, there were no such borrowings outstanding. The utilization of particular sources of funds depends on comparative costs and availability. While maturities and scheduled amortization of loans and securities provide an indication of the timing of the receipt of funds, changes in interest rates, economic conditions, and competition strongly influence mortgage prepayment rates and deposit flows, reducing the predictability of the timing of sources of funds.

   At March 31, 1996, the Company had outstanding loan commitments of $1.1 million, undisbursed construction loans in process of $738,000 and unadvanced commercial lines of credit of $20,000. The Company anticipates that it will have sufficient funds available to meet its current origination and other lending commitments. Certificates of deposit scheduled to mature in one year or less from March 31, 1996 totaled $40.4 million. Based upon the Company's most recent experience and pricing strategy, management believes that a significant portion of such deposits will remain with the Bank.

   The main sources of liquidity for the Holding Company are net proceeds from the sale of stock and dividends from the Bank. The main cash outflows are payments of dividends to shareholders and any repurchases of the Holding Company's common stock. On April 29, 1996, the Company received approval from the OTS to repurchase up to 5% of its outstanding common stock. The repurchase of stock may be made at management's discretion within the six-month period ending November 13, 1996. The Holding Company's ability to pay dividends to shareholders depends substantially on dividends received from the Bank. The Bank may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause equity to be reduced below applicable regulatory capital requirements or the amount required to be maintained for the liquidation account. Unlike the Bank, the Holding Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders, however, it is subject to the requirements of Delaware law. Delaware law generally limits dividends to an amount equal to the excess of the net assets of the Holding Company (the amount by which total assets exceed total liabilities) over its statutory capital, or if there is no such excess, to its profits for the current and/or immediately preceding fiscal year.

   The OTS regulations require savings associations, such as the Bank, to meet three minimum capital standards: a tangible capital ratio requirement of 1.5% of total assets as adjusted under the OTS regulations; a leverage ratio requirement of 3% of core capital to such adjusted total assets; and a risk-based capital ratio requirement of 8% of core and supplementary capital to total risk-based assets. The Bank satisfied these minimum capital standards at March 31, 1996 with tangible and leverage capital ratios of 14.9% and a total risk-based capital ratio of 38.0%. In determining the amount of risk-weighted assets for purposes of the risk-based capital requirement, a savings association must compute its risk-based assets by multiplying its assets and certain off-balance sheet items by risk-weights, which range from 0% for cash and obligations issued by the United States Government or its agencies to 100% for consumer and commercial loans, as assigned by the OTS capital regulations. These capital requirements, which are applicable to the Bank only, do not consider additional capital held at the Holding Company level, and require certain adjustments to shareholder's equity to arrive at the various regulatory capital amounts.

   The table below presents the Bank's regulatory capital amounts as compared to the OTS regulatory capital requirements at March 31, 1996:

                                       Capital        Excess
                          Amount     Requirements     Capital
                          ------     -----------      -------
                                    (In thousands)
Tangible capital         $16,220       $1,637        $14,583
Core capital              16,220        3,275         12,945
Risk-based capital        16,772        3,527         13,245

INTEREST RATE RISK MANAGEMENT

   The Company's net income is dependent to a substantial extent on its net interest income. Net interest income is derived from the "spread" between the yield on interest-earning assets and interest-bearing liabilities. The net interest income of savings institutions is significantly affected by many factors including: interest rate fluctuations; general economic conditions; product pricing; the relative mix and maturity of interest-earning assets and interest-bearing liabilities; non-interest-bearing sources of funds; and asset quality. Net interest income volatility arises because, as rates fluctuate, interest income and interest expense do not change equally. The management of interest rate risk is an essential component of managing a savings institution. The extent of the movement of interest rates, higher or lower, is an uncertainty that could have a negative impact on the earnings of the Company.

   Successful management of interest rate risk requires an awareness of changes and trends in the financial marketplace and the ability to identify and assess the sources of performance variability in an institution's operations. The principal objectives of the Company's interest rate risk management activities are to (i) evaluate the interest rate risk included in certain balance sheet accounts, (ii) determine the level of risk appropriate given the Company's business focus, operating environment, capital and liquidity requirements and performance objectives, (iii) establish prudent asset concentration guidelines and (iv) manage the risk within prudent levels approved by the Board of Directors. Through such management, the Company seeks to reduce the vulnerability of its operating results to changes in interest rates by matching more closely the effective repricings and maturities of its interest-sensitive assets and liabilities. In doing so, interest rate risk strategies must accommodate customer demands for particular loan and deposit products.

   The Company has taken several actions, under various market conditions, designed to manage its level of interest rate risk. These actions have included:
(i) purchasing adjustable and fixed rate mortgage-backed securities with varying average lives, (ii) undertaking an effort to lengthen the maturities of its certificates of deposit, the majority of which mature in less than one year, and
(iii) increasing the percentage of the loan portfolio consisting of adjustable-rate mortgage loans through originations, as market conditions permit. The Company does not currently engage in trading activities or use derivative instruments to control interest rate risk. Even though such activities may be permitted with the approval of the Board of Directors, the Company does not intend to engage in such activities in the immediate future.

   Interest rate risk may be analyzed by examining the extent to which assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within the same time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates a negative gap theoretically would tend to adversely affect net interest income. Conversely, during a period of falling interest rates, a negative gap position would theoretically tend to result in an increase in net interest income.

   At March 31, 1996, the Company's one-year gap was a negative 15.9% of total assets, compared to a negative 22.4% at March 31, 1995. The change in the one year gap primarily reflects the increased liquidity of the Company. See "Liquidity and Capital Resources." Certain shortcomings are inherent in the gap analysis. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates both on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the gap. Finally, the ability of many borrowers to make scheduled payments on their adjustable-rate loans may decrease in the event of an interest rate increase.

   In addition to gap analysis, the Company measures exposure to interest rate fluctuations using computer simulation modeling. The simulation analysis incorporates assumptions about balance sheet changes such as asset and liability growth, loan and deposit pricing and changes due to the mix and maturity of such assets and liabilities. Utilizing simulation modeling, the Company's net interest income for the year ended March 31, 1997 would increase by less than 2% with a gradual, parallel increase or decrease in rates of 200 basis points.

   Also, the quarterly OTS "Interest Rate Exposure Report" is used to evaluate the Bank's change in its net portfolio value ("NPV") arising from movements in interest rates. This approach calculates the difference between the present value of liabilities and the present value of expected cash flows from assets and off-balance sheet items. NPV analysis is a longer term performance indicator since it utilizes the present value of the future cash flows of an institution's assets, liabilities and off-balance sheet items.

   The following table sets forth, at March 31, 1996, an analysis of the Bank's interest rate risk as measured by the estimated changes in NPV resulting from instantaneous and sustained parallel shifts in the yield curve (+ or -400 basis points, measured in 100 basis point increments).

                                     Estimated Increase
     Change in                       (Decrease) in NPV
   Interest Rates  Estimated NPV    --------------------
   (Basis Points)     Amount        Amount       Percent
   --------------  -------------    ------       -------
                    (Dollars in thousands)
        +400         $11,280      $(8,359)        (43)%
        +300          13,565       (6,074)        (31)
        +200          15,669       (3,970)        (20)
        +100          17,421       (2,218)        (11)
          --          19,639           --          --
        -100          21,194        1,554           8
        -200          22,224        2,584          13
        -300          23,552        3,912          20
        -400          25,179        5,540          28

ANALYSIS OF NET INTEREST INCOME

   The following table sets forth certain information relating to the Company's average balance sheets, yields and costs for each of the years in the three-year period ended March 31, 1996. The yields and costs were derived by dividing interest income or expense by the average balance of assets or liabilities, respectively, for the periods shown. Average balances were computed based on month-end balances. Management believes that the use of average monthly balances instead of average daily balances did not have a material effect on the information presented. The yields include deferred fees and discounts which are considered yield adjustments.

                                                         For the Year Ended March 31,
                                         --------------------------------------------------------------
                                                     1996                             1995
                                         -----------------------------   ------------------------------
                                         Average              Average    Average               Average
                                         Balance  Interest  Yield/Cost   Balance  Interest   Yield/Cost
                                         -------  --------  ----------   -------  --------   ----------
                                                          (Dollars in thousands)
ASSETS:
 Interest-earning assets:
   Loans(a)                             $ 51,621    $4,465       8.65%   $47,275    $4,078        8.63%
   Mortgage-backed securities(b)          25,660     1,811       7.06     23,001     1,661        7.22
   Other securities (b)                   10,338       576       5.57      7,620       406        5.33
   Federal funds sold                     10,846       639       5.89      6,685       313        4.68
   FHLB stock                                514        37       7.20        466        36        7.73
   Other                                   1,963        96       4.89      2,251        53        2.35
                                        --------    ------       ----    -------    ------        ----
      Total interest-earning assets      100,942    $7,624       7.55%    87,298    $6,547        7.50%
                                                    ======                          ======
  Allowance for loan losses                 (645)                           (569)
  Non-interest-earning assets              3,579                           2,475
                                        --------                         -------
      Total assets                      $103,876                         $89,204
                                        ========                         =======
LIABILITIES AND EQUITY:
  Interest-bearing liabilities:
    NOW and money market                $  8,798    $  200       2.27%   $ 8,536    $  195        2.28%
    Savings accounts                      28,120       982       3.49     32,826     1,038        3.16
    Certificate accounts and other        49,288     2,820       5.72     37,377     1,679        4.49
                                        --------    ------               -------    ------
      Total interest-bearing
        liabilities                       86,206    $4,002       4.64%    78,739    $2,912        3.70%
                                                    ======                          ======
  Checking accounts                        2,069                           1,456
  Other non-interest-bearing
    liabilities                            1,743                           1,291
                                        --------                         -------
      Total liabilities                   90,018                          81,486
  Equity                                  13,858                           7,718
                                        --------                         -------
      Total liabilities and equity      $103,876                         $89,204
                                        ========                         =======
  Net interest income                               $3,622                          $3,635
                                                    ======                          ======
  Average interest rate spread(c)                                2.91%                            3.80%
  Net interest margin(d)                                         3.59                             4.16
  Ratio of interest-earning assets to
    interest-bearing liabilities          117.09%                         110.87%

                                           For the Year Ended March 31,
                                         -------------------------------
                                                       1994
                                         -------------------------------
                                         Average               Average
                                         Balance   Interest   Yield/Cost
                                         -------   --------   ----------
                                                (Dollars in thousands)
ASSETS:
 Interest-earning assets:
   Loans(a)                              $46,067     $4,086        8.87%
   Mortgage-backed securities(b)          20,412      1,545        7.57
   Other securities (b)                    9,455        477        5.04
   Federal funds sold                      5,562        168        3.02
   FHLB stock                                572         50        8.74
   Other                                   2,020         20        0.99
                                         -------     ------        ----
      Total interest-earning assets       84,088     $6,346        7.55%
                                                     ======
  Allowance for loan losses                 (501)
  Non-interest-earning assets              2,329
                                         -------
      Total assets                       $85,916
                                         =======
LIABILITIES AND EQUITY:
  Interest-bearing liabilities:
    NOW and money market                 $ 9,942     $  249        2.50%
    Savings accounts                      31,689        969        3.06
    Certificate accounts and other        34,955      1,548        4.43
                                         -------     ------
      Total interest-bearing
        liabilities                       76,586     $2,766        3.61%
                                                     ======
  Checking accounts                        1,296
  Other non-interest-bearing
    liabilities                            1,386
                                         -------
      Total liabilities                   79,268
  Equity                                   6,648
                                         -------
      Total liabilities and equity       $85,916
                                         =======
  Net interest income                                $3,580
                                                     ======
  Average interest rate spread(c)                                  3.94%
  Net interest margin(d)                                           4.26
  Ratio of interest-earning assets to
    interest-bearing liabilities          109.80%

(a) Balance is net of deferred loan fees, loan discounts and premiums, and loans in process. Non-accrual loans are included in the balances.
(b)   Balance represents amortized cost.
(c) Average interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(d) Net interest margin represents net interest income divided by average total interest-earning assets.

   The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by prior rate), (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume), and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

                                       Fiscal 1996 vs. 1995              Fiscal 1995 vs. 1994
                                  ------------------------------    -----------------------------
                                  Increase (Decrease)               Increase (Decrease)
                                         Due to                            Due to
                                  -------------------      Net      -------------------     Net
                                  Volume         Rate     Change    Volume         Rate    Change
                                  ------         ----     ------    ------         ----    ------
                                                         (In thousands)
Interest-earning assets:
  Loans                            $ 377        $  10     $  387     $ 105        $(113)    $  (8)
  Mortgage-backed securities         188          (38)       150       192          (76)      116
  Other securities                   153           17        170       (97)          26       (71)
  Federal funds sold                 249           77        326        38          107       145
  FHLB stock                           4           (3)         1        (9)          (5)      (14)
  Other                               (7)          50         43         2           31        33
                                   -----        -----     ------     -----        -----     -----
    Total                            964          113      1,077       231          (30)      201
                                   -----        -----     ------     -----        -----     -----
Interest-bearing liabilities:
  NOW and money market accounts        6           (1)         5       (35)         (19)      (54)
  Savings accounts                 $(149)          93        (56)       15           54        69
  Certificate accounts and other     574          567      1,141       110           21       131
                                   -----        -----     ------     -----        -----     -----
    Total                            431          659      1,090        90           56       146
                                   -----        -----     ------     -----        -----     -----
Net change in net interest income  $ 533        $(546)    $  (13)    $ 141        $ (86)    $  55
                                   =====        =====     ======     =====        =====     =====


COMPARISON OF FINANCIAL CONDITION AT MARCH 31, 1996 AND 1995

   Total assets increased $23.7 million to $114.8 million at March 31, 1996 from $91.1 million at March 31, 1995, reflecting the net proceeds from the Company's stock offering as well as the Company's ongoing strategy of controlled growth. In addition to the conversion proceeds, asset growth was funded primarily through deposit inflows. Deposit liabilities increased $8.1 million to $89.9 million at March 31, 1996 from $81.8 million at March 31, 1995, primarily due to an increase in certificates of deposit, the majority of which have remaining maturities of one year or less.

   Asset growth was concentrated in securities which increased $20.6 million to $51.0 million at March 31, 1996 from $30.4 million at March 31, 1995. Securities held-to-maturity amounted to $9.4 million and $17.1 million at March 31, 1996 and 1995, respectively. Securities classified as available-for-sale at March 31, 1996 and 1995 amounted to $41.5 million and $13.3 million, respectively. In December 1995, the Company transferred $11.3 million in securities to the available-for-sale portfolio from the held-to-maturity portfolio in accordance with a Financial Accounting Standards Board Special Report which provided a one-time opportunity to reclassify securities. Management intends to continue to maintain a higher level of available-for-sale securities to enhance the Company's overall financial flexibility.

   Total loans, net, increased $941,000 to $51.2 million at March 31, 1996, from $50.2 million at March 31, 1995. The increase was primarily attributable to increases in construction loans and commercial business loans.

   Other assets and other liabilities at March 31, 1996 amounted to $3.1 million and $2.5 million, respectively, as compared to $2.0 million and $1.5 million a year earlier. The increases in other assets and liabilities are primarily attributable to the recognition of an asset for unrecognized prior service cost and an obligation for plan benefits relating to the deferred compensation plan for directors of the Company. See note 9 to consolidated financial statements.

   Shareholders' equity at March 31, 1996 increased $14.6 million to $22.4 million from $7.8 million at March 31, 1995. The stock offering, net of the ESOP shares, resulted in an increase in shareholders' equity of $13.6 million, at March 31, 1996.

COMPARISON OF OPERATING RESULTS FOR THE FISCAL YEARS ENDED MARCH 31, 1996 AND
1995

   General. For the year ended March 31, 1996, the Company reported net income of $837,000, a slight increase from $834,000 for the prior year. The increase in interest income resulting from the deployment of stock offering proceeds and deposit growth was offset primarily by the increase in interest paid on certificate accounts. Decreases in the provision for loan losses and the provision for losses on real estate owned, and an increase in the net gain on sales of available-for-sale securities in the 1996 fiscal year were substantially offset by the increase in non-interest expense relating to additional benefit plans, which became effective upon the Conversion, and increased costs associated with operating as a public company.

   Net Interest Income. Net interest income for the year ended March 31, 1996 remained relatively stable at $3.6 million. The average interest rate spread and the net interest margin for the 1996 fiscal year dropped to 2.91% and 3.59%, respectively, as compared to 3.80% and 4.16%, respectively, for the prior year. These declines reflect the continued shifting of funds from savings accounts to higher costing certificate accounts and the initial investment of the Conversion proceeds in shorter term, lower yielding investments. In addition, the increase in the rates the Company paid on certificates of deposit as a result of an increase in short-term market interest rates had a negative impact on its average interest rate spread and net interest margin. The flat yield curve experienced during the year and the continuing uncertainty about the federal budget and its effect on the future direction of interest rates were factors considered by the Company in delaying the reinvestment of the stock offering proceeds in longer term investments. At March 31, 1996, the Company had over 12.5% of its assets invested in federal funds, and in treasury and other securities with an expected maturity of one year or less. Management's long term strategy is to further reinvest such proceeds in higher yielding medium and longer term securities and loans.

   Interest Income. Total interest income for the 1996 fiscal year amounted to $7.6 million, a 16.5% increase from last year. This increase relates to a $13.6 million increase in average interest-earning assets which is primarily due to the investment of funds from the stock offering and deposit growth. Of the increase in average interest-earning assets, $4.3 million was attributable to the loan portfolio, $5.4 million related to the securities portfolios, and $3.9 million related to other earning assets (principally federal funds sold). The increase in interest income for the year ended March 31, 1996 was also attributable to a slight increase in the average yield on interest-earning assets to 7.55%, from 7.50% for the 1995 fiscal year. This slight increase reflects the disparate impact that market interest rates had on the Company's interest-earning assets, which is attributable to the flat yield curve experienced during the year.

   Interest Expense. Interest expense on deposits for the year ended March 31, 1996 totaled $4.0 million, a 37.4% increase from $2.9 million for the 1995 fiscal year. The increase is attributable to a $7.5 million increase in average interest-bearing deposits, in addition to the rise in the average rate paid on deposits to 4.64%, from 3.70% for the prior year. The deposit growth is consistent with management's strategy to increase retail deposits. The average rate paid on deposits increased due to the general rise in interest rates and the shift from savings accounts to higher yielding certificates of deposit. Certificate accounts and other interest-bearing liabilities averaged $49.3 million at an average cost of 5.72% for the 1996 fiscal year as compared to an average balance of $37.4 million at an average cost of 4.49% for the 1995 fiscal year. The average balance of savings accounts decreased to $28.1 million for the year ended March 31, 1996 from $32.8 million for the prior year, while the average rate paid on savings accounts for the 1996 fiscal year increased to 3.49% from 3.16% for the 1995 fiscal year.

   Provision for Loan Losses. The provision for loan losses for the year ended March 31, 1996 decreased to $90,000, from $171,000 in the prior year. The $81,000 decrease is primarily attributable to a $1.0 million reduction in non-performing loans which totaled $1.6 million at March 31, 1996. The decline in non-performing loans is a result of a combination of factors including collections, charge-offs and the emergence of fewer new problem loans. The ratio of the allowance for loan losses to non-performing loans was 40.07% as compared to 24.58% a year ago. See "Asset Quality" for further information.

   Non-Interest Income. Non-interest income for the year ended March 31, 1996 amounted to $211,000, an increase from $67,000 for the 1995 fiscal year. The increase primarily reflects a net gain on the sale of available-for-sale securities of $88,000, as compared to a net loss of $44,000 reported in the 1995 fiscal year.

   Non-Interest Expense. Non-interest expense increased 10.1% to $2.3 million for the year ended March 31, 1996 from $2.1 million for the year ended March 31, 1995. This increase was primarily attributable to higher compensation and benefits expense and costs associated with operations as a public company, partially offset by a decline in real estate owned costs. The increase in compensation and benefits expense primarily reflects the recognition of costs associated with the employee stock ownership plan ($89,000) and the directors' retirement plan ($8,000) which became effective upon Conversion; increased expense recognized for the deferred compensation plan for the directors ($104,000), as adopted in its amended form upon Conversion; and performance-based salary increases. The net cost of real estate owned decreased to $22,000 in the 1996 fiscal year, from $184,000 for the prior year primarily due to the lower provision for losses on the sale of real estate owned. Real estate owned costs in the prior year period reflected the costs associated with the rehabilitation of REO properties prior to their sale. Despite the overall increase in expenses, the Company's ratio of non-interest expenses to average assets decreased to 2.21% in the 1996 fiscal year from 2.34% in the 1995 fiscal year, reflecting the Company's asset growth.

   Income Tax Expense. Income tax expense for the years ended March 31, 1996 and 1995 was $609,000 and $610,000, respectively, reflecting an effective tax rate of 42.1% and 42.2%, respectively.

COMPARISON OF OPERATING RESULTS FOR THE FISCAL YEARS ENDED MARCH 31, 1995 AND
1994

   General. Net income for the fiscal year ended March 31, 1995 was $834,000, compared to $1.0 million for the fiscal year ended March 31, 1994. The $180,000, or 17.8%, decrease was due to a $97,000 increase in the combined provision for loan losses and provision for losses on real estate owned, a $178,000 increase in non-interest expense (other than the real estate owned provision) and a $91,000 decrease in non-interest income, which were partially offset by a $55,000 increase in net interest income and a $131,000 decrease in income tax expense.

   Net Interest Income. Net interest income for the fiscal year ended March 31, 1995 increased $55,000, or 1.5%, to $3.6 million. This slight increase reflects the increase in average interest-earning assets which exceeded the increase in interest-bearing liabilities, the effect of which was offset by a decrease in the Company's average interest rate spread of 14 basis points to 3.80% and a decrease in the Company's net interest margin of 10 basis points to 4.16% for the 1995 fiscal year.

   Market interest rates were higher in the 1995 fiscal year across the entire U.S. Treasury yield curve than in the 1994 fiscal year. However, the Company generally realized lower yields on its average interest-earning assets (other than federal funds sold) as a result of the impact of asset repricings that occurred during the declining interest rate environment in the 1994 fiscal year. Generally, the Company's assets repriced less quickly in the rising interest rate environment of the 1995 fiscal year than in the declining interest rate environment of the 1994 fiscal year. During the 1995 fiscal year, the Company's interest-bearing liabilities, particularly its statement savings accounts and certificate accounts which had increasing average balances, repriced more quickly than the Company's interest-earning assets. This had a negative impact on the Company's average interest rate spread and net interest margin in the 1995 fiscal year compared to the 1994 fiscal year.

   Interest Income. Interest income totaled $6.5 million for the fiscal year ended March 31, 1995, compared to $6.3 million for the fiscal year ended March 31, 1994. This increase reflects a $3.2 million increase in total average interest-earning assets in the 1995 fiscal year compared to the 1994 fiscal year, while the average yield on such assets declined only five basis points over the same period. Interest income on mortgage and other loans remained relatively stable at $4.1 million for the 1995 fiscal year, reflecting a $1.2 million increase in the average balance of loans offset by the effect of a 24 basis point decrease in the average yield to 8.63%. Interest income on securities increased $45,000 to $2.1 million for the 1995 fiscal year from $2.0 million for the 1994 fiscal year. The increase is primarily due to a $116,000 increase in interest on mortgage-backed securities, attributable to a $2.6 million increase in the average balance to $23.0 million, partially offset by a 35 basis point decline in the average yield to 7.22%. Interest income on federal funds sold increased $145,000 to $313,000 for the 1995 fiscal year, reflecting a $1.1 million increase in average balance and a 166 basis point increase in average yield.

   Interest Expense. Interest expense on deposits increased $146,000 to $2.9 million for the fiscal year ended March 31, 1995, compared to $2.8 million for the fiscal year ended March 31, 1994. This increase reflects both an increase in average interest-bearing liabilities of $2.2 million during the 1995 fiscal year and an increase in the average rate paid on such liabilities of nine basis points over the same period. The increase in average interest-bearing liabilities is primarily attributable to an increase in the average balance of certificates of deposit to $37.4 million for the 1995 fiscal year from $35.0 million for the 1994 fiscal year, which increase occurred during a generally higher interest rate environment resulting in the average rate paid on such deposits increasing six basis points to 4.49%. The net effect was an increase of $131,000 in interest expense on certificates of deposit. The increase in certificates of deposit reflects the Company's general strategy of funding asset growth with deposit liabilities. The increase in interest expense also reflects a shift of interest-bearing liabilities from generally lower rate regular savings accounts, the average balance of which declined by $7.4 million from the 1994 fiscal year to the 1995 fiscal year, to generally higher rate statement savings accounts, the average balance of which increased by $8.5 million over the same period. The Company introduced the statement savings account during the 1994 fiscal year and the shift of deposits to such accounts generally reflects the Company's marketing efforts and pricing strategies with respect to such account. The effect of this movement of deposits was an increase in interest expense on statement savings accounts of $302,000 partially offset by a decrease in interest expense on regular savings accounts of $233,000.

   Provision for Loan Losses. The provision for loan losses increased to $171,000 for the fiscal year ended March 31, 1995 from $151,000 for the fiscal year ended March 31, 1994. This is primarily attributable to an increase in non-performing loans to $2.6 million at March 31, 1995 from $1.9 million at March 31, 1994 and an overall increase of $5.3 million in total loans during this period. As a percentage of total loans, the allowance for loan losses rose to 1.28% at March 31, 1995 from 1.19% at March 31, 1994. See "Asset Quality" for further information.

   Non-Interest Income. Non-interest income for the fiscal year ended March 31, 1995 decreased $91,000 to $67,000 from $158,000 for the fiscal year ended March 31, 1994. This decrease was primarily attributable to a net loss of $44,000 on sale of available-for-sale securities for the 1995 fiscal year compared to a net gain of $38,000 on sale of securities for the 1994 fiscal year. Non-interest income was also affected by a decline in other non-interest income of $26,000 for the 1995 fiscal year compared to the 1994 fiscal year, which was partially offset by an increase of $17,000 in service charges and other fees reflecting increased loan and deposit activity and increases in certain transaction fees during the 1995 fiscal year.

   Non-Interest Expense. Non-interest expense increased $255,000 to $2.1 million for the fiscal year ended March 31, 1995 from $1.8 million for the fiscal year ended March 31, 1994. The Company's ratio of non-interest expenses to average assets increased to 2.34% in the 1995 fiscal year from 2.13% in the 1994 fiscal year. The increase in non-interest expense primarily reflects increases in the net cost of real estate owned, compensation and benefits, and other non-interest expenses.

   The net cost of real estate owned increased $110,000 to $184,000 for the 1995 fiscal year from $74,000 for the 1994 fiscal year, reflecting a $77,000 increase in the provision for losses to $141,000 for the 1995 fiscal year and a $33,000 increase in net operating expenses to $43,000 for the 1995 fiscal year. The increased provision reflects anticipated losses on the ultimate sale of the real estate owned properties that were held at the beginning of the 1995 fiscal year and sold later in the year. The increase in operating expenses reflects the costs associated with the renovation of a real estate owned property obtained through foreclosure of a commercial mortgage loan during the fiscal year.

   Compensation and benefits expense increased $48,000 to $969,000 for the 1995 fiscal year compared to $921,000 for the 1994 fiscal year. This increase was primarily attributable to a general increase in salaries. Other non-interest expenses increased $68,000 to $391,000 for the 1995 fiscal year compared to $323,000 for the 1994 fiscal year primarily due to increased professional fees and a $30,000 valuation allowance established in connection with the failure of Nationar, a check-clearing and trust company in which the Company had demand accounts of $90,000. There was no change in this valuation allowance during fiscal 1996.

   Income Tax Expense. Income tax expense decreased $131,000, or 17.7%, to $610,000 for the fiscal year ended March 31, 1995 from $741,000 for the fiscal year ended March 31, 1994. This decrease was due to the decrease of $311,000, or 17.7%, in pre-tax income.

ASSET QUALITY

   Loans are classified as non-performing when they become 90 days past due as to interest or principal payments, or earlier if the ability of the borrower to meet the contractual payment terms is in doubt. Management and the Board of Directors perform a monthly review of all delinquent loans. The actions taken by the Company with respect to delinquencies vary depending on the nature of the loan and period of delinquency. It is the Company's general policy to stop the accrual of interest on all loans 90 days or more past due. Certain loans 90 days or more past due may continue to accrue interest based on management's evaluation of the loan, the underlying collateral and the credit worthiness of the borrower.

   When a loan is placed on non-accrual status, unpaid interest is reversed against interest income of the current period. Thereafter, interest payments received on non-accrual loans are recognized as income unless future collections are doubtful, in which case the payments received are applied as a reduction of principal. A loan remains on non-accrual status until the factors that indicated doubtful collectibility no longer exist or until a loan is determined to be uncollectible and is charged off against the allowance for loan losses.

   The classification of a loan as non-performing does not necessarily indicate that loan principal or interest will not be collected. Historical experience indicates that a portion of non-performing assets will eventually be recovered. When all collection efforts have been exhausted, and management determines that the borrower is unable to repay its obligation, the Company will commence foreclosure procedures.

   The following table sets forth information regarding non-accrual loans, other past due loans and real estate owned. There were no troubled debt restructurings within the meaning of Statement of Financial Accounting Standards ("SFAS") No. 15 at any of the dates presented below.

                                                                    At or For the Year Ended March 31,
                                                              ------------------------------------------
                                                               1996     1995     1994    1993      1992
                                                              ------   ------   ------   ------   ------
                                                                        (Dollars in thousands)
NON-ACCRUAL LOANS:
  Mortgage loans:
    One-to four-family                                        $  856   $  523   $  419   $  245   $  205
    Commercial property                                          126       --       --       --       --
    Construction                                                  --       --      326      326      450
  Commercial business                                             --       --       30       --      240
                                                              ------   ------   ------   ------   ------
    Total                                                     $  982   $  523   $  775   $  571   $  895
                                                              ------   ------   ------   ------   ------
  Number of non-accrual loans                                      6        2        5        2        5

ACCRUING LOANS PAST DUE NINETY DAYS OR MORE:
  Mortgage loans:
    One-to four-family                                        $  342   $  885   $  760   $  631   $  890
    Multi-family                                                  --      761      171      378       --
    Commercial property                                          266      331      180       --      211
    Construction                                                  --       --       --      542      388
  Commercial business and consumer                                42      144       17      357       50
                                                              ------   ------   ------   ------   ------
    Total                                                     $  650   $2,121   $1,128   $1,908   $1,539
                                                              ------   ------   ------   ------   ------
    Number of accruing loans past due ninety days or more          7       21       11       18       23

Total non-performing loans                                    $1,632   $2,644   $1,903   $2,479   $2,434
                                                              ======   ======   ======   ======   ======
Number of non-performing loans                                    13       23       16       20       28

Allowance for loan losses                                     $  654   $  650   $  540   $  482   $  303
                                                              ======   ======   ======   ======   ======
Real estate owned, net                                        $  402   $  455   $  367   $  449   $  809
                                                              ======   ======   ======   ======   ======
Number of real estate owned properties                             2        2        3        3        4

RATIOS:
  Non-accrual loans to total loans                              1.89%    1.03%    1.70%    1.22%    1.93%
  Non-performing loans to total loans                           3.15     5.20     4.18     5.31     5.24
  Non-performing loans and real estate owned to total assets    1.77     3.40     2.63     3.46     4.09
  Allowance for loan losses to:
    Non-accrual loans                                          66.60   124.28    69.68    84.41    33.85
    Non-performing loans                                       40.07    24.58    28.38    19.44    12.45
    Total loans                                                 1.26     1.28     1.19     1.03     0.65

Contractual interest income that would have been
 recognized on non-accrual loans                              $   93   $   18   $   81   $   61   $  107
Actual interest income recognized                                 58       --        9       27       58
                                                              ------   ------   ------   ------   ------
Interest income not recognized                                $   35   $   18   $   72   $   34   $   49
                                                              ======   ======   ======   ======   ======

   Accrued interest receivable on accruing loans past due 90 days or more amounted to $8,000, $44,000, $14,000, $62,000 and $67,000 at March 31, 1996,
1995, 1994, 1993, and 1992, respectively. If the Company had placed all such loans on non-accrual status at those dates, interest income for the fiscal years ended March 31, 1996, 1995 and 1994 would have been increased (decreased) by $36,000, ($30,000) and $48,000, respectively.

   The allowance for loan losses is established through a provision for loan losses based on management's evaluation of the risks inherent in the Company's loan portfolio and the general economy. The allowance for loan losses is maintained at an amount management considers adequate to cover loan losses which are deemed probable and estimable. The allowance is based upon a number of factors, including asset classifications, economic trends, industry experience and trends, industry and geographic concentrations, estimated collateral values, management's assessment of the credit risk inherent in the portfolio, historical loan loss experience, and the Company's underwriting policies. The Company will continue to monitor and modify its allowance for loan losses as conditions dictate. Various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. These agencies may require the Company to establish additional allowances, based on their judgements of the information available at the time of the examination.

   The following table sets forth activity in the Company's allowance for loan losses and the allowance for losses on real estate owned for the periods indicated.

                                                              For the Year Ended March 31,
                                                       -----------------------------------------
                                                       1996      1995     1994     1993     1992
                                                       ----      ----     ----     ----     ----
                                                                 (Dollars in thousands)
ALLOWANCE FOR LOAN LOSSES:
Balance at beginning of year                           $ 650    $ 540    $ 482    $ 303    $ 226
Provision for losses                                      90      171      151      315      190
Charge-offs:
  Mortgage loans:
    One- to four-family                                  (48)      --      (23)     (35)     (20)
    Commercial                                            --       --       --      (50)      --
  Construction loans                                      --      (30)      --       --      (64)
  Commercial business loans                              (36)     (31)     (78)     (22)      --
  Consumer loans                                          (2)      (2)      (4)     (29)     (29)
                                                       -----    -----    -----    -----    -----
    Total charge-offs                                    (86)     (63)    (105)    (136)    (113)
Recoveries                                                --        2       12       --       --
                                                       -----    -----    -----    -----    -----
Balance at end of year                                 $ 654    $ 650    $ 540    $ 482    $ 303
                                                       =====    =====    =====    =====    =====
Ratio of net charge-offs to average loans outstanding   0.17%    0.13%    0.20%    0.29%    0.24%

ALLOWANCE FOR LOSSES ON REAL ESTATE OWNED:
Balance at beginning of year                           $  60    $  59    $  89    $  89    $ 115
Provision for losses                                      --      141       64       --       54
Net realized losses                                      (22)    (140)     (94)      --      (80)
                                                       -----    -----    -----    -----    -----
Balance at end of year                                 $  38    $  60    $  59    $  89    $  89
                                                       =====    =====    =====    =====    =====


IMPACT OF INFLATION AND CHANGING PRICES

   The consolidated financial statements and notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

IMPACT OF PROPOSED LEGISLATION

   The Federal Deposit Insurance Act requires that the Savings Association Insurance Fund ("SAIF") and Bank Insurance Fund ("BIF") each be recapitalized until its reserves are at least 1.25% of the deposits insured by that fund. Upon reaching the 1.25% reserve ratio, the assessment rates for that fund could be reduced. The FDIC has reported that the BIF attained the 1.25% reserve ratio in May 1995 but that the SAIF is not likely to reach the 1.25% reserve ratio until after 2000. Effective on January 1, 1996, "well capitalized" BIF-insured institutions without any significant supervisory concerns are being assessed the legal minimum of $2,000 per year. The other BIF-insured institutions will pay at new assessment rates ranging from 0.03% of deposits to 0.27% of deposits. It is estimated that 92% of the BIF-insured institutions will pay only the minimum annual assessment. Because the SAIF has not attained the required 1.25% reserve ratio, SAIF-insured institutions will continue to pay assessments at the current assessment rates ranging from 0.23% of deposits to 0.31% of deposits. The resulting disparity in deposit insurance assessments between SAIF members and BIF members is likely to provide BIF-insured institutions with certain competitive advantages in the pricing of loans and deposits, and in lowered operating costs, pending any legislative action to remedy the disparity.

   The proposed Balanced Budget Act of 1995 ("Budget Act"), which was approved by the Congress but vetoed by the President, included provisions that focused on a resolution of the financial problems of the SAIF. Under the provisions of the Budget Act, all SAIF member institutions would pay a special assessment to recapitalize the SAIF, and the assessment base for the payments on the Financing Corporation ("FICO") bonds would be expanded to include the deposits of both BIF- and SAIF-insured institutions. The amount of the special assessment required to recapitalize the SAIF was then estimated to be approximately 80 basis points of the SAIF assessable deposits. This estimate of the special SAIF assessment was less than the assessment of 85 to 90 basis points that had been previously estimated. The special assessment would have been imposed on the first business day of January 1996, or on such other date prescribed by the FDIC not later than 60 days after enactment of the Budget Act, based on the amount of SAIF deposits on March 31, 1995. If an 85 or a 90 basis point assessment were assessed against the Bank's deposits as of March 31, 1995, the Bank's aggregate special SAIF assessment would be approximately $695,000 or $736,000, respectively, and an assessment of 80 basis points would be approximately $655,000. The Budget Act also would have provided that the BIF could not assess regular insurance assessments when it has a reserve ratio of 1.25% or more except on those of its member institutions that have been found to have "moderately severe" or "unsatisfactory" financial, operational, or compliance weaknesses.

   The Budget Act also provided for the merger of the BIF and SAIF on January 1, 1998, with such merger being conditioned upon the prior elimination of the thrift charter. Congressional leaders had also agreed that Congress should consider and act upon separate legislation to eliminate the thrift charter as early as possible in 1996. If adopted, such legislation would require that the Bank, as a federal savings bank, convert to a bank charter. Such a requirement to convert to a bank charter could cause the Bank to lose the favorable tax treatment for its bad debt reserves which is currently permitted under section 593 of the Internal Revenue Code (the "Code") and to have all or part of its existing bad debt reserves recaptured into income.

   The above described provisions of the Budget Act were not the basis for the President's veto, and the federal banking regulators continue to seek a legislative solution for the recapitalization of the SAIF. In February 1996, representatives of the FDIC, the OTS and the Treasury Department stated to Congress that, unless Congress adopts legislation to strengthen the SAIF, SAIF's current problems could result in an erosion of the SAIF deposit base, could cause a default on the FICO bonds, and could leave the SAIF unable to meet its obligations to insured depositors. If enacted by Congress, such legislation as described above would have the effect of reducing the capital of SAIF member institutions by the after-tax cost of the special SAIF assessment, plus any related additional tax liabilities. The legislation would also have the effect of reducing any differential that may otherwise be required in the assessment rates for the BIF and SAIF.

RECAPTURE OF TAX BAD DEBT RESERVES

   Under section 593 of the Internal Revenue Code, thrift institutions such as the Bank, which met certain definitional tests primarily relating to their assets and the nature of their business, are permitted to establish a tax reserve for bad debts and to make annual additions thereto, which additions may, within specified limitations, be deducted in arriving at their taxable income. The Bank's deduction with respect to "qualifying loans", which are generally loans secured by certain interest in real property, may currently be computed using an amount based on the Bank's actual loss experience (the "Experience Method"), or a percentage equal to 8% of the Bank's taxable income (the "PTI Method"), computed without regard to this deduction and with additional modifications and reduced by the amount of any permitted addition to the non-qualifying reserve. Similar deductions for additions to the Bank's bad debt reserve are permitted under the New York State Bank Franchise Tax; however, for purposes of this tax, the effective allowable percentage under the PTI method is 32% rather than 8%.

   Under pending legislative proposals, the PTI Method would be repealed and the Bank would be permitted to use only the Experience Method of computing additions to its bad debt reserve. In addition, the Bank would be required to recapture (i.e., take into income) over a multi-year period, beginning with the Bank's taxable year beginning January 1, 1996, the excess of the balance of its bad debt reserves (other than the supplemental reserve) as of December 31, 1995 over the greater of (a) the balance of such reserve as of December 31, 1987 (or a lesser amount if the Bank's loan portfolio has decreased since December 31,
1987) or (b) an amount that would have been the balance of such reserves as of December 31, 1995 had the Bank always computed the additions to its reserves using the experience method. However, under the proposed legislation, such recapture requirements would be suspended for each of two successive taxable years beginning January 1, 1996 in which the Bank originates a minimum amount of certain residential loans based upon the average of the principal amounts of such loans made by the Bank during its six taxable years preceding January 1, 1996.

   If section 593 of the Code is so amended, the Bank may be required for New York State tax purposes to include in its entire net income the excess of its New York State reserves for losses on qualifying real property loans over its reserve for losses on such loans maintained for federal income tax purposes (the "Excess Reserves"). Accordingly, if the pending legislative proposals are enacted in their present form, unless further legislation is adopted in New York, the Bank may be required to take its Excess Reserves into income in computing its New York State tax for its taxable year beginning January 1, 1996.

   The Bank's tax bad debt reserves at December 31, 1995 were $1.5 million for federal purposes which equalled the reserve amount at December 31, 1987 and $3.7 million for state tax purposes, resulting in Excess Reserves of $2.2 million. The Bank has established a deferred tax liability of approximately $161,000 with respect to the Excess Reserves. At this time, management of the Company cannot predict whether any legislative proposal regarding amendments to the Code related to addition to or recapture of its tax bad debt reserve will be adopted as proposed.

MANAGEMENT'S REPORT

   Management is responsible for the preparation and integrity of the consolidated financial statements and other information presented in this annual report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and reflect management's judgements and estimates with respect to certain events and transactions.

   Management is responsible for maintaining a system of internal control. The purpose of the system is to provide reasonable assurance that transactions are recorded in accordance with management's authorization, assets are safeguarded against loss or unauthorized use, and that underlying financial records support the preparation of financial statements. The system includes the communication of written policies and procedures, selection of qualified personnel, appropriate segregation of responsibilities, and the ongoing internal audit function.

   The Board of Directors meets periodically with Company management, the internal auditor, and the independent auditors, KPMG Peat Marwick LLP, to review matters relative to the quality of financial reporting, internal control, and the nature, extent and result of the audit efforts.

   The independent auditors conduct an annual audit to enable them to express an opinion on the Company's consolidated financial statements. In connection with the audit, the independent auditors consider the system of internal controls in order to determine the nature, timing and extent of their auditing procedures.


/s/ Stephen C. Byelick                      /s/ Harry G. Murphy

Stephen C. Byelick                          Harry G. Murphy
President and Chief Executive Officer       Vice President and Secretary




INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Tappan Zee Financial, Inc.:

   We have audited the accompanying consolidated balance sheets of Tappan Zee Financial, Inc. and subsidiary as of March 31, 1996 and 1995, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material aspects, the financial position of Tappan Zee Financial, Inc. and subsidiary as of March 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1996 in conformity with generally accepted accounting principles.

   As discussed in notes 1, 2, 7 and 9 to the consolidated financial statements, the Company changed its methods of accounting for securities in fiscal 1995, and income taxes and certain postretirement benefits in fiscal 1994.


/s/ KPMG Peat Marwick LLP

Stamford, Connecticut
May 8, 1996

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                    MARCH 31,
                                                                               ------------------
                                                                                 1996      1995
                                                                               --------   -------
ASSETS

Cash and due from banks                                                        $    581   $   701
Interest-bearing deposits                                                         2,458     1,852
Federal funds sold                                                                5,500     5,000
Securities (note 2):
  Held-to-maturity (fair value of $9,596 in 1996 and $16,647 in 1995)             9,436    17,064
  Available-for-sale (amortized cost of $41,772 in 1996 and $13,711 in 1995)     41,544    13,317
                                                                               --------   -------
    Total securities                                                             50,980    30,381
Loans, net (note 3):
  Mortgage loans                                                                 48,072    47,597
  Other loans                                                                     4,037     3,608
  Allowance for loan losses                                                        (654)     (650)
  Net deferred loan fees                                                           (281)     (322)
                                                                               --------   -------
    Total loans, net                                                             51,174    50,233
Federal Home Loan Bank stock                                                        561       504
Real estate owned, net (note 4)                                                     402       455
Other assets (note 5)                                                             3,134     2,023
                                                                               --------   -------
    Total assets                                                               $114,790   $91,149
                                                                               ========   =======

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:
  Deposits (note 6)                                                            $  89,908   $ 81,813
  Other liabilities (note 5)                                                       2,522      1,518
                                                                               ---------   --------
    Total liabilities                                                             92,430     83,331
                                                                               ---------   --------

SHAREHOLDERS' EQUITY (note 10):
  Preferred stock (par value $0.01 per share; 1,000,000 shares
   authorized; none issued or outstanding)                                            --         --
  Common stock (par value $0.01 per share; 5,000,000 shares
   authorized; 1,620,062 shares issued and outstanding)                               16         --
  Additional paid-in capital                                                      14,893         --
  Common Stock (121,476 shares) held by employee stock ownership plan
   ("ESOP") (note 9)                                                              (1,215)        --
  Retained earnings, substantially restricted                                      8,803      8,047
  Net unrealized loss on available-for-sale securities, net of taxes (note 2)       (137)      (229)
                                                                               ---------   --------
    Total shareholders' equity                                                    22,360      7,818
                                                                               ---------   --------
      Total liabilities and shareholders' equity                               $ 114,790   $ 91,149
                                                                               =========   ========



See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                 YEAR ENDED MARCH 31,
                                                                             ---------------------------
                                                                              1996      1995       1994
                                                                             ------   -------    -------
INTEREST INCOME:
  Mortgage loans                                                             $4,098   $ 3,767    $ 3,742
  Other loans                                                                   367       311        344
  Securities                                                                  2,387     2,067      2,022
  Other earning assets                                                          772       402        238
                                                                             ------   -------    -------
   Total interest income                                                      7,624     6,547      6,346
  Interest expense on deposits                                                4,002     2,912      2,766
                                                                             ------   -------    -------
   Net interest income                                                        3,622     3,635      3,580
  Provision for loan losses (note 3)                                             90       171        151
                                                                             ------   -------    -------
   Net interest income after provision for loan losses                        3,532     3,464      3,429
                                                                             ------   -------    -------

NON-INTEREST INCOME:
  Service charges and other fees                                                109       103         86
  Net gain (loss) on sales of securities (note 2)                                88       (44)        38
  Other                                                                          14         8         34
                                                                             ------   -------    -------
   Total non-interest income                                                    211        67        158
                                                                             ------   -------    -------

NON-INTEREST EXPENSE:
  Compensation and benefits (note 9)                                          1,185       969        921
  Occupancy and equipment                                                       220       229        227
  Federal deposit insurance premiums                                            202       182        174
  Data processing service fees                                                  151       132        113
  Net cost of real estate owned (note 4)                                         22       184         74
  Other (note 8)                                                                517       391        323
                                                                             ------   -------    -------
   Total non-interest expense                                                 2,297     2,087      1,832
                                                                             ------   -------    -------
   Income before income tax expense and cumulative effect of
    changes in accounting principles                                          1,446     1,444      1,755
  Income tax expense (note 7)                                                   609       610        741
                                                                             ------   -------    -------
   Income before cumulative effect of  changes in accounting principles         837       834      1,014
  Cumulative effect of changes in accounting principles:
   Income taxes (note 7)                                                         --        --        100
   Postretirement health care benefits, net of related tax effect (note 9)       --        --       (100)
                                                                             ------   -------    -------
   Net income                                                                $  837   $   834    $ 1,014
                                                                             ======   =======    =======
  Earnings per share, from date of conversion (note 1)                       $ 0.31
                                                                             ======

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  ADDITIONAL    COMMON               NET UNREALIZED      TOTAL
                                                         COMMON    PAID-IN    STOCK HELD   RETAINED      LOSS ON     SHAREHOLDERS'
                                                          STOCK    CAPITAL      BY ESOP    EARNINGS    SECURITIES       EQUITY
                                                         -------  ----------  ----------   --------  --------------  -------------
  Balance at March 31, 1993                                 $--     $    --        $  --     $ 6,199       $  --         $  6,199

   Net income                                                --          --           --       1,014          --            1,014
   Increase in net unrealized loss on equity securities      --          --           --          --         (12)             (12)
                                                            ---     -------      -------     -------       -----         --------

  Balance at March 31, 1994                                  --          --           --       7,213         (12)           7,201

   Net income                                                --          --           --         834          --              834
   Reversal of net unrealized loss on equity securities      --          --           --          --          12               12
   Net unrealized loss on available-for-sale
     securities, net of taxes:
    As of April 1, 1994                                      --          --           --          --         (99)             (99)
    Net increase during the year                             --          --           --          --        (130)            (130)
                                                            ---     -------      -------     -------       -----         --------

  Balance at March 31, 1995                                  --          --           --       8,047        (229)           7,818

   Net income                                                --          --           --         837          --              837
   Dividends paid ($0.05 per share)                          --          --           --         (81)         --              (81)
   Issuance of common stock                                  16      14,885           --          --          --           14,901
   Shares purchased by ESOP                                  --          --       (1,296)         --          --           (1,296)
   ESOP shares committed to be released                      --           8           81          --          --               89
   Decrease in net unrealized loss on available-for-
     sale securities, net of taxes                           --          --           --          --          92               92
                                                            ---     -------      -------     -------       -----         --------

  Balance at March 31, 1996                                 $16     $14,893      $(1,215)    $ 8,803       $(137)        $ 22,360
                                                            ===     =======      =======     =======       =====         ========


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

                                                                                   YEAR ENDED MARCH 31,
                                                                            --------------------------------
                                                                              1996        1995        1994
                                                                            --------    --------    --------
  CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                              $    837    $    834    $  1,014
    Adjustments to reconcile net income to net cash provided
      by operating activities:
      Provision for loan losses                                                   90         171         151
      Provision for real estate owned losses                                      --         141          64
      Depreciation expense                                                        73          93          91
      Accretion of net deferred loan fees                                        (61)        (47)        (50)
      Net (gain) loss on sales of securities                                     (88)         44         (38)
      Net (increase) decrease in accrued interest receivable                     (63)        (65)        126
      Other adjustments, net                                                     202        (301)        127
                                                                            --------    --------    --------
        Net cash provided by operating activities                                990         870       1,485
                                                                            --------    --------    --------

  CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of securities:
      Available-for-sale                                                     (28,728)       (526)         --
      Held-to-maturity                                                        (5,117)     (4,984)         --
      Held-for-investment                                                         --          --     (13,907)
    Proceeds from principal payments, maturities and calls of securities:
      Available-for-sale                                                       8,304       3,070          --
      Held-to-maturity                                                         1,424         762          --
      Held-for-investment                                                         --          --       9,449
    Proceeds from sales of securities:
      Available-for-sale                                                       3,797       1,664          --
      Held-for-investment                                                         --          --       3,285
    Disbursements for loan originations                                       (9,314)    (15,498)     (9,286)
    Principal collections on loans                                             8,233       9,462      10,023
    Proceeds from sales of real estate owned                                     225         345         213
    Other investing cash flows, net                                             (103)         31         106
                                                                            --------    --------    --------
        Net cash used in investing activities                                (21,279)     (5,674)       (117)
                                                                            --------    --------    --------

  CASH FLOWS FROM FINANCING ACTIVITIES:
    Net increase in deposits                                                   8,095       4,303         468
    Net (decrease) increase in mortgage escrow funds                            (344)         54         (31)
    Net proceeds from sale of common stock                                    14,901          --          --
    Common stock purchased by ESOP                                            (1,296)         --          --
    Dividends paid                                                               (81)         --          --
                                                                            --------    --------    --------
        Net cash provided by financing activities                             21,275       4,357         437
                                                                            --------    --------    --------
  Net increase (decrease) in cash and cash equivalents                           986        (447)      1,805
  Cash and cash equivalents at beginning of year                               7,553       8,000       6,195
                                                                            --------    --------    --------
  Cash and cash equivalents at end of year                                  $  8,539    $  7,553    $  8,000
                                                                            ========    ========    ========
  SUPPLEMENTAL DISCLOSURES:
    Interest paid                                                           $  4,002    $  2,912    $  2,766
    Income taxes paid                                                            531         750         625
    Securities transferred from held-to-maturity to available-for-sale        11,320          --          --
    Mortgage loans transferred to real estate owned                              111         554         171
                                                                            ========    ========    ========


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   On June 19, 1995, Tarrytown and North Tarrytown Savings and Loan Association converted from a New York State chartered mutual savings and loan association to a federally chartered mutual savings bank under the new name Tarrytowns Bank, FSB (the "Bank"). As discussed in note 10, on October 5, 1995 Tappan Zee Financial, Inc. (the "Holding Company") became the holding company for the Bank upon completion of the conversion of the Bank from a mutual savings bank to a stock savings bank (the "Conversion"). Collectively, the Holding Company and the Bank are referred to herein as the "Company".

   The Company's primary market area consists of the Village of Tarrytown and its neighboring communities in Westchester County, New York. The Bank is a community-oriented savings institution whose business primarily consists of accepting deposits from customers within its market area and investing those funds in mortgage loans secured by one- to four-family residences. To a significantly lesser extent, funds are invested in multi-family, commercial real estate, construction, commercial business and consumer loans. The Company also invests in mortgage-backed and other securities. Deposits are insured up to applicable limits by the Savings Association Insurance Fund of the Federal Deposit Insurance Corporation.

   The following is a summary of the significant accounting policies followed by the Company in the preparation of the consolidated financial statements.

Basis of Presentation

   The consolidated financial statements include the accounts of the Holding Company and its wholly-owned subsidiary, the Bank. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements. Prior to Conversion, the Holding Company had no operations other than those of an organizational nature. Subsequent thereto, the Holding Company's only business activity is the ownership of the Bank. All financial information included herein for periods prior to the Conversion refers to the Bank.

   The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expense. A material estimate that is particularly susceptible to near-term change is the allowance for loan losses, which is discussed below.

   Certain reclassifications have been made to prior year amounts to conform to the current year presentation. For purposes of reporting cash flows, cash equivalents consist of overnight federal funds sold.

Securities

   The securities portfolio includes debt securities and, to a much lesser extent, equity securities. Debt securities are principally mortgage-backed securities, consisting of collateralized mortgage obligations ("CMOs") and pass-through securities issued by United States government-sponsored entities (the Government National Mortgage Association, the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation).

   The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," prospectively as of April 1, 1994. Under SFAS No. 115, individual securities are classified as held-to-maturity securities, trading securities, or available-for-sale securities. Securities held-to-maturity are limited to debt securities for which the entity has the positive intent and ability to hold to maturity. Trading securities are debt and equity securities that are bought principally for the purpose of selling them in the near term. All other debt and equity securities are classified as available-for-sale.

   Held-to-maturity securities are carried at amortized cost under SFAS No. 115. Available-for-sale securities are carried at fair value, with unrealized gains and losses excluded from earnings and reported on a net-of-tax basis as a separate component of equity. The Company has no trading securities. Federal Home Loan Bank stock is a restricted security held in accordance with certain regulatory requirements and, accordingly, is carried at cost.

   Prior to the adoption of SFAS No. 115, debt securities held-for-investment were carried at amortized cost and equity securities were carried at the lower of aggregate cost or fair value. Net unrealized losses on equity securities, if any, were reported as a charge to equity.

   Premiums and discounts on debt securities are amortized to interest income on a level-yield basis over the expected terms of the securities. Realized gains and losses on sales of securities are determined based on the amortized cost of the specific securities sold. Unrealized losses on held-to-maturity and available-for-sale securities are charged to earnings when the decline in fair value of a security is judged to be other than temporary.

Allowance for Loan Losses

   Effective April 1, 1995, the Company prospectively adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118. Under SFAS No. 114, a loan is considered to be impaired when, based on current information and events, it is probable that the creditor will be unable to collect all principal and interest contractually due. Creditors are permitted to measure impaired loans based on (i) the present value of expected future cash flows discounted at the loan's effective interest rate, (ii) the loan's observable market price or (iii) the fair value of the collateral if the loan is collateral dependent. If the approach used results in a measurement that is less than an impaired loan's recorded investment, an impairment loss is recognized as part of the allowance for loan losses. Accordingly, the Company's overall allowance for loan losses consists of an allowance for losses on impaired loans measured in accordance with SFAS No. 114, plus an allowance for probable credit losses on the remaining loan portfolio.

   The allowance for loan losses is increased by provisions for losses charged to operations. Loan losses and recoveries of loans previously written-off are charged or credited to the allowance as incurred or realized, respectively. Management estimates the allowance for loan losses based on an evaluation of the Company's past loan loss experience, known and inherent risks in the portfolio, estimated value of underlying collateral, and current and prospective economic conditions. In management's judgment, the allowance for loan losses is adequate to absorb probable losses in the existing portfolio.

   Establishing the allowance for loan losses involves significant management judgements utilizing the best information available at the time of review. Those judgements are subject to further review by various sources, including the Company's regulators. Future adjustments to the allowance may be necessary based on changes in economic and real estate market conditions, further information obtained regarding known problem loans, the identification of additional problem loans, and other factors.

Interest and Fees on Loans

   Generally, a loan (including an impaired loan under SFAS No. 114) is placed on non-accrual status when principal or interest payments become ninety days past due, or earlier if the ability of the borrower to meet contractual payment terms is in doubt. When loans are placed on non-accrual status, unpaid interest is reversed against interest income of the current period. Thereafter, interest payments received on non-accrual loans are either applied to reduce unpaid principal balances or reported as interest income, depending on management's judgement as to the likelihood of further collections. Loans are returned to accrual status when collectibility is no longer considered doubtful.

   Loan origination fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the level-yield method over the contractual life of the related loan. Net deferred fees and costs applicable to prepaid loans are recognized in interest income at the time of prepayment. Discounts on consumer loans are accreted using the level-yield method.

Real Estate Owned

   Real estate owned consists of properties acquired through foreclosure or deed in lieu of foreclosure. A property is initially recorded at the lower of the recorded investment in the related loan or the fair value of the property, with any resulting writedown charged to the allowance for loan losses. Thereafter, an allowance for losses on real estate owned is established if the cost of a property exceeds its current fair value less estimated sales costs. Fair value estimates are based on recent appraisals and other available information. Costs incurred to develop or improve properties are capitalized, while holding costs are charged to expense.

Office Property and Equipment

   Office property and equipment is comprised of land (carried at cost) and building, furniture, fixtures and equipment (carried at cost less accumulated depreciation). Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Costs incurred to improve or extend the life of existing assets are capitalized. Repairs and maintenance, as well as renewals and replacements of a routine nature, are charged to expense.

Income Taxes

   Effective April 1, 1993, the Company changed its method of accounting for income taxes to adopt SFAS No. 109. The cumulative effect of the accounting change was reported in the fiscal 1994 statement of income.

   Under the asset and liability method required by SFAS No. 109, deferred taxes are recognized for the estimated future tax effects attributable to temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. A deferred tax liability is recognized for all temporary differences that will result in future taxable income. A deferred tax asset is recognized for all temporary differences that will result in future tax deductions, subject to reduction of the asset by a valuation allowance in certain circumstances. This valuation allowance is recognized if, based on an analysis of available evidence, management determines that it is more likely than not that some portion or all of the deferred tax asset will not be realized.

   Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax laws or rates is recognized in income in the period that includes the enactment date of the change.

Postretirement Benefit Plans

   The Company has a non-contributory defined benefit pension plan which covers substantially all employees. Pension costs are funded on a current basis. Costs for this plan, as well as the Company's directors' retirement plan and directors' deferred compensation plan, are accounted for in accordance with SFAS No. 87, "Employers' Accounting for Pensions".

   Effective April 1, 1993, the Company changed its method of accounting for postretirement health care benefits upon adoption of SFAS No. 106 and reported the cumulative effect of the accounting change in the fiscal 1994 statement of income. The cumulative effect of the accounting change represented the full amount of the Company's accumulated benefit obligation as of April 1, 1993, net of related income taxes. Under SFAS No. 106, the cost of postretirement health care benefits is recognized on an accrual basis as such benefits are earned by active employees. Prior to fiscal 1994, the Company recognized the cost of these benefits on a pay-as-you-go (cash) basis.

Employee Stock Ownership Plan

   Compensation expense is recognized equal to the fair value of ESOP shares that are committed to be released for allocation to participant accounts. To the extent that the fair value of these shares differs from the original cost, the difference is charged or credited to shareholders' equity (additional paid-in capital). The cost of unallocated ESOP shares not yet committed to be released is reflected as a reduction of shareholders' equity.

Earnings Per Share

   Earnings per share is based on net income for the period following the Conversion divided by the weighted average number of common shares outstanding (net income of $470,000 and 1,495,086 shares for the six-month period ended March31, 1996). Unallocated ESOP shares that have not been committed to be released to participants are excluded from outstanding shares in computing earning per share.

(2) SECURITIES

   The Company prospectively adopted SFAS No. 115 effective April 1, 1994, and classified securities of $17.8 million as available-for-sale and $13.0 million as held-to-maturity. As a result of adoption, equity at April 1, 1994 was decreased by $99,000, representing the net unrealized loss on securities available-for-sale less applicable income taxes. At March 31, 1996, the net unrealized loss on the available-for-sale portfolio was $228,000 ($137,000 after taxes), compared to a net unrealized loss of $394,000 ($229,000 after taxes) at March 31,1995. This adjustment to equity will continue to fluctuate in future periods to reflect changes in the net unrealized gains and losses on securities available-for-sale.

   Sales of available-for-sale securities during fiscal 1996 resulted in gross realized gains of $90,000 and gross realized losses of $2,000 ($1,000 and $45,000, respectively, for fiscal 1995). Sales of held-for-investment securities in fiscal 1994 resulted in gross realized gains of $38,000.

   In November 1995, the Financial Accounting Standards Board ("FASB") issued a special report on SFAS No.115 which provided a one-time opportunity to reclassify securities from the held-to-maturity category to the available-for-sale category prior to December 31, 1995, without calling into question the intent to hold other securities to maturity. In December 1995, the Company reclassified securities with an amortized cost and a fair value of $11.3 million and $11.5 million, respectively, from the held-to-maturity category to the available-for-sale category.

   The following are summaries of held-to-maturity and available-for-sale securities at March 31, 1996:

                                                      Gross Unrealized
                                         Amortized    ----------------      Fair
                                            Cost      Gains     Losses     Value
                                         ---------    -----     ------     -----
                                                       (In thousands)
HELD-TO-MATURITY SECURITIES
  Mortgage-backed securities:
    CMOs                                  $1,108       $  5      $ --      $1,113
    Pass-through securities                5,129        141       (21)      5,249
                                          ------       ----      ----      ------
      Total                                6,237        146       (21)      6,362
  U.S. Agency and other
    debt securities                        3,199         35        --       3,234
                                          ------       ----      ----      ------
      Total                               $9,436       $181      $(21)     $9,596
                                          ======       ====      ====      ======

                                                                   Gross Unrealized
                                                Amortized         -------------------          Fair
                                                  Cost            Gains        Losses         Value
                                                ---------         -----        ------         -----
                                                                    (In thousands)
AVAILABLE-FOR-SALE SECURITIES
Mortgage-backed securities:
  CMOs                                            $17,651         $ 93          $(189)      $17,555
  Pass-through securities                           7,671           18            (67)        7,622
                                                  -------         ----          -----       -------
    Total                                          25,322          111           (256)       25,177
Other debt securities:
  U.S. Treasury                                     6,490            3             --         6,493
  U.S. Agency and other                             8,616           10            (96)        8,530
Mutual fund investments                             1,344           --             --         1,344
                                                  -------         ----          -----       -------
    Total                                         $41,772         $124          $(352)      $41,544
                                                  =======         ====          =====       =======

   The following are summaries of held-to-maturity and available-for-sale securities at March 31, 1995:

HELD-TO-MATURITY SECURITIES
Mortgage-backed securities:
  CMOs                                            $ 6,177         $ 40          $(249)      $ 5,968
  Pass-through securities                           7,688           66           (106)        7,648
                                                  -------         ----          -----       -------
    Total                                          13,865          106           (355)       13,616
U.S. Agency and other
  debt securities                                   3,199           11           (179)        3,031
                                                  -------         ----          -----       -------
    Total                                         $17,064         $117          $(534)      $16,647
                                                  =======         ====          =====       =======

AVAILABLE-FOR-SALE SECURITIES
Mortgage-backed securities:
  CMOs                                            $ 7,773         $ 24          $(310)      $ 7,487
  Pass-through securities                           2,297           27            (17)        2,307
                                                  -------         ----          -----       -------
    Total                                          10,070           51           (327)        9,794
Other debt securities:
  U.S. Treasury                                     1,008           --            (25)          983
  U.S. Agency and other                             2,610            2            (95)        2,517
Mutual fund investments                                23           --             --            23
                                                  -------         ----          -----       -------
    Total                                         $13,711         $ 53          $(447)      $13,317
                                                  =======         ====          =====       =======


   The following is a summary of the amortized cost and fair value of debt securities, other than mortgage-backed securities, by remaining term to contractual maturity as of March 31, 1996. Actual maturities may differ from these amounts because certain issuers have the right to call or prepay obligations with or without call or prepayment penalties.

                                              Held-to-Maturity           Available-for-Sale
                                           ----------------------       ---------------------
                                           Amortized        Fair        Amortized       Fair
                                             Cost           Value         Cost          Value
                                           ---------        -----       ---------       -----
                                                              (In thousands)
One year or less                            $   --         $  --         $ 5,486       $ 5,486
More than one year to five years               250            252          4,504         4,459
More than five years to ten years            2,600          2,625          5,071         5,026
More than ten years                            349            357             45            52
                                            ------         ------        -------       -------
  Total                                     $3,199         $3,234        $15,106       $15,023
                                            ======         ======        =======       =======

(3) LOANS

   Loans are summarized as follows at March 31:

                                                       1996            1995
                                                     --------        --------
Mortgage loans:                                           (In thousands)
  Residential properties:
    One- to four-family                              $ 38,762        $ 39,020
    Multi-family                                        3,287           3,443
  Commercial properties                                 3,561           4,019
  Construction loans                                    3,200           1,930
  Construction loans in process                          (738)           (815)
                                                     --------        --------
                                                       48,072          47,597
                                                     --------        --------
Other loans:
  Commercial business loans                             2,747           2,435
  Automobile loans                                        724             603
  Other consumer loans                                    821             789
  Unearned discounts                                     (235)           (199)
  Unused commercial lines of credit                       (20)            (20)
                                                     --------        --------
                                                        4,037           3,608
                                                     --------        --------
      Total loans                                      52,109          51,205
Allowance for loan losses                                (654)           (650)
Net deferred loan fees                                   (281)           (322)
                                                     --------        --------
      Total loans, net                               $ 51,174        $ 50,233
                                                     ========        ========


   The loan portfolio at March 31, 1996 consisted of fixed-rate loans of $37.0 million and adjustable-rate loans of $15.1 million with weighted average yields of 8.61% and 8.33%, respectively. At March 31, 1995, fixed-rate loans were $31.7 million and adjustable-rate loans were $19.5 million.

   The Company primarily originates mortgage loans secured by existing single-family residential properties. The Company also originates multi-family and commercial real estate loans, construction loans, commercial business loans and consumer loans. A substantial portion of the loan portfolio is secured by real estate properties located in Westchester County, New York. The ability of the Company's borrowers to make principal and interest payments is dependent upon, among other things, the level of overall economic activity and the real estate market conditions prevailing within the Company's concentrated lending area.

   The following is a summary of loans on non-accrual status and accruing loans past ninety days or more at March 31:

                                                       1996     1995     1994
                                                      ------   ------   ------
                                                           (In thousands)
Non-accrual loans:
  Mortgage loans:
    One- to four-family                               $  856   $  523   $  419
    Commercial                                           126       --       --
    Construction                                          --       --      326
  Commercial business                                     --       --       30
                                                      ------   ------   ------
    Total                                                982      523      775
                                                      ------   ------   ------
Accruing loans past due ninety days or more:
  Mortgage loans:
    One- to four-family                                  342      885      760
    Multi-family                                          --      761      171
    Commercial                                           266      331      180
  Commercial business and consumer                        42      144       17
                                                      ------   ------   ------
    Total                                                650    2,121    1,128
                                                      ------   ------   ------
    Total non-performing loans                        $1,632   $2,644   $1,903
                                                      ======   ======   ======

   If interest payments on the foregoing non-accrual loans had been made during the respective years in accordance with the loan agreements, additional interest income of $35,000, $18,000 and $72,000 would have been recognized in fiscal 1996, 1995 and 1994, respectively.

   As discussed in note 1, the Company prospectively adopted SFAS No. 114 as of April 1, 1995. Adoption of the new standard did not result in any adjustment to the overall allowance for loan losses. SFAS No. 114 applies to loans that are individually evaluated for collectibility in accordance with the Company's normal loan review procedures (principally loans in the multi-family, commercial mortgage and construction loan categories). At March 31, 1996, the Company had one impaired loan with a recorded investment of $126,000, for which an allowance for loan impairment was not required under SFAS No. 114. The Company's average recorded investment in impaired loans was $128,000 for fiscal 1996. Interest collections and income recognized on impaired loans was insignificant for the period.

   Activity in the allowance for loan losses is summarized as follows for the years ended March 31:

                                                 1996        1995        1994
                                                -----       -----       -----
                                                        (In thousands)
Balance at beginning of year                    $ 650       $ 540       $ 482
Provision for losses                               90         171         151
Charge-offs                                       (86)        (63)       (105)
Recoveries                                         --           2          12
                                                -----       -----       -----
Balance at end of year                          $ 654       $ 650       $ 540
                                                =====       =====       =====

(4) REAL ESTATE OWNED

   A summary of real estate owned properties at March 31 follows:

                                                         1996            1995
                                                        -----           -----
                                                            (In thousands)
Single-family residences                                $ 440           $ 515
Allowance for losses                                      (38)            (60)
                                                        -----           -----
  Total, net                                            $ 402           $ 455
                                                        =====           =====

   Activity in the allowance for losses on real estate owned is summarized as follows for the years ended March 31:

                                                  1996        1995       1994
                                                  ----       -----       ----
                                                         (In thousands)
Balance at beginning of year                      $ 60       $  59       $ 89
Provision for losses                                --         141         64
Net realized losses                                (22)       (140)       (94)
                                                  ----       -----       ----
Balance at end of year                            $ 38       $  60       $ 59
                                                  ====       =====       ====


   In addition to the provision for losses, the net cost of real estate owned reported in the statements of income includes operating expenses of $22,000, $43,000 and $10,000 in fiscal 1996, 1995 and 1994, respectively.

(5) OTHER ASSETS AND LIABILITIES

   A summary of other assets and liabilities at March 31 follows:

                                                                  1996     1995
                                                                 ------   ------
                                                                  (In thousands)
  Other assets:
    Office property and equipment, net of accumulated
      depreciation of $364 in 1996 and $459 in 1995              $  560   $  632
    Accrued interest receivable                                     698      635
    Deferred income taxes (note 7)                                  516      640
    Prior service cost for deferred compensation plan (note 9)      946       --
    Other                                                           414      116
                                                                 ------   ------
      Total                                                      $3,134   $2,023
                                                                 ------   ------
  Other liabilities:
    Mortgage escrow funds                                        $  710   $1,054
    Deferred compensation plan obligation (note 9)                1,110       --
    Other                                                           702      464
                                                                 ------   ------
      Total                                                      $2,522   $1,518
                                                                 ======   ======


(6) DEPOSITS

   Deposit balances and weighted average stated interest rates at March 31 are summarized as follows:

                                                1996                   1995
                                         -----------------      ------------------
                                          Amount      Rate       Amount       Rate
                                         -------      ----      -------       ----
                                                    (Dollars in thousands)
  Checking                               $ 2,001                $ 1,554
  NOW                                      4,164      2.00%       4,423       2.00%
  Money market                             3,484      2.75        3,865       3.00
  Regular savings                         16,402      3.10       17,940       3.25
  Statement savings                       11,563      3.20       11,070       3.88
                                         -------                -------
                                          37,614      2.81       38,852       3.13
                                         -------                -------
  Savings certificates by remaining
    period to maturity:
    Under one year                        40,448      5.68       34,753       5.33
    One to three years                    11,846      6.33        8,208       6.01
                                         -------                -------
                                          52,294      5.83       42,961       5.46
                                         -------                -------
      Total                              $89,908      4.57%     $81,813       4.35%
                                         =======      ====      =======       ====


   Savings certificates issued in denominations of $100,000 or more totaled $7.6 million and $6.4 million at March 31, 1996 and 1995, respectively.

(7) INCOME TAXES

   As discussed in note 1, the Company adopted SFAS No. 109 effective April 1, 1993. The cumulative effect of the accounting change, in the amount of $100,000, has been reported as a separate credit to earnings in the fiscal 1994 statement of income.

   Income tax expense consists of the following for the years ended March 31:

                                           1996           1995           1994
                                          -----          -----          -----
                                                     (In thousands)
  FEDERAL:
    Current                               $ 465          $ 520          $ 586
    Deferred                                (14)           (90)           (51)
                                          -----          -----          -----
      Total                                 451            430            535
                                          -----          -----          -----
  NEW YORK STATE:
    Current                                  94            146            167
    Deferred                                 64             34             39
                                          -----          -----          -----
      Total                                 158            180            206
                                          -----          -----          -----
  TOTAL:
    Current                                 559            666            753
    Deferred                                 50            (56)           (12)
                                          -----          -----          -----
      Total                               $ 609          $ 610          $ 741
                                          =====          =====          =====


   Total income tax expense differs from the amounts computed by applying the applicable statutory Federal income tax rate of 34% to income before income taxes and the cumulative effect of accounting changes. A reconciliation of the tax at the statutory rate to the Company's actual tax expense follows for the years ended March 31:

                                                     1996      1995      1994
                                                     ----      ----      ----
                                                      (Dollars in thousands)
  Tax at Federal statutory rate                      $492      $491      $597
  State taxes, net of Federal tax benefit             104       119       136
  Other, net                                           13        --         8
                                                     ----      ----      ----
  Actual income tax expense                          $609      $610      $741
                                                     ====      ====      ====
  Effective income tax rate                          42.1%     42.2%     42.2%
                                                     ====      ====      ====

   The tax effects of temporary differences that give rise to the Company's deferred tax assets and liabilities at March 31 are as follows:

                                                                1996     1995
                                                               -----    -----
                                                               (In thousands)
  DEFERRED TAX ASSETS:
    Allowances for losses on loans and real estate owned       $ 285    $ 294
    Net unrealized loss on available-for-sale securities          91      165
    Loan origination fees                                        116      135
    Other                                                        193      176
                                                               -----    -----
      Total deferred tax assets                                  685      770
                                                               -----    -----
  DEFERRED TAX LIABILITIES:
    Tax bad debt reserve in excess of base-year amount          (161)    (123)
    Other                                                         (8)      (7)
                                                               -----    -----
      Total deferred tax liabilities                            (169)    (130)
                                                               -----    -----
  Net deferred tax assets                                      $ 516    $ 640
                                                               =====    =====

   Based on the Company's historical and anticipated future pre-tax earnings, management believes that it is more likely than not that the Company's deferred tax assets will be realized.

   If certain definitional tests and other conditions are met, the Bank is allowed a special bad debt deduction in determining its taxable income, based upon a specified experience formula or a percentage of its taxable income (currently 8% for Federal income tax purposes). For Federal and state income tax purposes, bad debt reserves are maintained equal to the excess of tax bad debt deductions over actual losses charged against the reserves. At March 31, 1996, the Bank's tax bad debt reserves were $1.5 million for Federal tax purposes, which equaled the base-year reserve amount, and $3.7 million for state tax purposes, which exceeded the base-year reserve amount by $2.2 million. In accordance with SFAS No. 109, deferred tax liabilities have not been recognized with respect to the base-year tax reserves, since the Bank does not expect that these amounts will become taxable in the foreseeable future. Events that would result in taxation of these reserves include (i) the failure to maintain a specified ratio of qualifying assets to total assets for tax purposes and (ii) reduction of the reserves for purposes other than bad debt losses, including certain distributions by the Bank to the Holding Company. The unrecognized deferred tax liability applicable to the base-year tax reserves was $0.6 million at March 31, 1996.

(8) OTHER NON-INTEREST EXPENSE

   The components of other non-interest expense are as follows for the years ended March 31:

                                                      1996       1995       1994
                                                      ----       ----       ----
                                                        (Dollars in thousands)
Professional services                                 $149       $ 73       $ 57
Advertising                                             51         49         55
Stationery, printing and supplies                       35         23         25
Supervisory exams and assessments                       33         32         40
Insurance and surety bond premiums                      52         46         46
Other                                                  197        168        100
                                                      ----       ----       ----
    Total                                             $517       $391       $323
                                                      ====       ====       ====


(9) BENEFIT AND STOCK OPTION PLANS

Pension Plans

   All eligible employees are included in a non-contributory, multiple-employer defined benefit pension plan. The Company's annual contributions to the plan are based on actuarially determined funding requirements. Pension expense consisted of the following components for the years ended March 31:

                                                        1996          1995           1994
                                                       -----         -----          -----
                                                                 (In thousands)
Service cost (benefits earned during the period)       $  28         $  32          $  34
Interest cost on projected benefit obligation             81            89            100
Return on plan assets                                    (80)          (79)           (85)
Net amortization and deferral                              9             9             20
                                                       -----         -----          -----
    Net expense                                        $  38         $  51          $  69
                                                       =====         =====          =====

   The following is a reconciliation of the funded status of the plan and the (accrued) prepaid pension cost at March 31:

                                                                1996       1995
                                                              -------    -------
                                                                (In thousands)
  Actuarial present value of benefit obligations:
    Accumulated benefit obligation--vested                    $  (978)   $  (846)
    Accumulated benefit obligation--nonvested                     (11)       (11)
                                                              -------    -------
      Total accumulated benefit obligation                       (989)      (857)
    Effect of projected future compensation levels               (209)      (180)
                                                              -------    -------
  Projected benefit obligation for service rendered to date   $(1,198)   $(1,037)
  Plan assets (insurance contract, at contract value)             970        971
                                                              -------    -------
  Projected benefit obligation in excess of plan assets          (228)       (66)
  Unrecognized loss (gain)                                        127        (25)
  Unrecognized net transition obligation                           98        106
                                                              -------    -------
      (Accrued) prepaid pension cost                          $    (3)   $    15
                                                              =======    =======

   The actuarial present values of the projected benefit obligations at March 31, 1996 and 1995 were determined based on discount rates of 7.0% and 8.25%, respectively, and rates of increase in future compensation levels of 5.0% and 6.0%, respectively. The expected long-term rate of return on plan assets was 8.5% for fiscal 1996 and 1995.

   The Company also has a retirement plan for directors, which is a non-qualified plan that became effective upon the Conversion. Outside directors are participants in this unfunded plan only if they have elected not to participate in the directors' deferred compensation plan described below. Participants in the directors' retirement plan who have attained age 65 and completed ten or more years of service (including past service as a director of the Bank) will receive an annual retirement benefit equal to the aggregate director compensation received (excluding stock compensation) for the final year of board service. Reduced benefits apply for shorter service periods and for early retirement. Pension expense was $8,000 for the six-month period ended March 31, 1996. The actuarial present value of the accumulated and projected benefit obligations were both $50,000 at March 31, 1996.

Deferred Compensation Plan

   The Company has established a non-qualified deferred compensation plan for directors of the Bank or the Holding Company, which was adopted in its amended form upon Conversion. Under the plan, directors may defer all or part of the compensation received for services to the Company (including compensation paid to an officer-director for service as an officer). Compensation deferred is applied to either the purchase of (i) a life insurance policy, in which case the amount of deferred benefits payable is based on the value to the Company of expected death benefit proceeds, or (ii) Company common stock and other investments, in which case the amount of deferred benefits payable is based on the investment performance of the investments made. Deferred benefits are paid in installments over a ten-year period beginning upon termination of service as a director. In the event of a change in control of the Holding Company or the Bank, the plan requires full funding of any previously-purchased life insurance contracts. In connection with the Conversion, the Company established a trust fund with an independent fiduciary for the purpose of accumulating funds to be used to satisfy its obligations under the plan.

   Upon adoption of the amended plan, the Company recorded an asset for unrecognized prior service cost and an obligation for plan benefits, both in the initial amount of $1.1 million. The unrecognized prior service cost is being amortized to compensation expense over a period of approximately 5.4 years from the Conversion date (based on the estimated remaining service periods of the participants). At March 31, 1996, unrecognized prior service cost of $946,000 is included in other assets and an obligation for plan benefits of $1.1 million (computed using a discount rate of 7.0%) is included in other liabilities. The obligation for plan benefits includes a compensation expense accrual of $164,000 for the six-month period ended March 31, 1996 (consisting of current service cost of $23,000, interest cost of $43,000 on the projected benefit obligation, and prior service cost amortization of $98,000).

   For financial reporting purposes, the assets held in the trust fund (principally life insurance contracts) are not considered plan assets but, instead, are included in the Company's consolidated balance sheet. Other assets at March 31, 1996 includes cash surrender values of purchased life insurance policies of approximately $250,000. Compensation and benefits expense for the six-month period ended March 31, 1996 has been reduced by approximately $60,000 with respect to the recognition of these cash surrender values. The total death benefits payable under the insurance policies amounted to approximately $900,000 at March 31, 1996.

Postretirement Health Care Benefits

   Substantially all employees become eligible for postretirement health care (medical and dental) benefits if they meet certain age and length of service requirements. As discussed in note 1, effective April 1, 1993, the Company changed its method of accounting for the cost of these benefits to adopt SFAS No. 106, and reported the cumulative effect of the accounting change in the fiscal 1994 statement of income. Under SFAS No. 106, the cost of postretirement health care benefits is recognized on an accrual basis as such benefits are earned by active employees.

   The Bank recognized the full amount of its accumulated benefit obligation as of April 1, 1993, in the amount of $171,000, as a charge to earnings. The after-tax charge of $100,000 has been reported in the fiscal 1994 statement of income as the cumulative effect of a change in accounting principle.

   The net periodic postretirement benefit expense consisted of the following components for the years ended March 31:

                                                            1996   1995   1994
                                                            ----   ----   ----
                                                              (In thousands)
  Service cost (benefits earned during the period)           $ 3    $ 1    $ 1
  Interest cost on projected benefit obligation               18     14     14
  Net amortization and deferral                                4     --     --
                                                             ---    ---    ---
    Net expense                                              $25    $15    $15
                                                             ===    ===    ===

   The actuarial and recorded liabilities for postretirement health care benefits, none of which have been funded, were as follows as of March 31:

                                                            1996         1995
                                                           -----        -----
                                                             (In thousands)
  Accumulated benefit obligation:
    Retirees                                               $ (87)       $ (93)
    Fully-eligible employees                                (120)         (52)
    Other active participants                                (60)         (24)
                                                           -----        -----
      Total accumulated benefit obligation                  (267)        (169)
  Unrecognized loss                                           70         --
                                                           -----        -----
    Accrued postretirement benefit cost                    $(197)       $(169)
                                                           =====        =====


   The accumulated postretirement benefit obligation was determined using the projected unit credit cost method, as required by SFAS No. 106, and discount rates of 7.0% and 8.25% as of March 31, 1996 and 1995, respectively. At March 31, 1996, the assumed rate of increase in future health care costs was 10.0% for 1996, gradually decreasing to 5.5% in the year 2005 and remaining at that level thereafter. A one-percentage-point increase in the assumed health care cost trend rate would increase the accumulated benefit obligation by approximately $20,000 at March 31, 1996 with an insignificant effect on expense recognized for the year then ended.

Employee Stock Ownership Plan

   In connection with the Conversion, the Company established an employee stock ownership plan ("ESOP") for eligible employees. The ESOP borrowed approximately $1.3 million from the Holding Company and used the funds to purchase 129,600 shares of the Holding Company's common stock sold in the offering. The ESOP will repay the loan primarily from the Bank's contributions to the ESOP over a ten-year period. The Bank makes quarterly contributions to the ESOP equal to the debt service requirements less all dividends received by the ESOP.

   Shares purchased by the ESOP are held in a suspense account by the plan trustee for future allocation to participants as the loan is repaid. Shares released from the suspense account are allocated to participants on the basis of their relative compensation. Participants become vested in the shares allocated to their respective accounts over a period not to exceed five years. Any forfeited shares are allocated to other participants in the same proportion as contributions. A total of 4,037 shares were allocated to participants as of December 31, 1995 (the plan year end). For the quarter ended March 31, 1996, the Company has committed for the release of 4,087 additional shares. Expense recognized in fiscal 1996 with respect to these 8,124 shares amounted to $89,000, based on the average fair value of the Holding Company's common stock for the period. The cost of the 121,476 shares which have not yet been committed to be released to participant accounts

($1.2 million at March 31, 1996) is reflected as a reduction of shareholders' equity. The fair value of these shares was approximately $1.5 million at that date.

Stock Option Plans

   On April 5, 1996, the Company adopted, subject to shareholders' approval and the non-objection of the Office of Thrift Supervision (the "OTS"), two stock option plans: The Tappan Zee Financial, Inc. 1996 Stock Option Plan for Officers and Employees ("Stock Option Plan") and the Tappan Zee Financial, Inc. 1996 Stock Option Plan for Outside Directors ("Directors' Stock Option Plan"). As of March 31, 1996, no options have been granted under the plans.

   Under the Stock Option Plan, 113,400 shares of authorized but unissued Holding Company stock would be reserved for issuance upon option exercises. Options under this plan may be either non-qualified stock options or incentive stock options. Each option entitles the holder to purchase one share of common stock at an exercise price equal to the fair market value on the date of grant. Options granted prior to October 5, 1996 (one year from the Conversion) vest ratably over five years from the date of grant. Each option, however, would become fully exercisable upon a change in control of the Holding Company or the Bank, or upon the death, disability or retirement of the option holder. All options expire no later than ten years following the date of grant.

   Under the Directors' Stock Option Plan, 48,600 shares of authorized but unissued Holding Company stock would be reserved for issuance to outside directors upon option exercises. Options granted under this plan are non-qualified options. Other option terms and conditions are similar to those under the Stock Option Plan.

Recognition and Retention Plans

   On April 5, 1996, the Company adopted, subject to shareholders' approval and the non-objection of the OTS, two recognition and retention plans: The Tappan Zee Financial, Inc. Recognition and Retention Plan for Officers and Employees ("Employees' Plan") and the Tappan Zee Financial, Inc. Recognition and Retention Plan for Outside Directors ("Directors' Plan"). The purpose of these plans is to provide officers and non-employee directors of the Company with a proprietary interest in the Company in a manner designed to encourage their retention. Awards granted prior to October 5, 1996 (one year from the Conversion) under the plans vest ratably over five years from the date of grant; however, immediate vesting occurs upon a change in control of the Holding Company or the Bank, or upon the death, disability or retirement of the participant.

   The Employees' Plan would authorize the granting of up to 45,360 shares of the Holding Company's common stock for the benefit of officers and employees. The Directors' Plan would authorize the granting of up to 19,440 shares of the Holding Company's common stock for the benefit of outside directors. As of March 31, 1996, no awards have been granted under the plans.

(10) SHAREHOLDERS' EQUITY

Stock Conversion

   Concurrent with the Conversion, on October 5, 1995 the Holding Company sold 1,620,062 shares of its common stock in a subscription and community offering at a price of $10 per share, for net proceeds of $14.9 million, after deducting conversion costs of $1.3 million. The Holding Company used $7.4 million of the net proceeds to acquire all of the common stock issued by the Bank in the conversion.

   In accordance with regulatory requirements, the Bank established a liquidation account at the time of the Conversion in the amount of $7.8 million, equal to its equity at March 31, 1995. The liquidation account is maintained for the benefit of eligible account holders who continue to maintain their accounts at the Bank after the Conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation of the Bank, each eligible account holder and supplemental eligible account will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held.

Capital Distributions

   The Bank may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause equity to be reduced below applicable regulatory capital requirements or the amount required to be maintained for the liquidation account. The OTS capital distribution regulations applicable to savings institutions (such as the Bank) that meet their regulatory capital requirements, generally limit dividend payments in any year to the greater of (i) 100% of year-to-date net income plus an amount that would reduce surplus capital by one-half or (ii) 75% of net income for the most recent four quarters. Surplus capital is the excess of actual capital at the beginning of the year over the institution's minimum regulatory capital requirement. The cash dividend paid by the Bank to the Holding Company in fiscal 1996 was not affected by this limitation.

   Unlike the Bank, the Holding Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders. The Holding Company is subject, however, to the requirements of Delaware law, which generally limits dividends to an amount equal to the excess of the net assets of the Holding Company (the amount by which total assets exceed total liabilities) over its statutory capital, or if there is no such excess, to its net profits for the current and/or immediately preceding fiscal year.

   On March 25, 1996, the Holding Company adopted a program to repurchase up to 5% of its outstanding common stock. On April 29, 1996, the Holding Company received approval from the OTS for the stock repurchase program. The repurchase of stock may be made at management's discretion within the six-month period ending November 13, 1996.

Regulatory Capital Requirements

   The regulations of the OTS require that savings institutions, such as the Bank, maintain minimum levels of regulatory capital. Under the regulations in effect at March 31, 1996, the Bank was required to maintain (i) a minimum tangible capital ratio of 1.5% of total adjusted assets, (ii) a minimum leverage (core capital) ratio of 3.0% of total adjusted assets, and (iii) minimum Tier I and total risk-based capital ratios of 4.0% and 8.0% of risk-weighted assets, respectively.

   Under its prompt corrective action regulations, the OTS is required to take certain supervisory actions with respect to undercapitalized institutions. These regulations establish a framework for the classification of depository institutions into five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Generally, an institution is considered well capitalized if it has a leverage (core capital) ratio of at least 5.0%, a Tier 1 risk-based capital ratio of at least 6.0%, and a total risk-based capital ratio of at least 10.0%.

   At March 31, 1996, the Bank was in compliance with the OTS regulatory capital requirements and was classified as a well-capitalized institution, with tangible and leverage capital ratios of 14.9%, and Tier 1 and total risk-based capital ratios of 36.8% and 38.0%, respectively.

(11) COMMITMENTS AND CONTINGENCIES

Off-Balance Sheet Financial Instruments

   The Company's off-balance sheet financial instruments at March 31, 1996 and 1995 were limited to fixed-rate mortgage loan origination commitments with total contractual amounts of $1.1 million and $1.4 million, respectively, and weighted average interest rates of 7.73% and 8.85%, respectively. These instruments involve elements of credit risk and interest rate risk in addition to the amounts recognized in the consolidated balance sheets. The contractual amounts represent the Company's maximum potential exposure to credit loss, but do not necessarily represent future cash requirements since certain commitments may expire without being funded. Loan commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee by the customer. Commitments are subject to the same credit approval process applied in the Company's general lending activities, including a case-by-case evaluation of the customer's creditworthiness and related collateral requirements.

Federal Home Loan Bank ("FHLB") of New York Advances

   The Bank may borrow funds from the FHLB of New York subject to certain limitations. Based on the level of qualifying collateral available to secure advances at March 31, 1996, the Bank's borrowing capacity was $27.3 million, none of which was used at that date. Advances are secured by the Bank's investment in FHLB stock and by a blanket security agreement. This agreement requires the Bank to maintain as collateral certain qualifying assets (such as securities and single-family residential mortgage loans) with a fair value, as defined, at least equal to 115% of the outstanding advances.

Legal Proceedings

   In the normal course of business, the Company is involved in various outstanding legal proceedings. Management has discussed the nature of these proceedings with legal counsel. In the opinion of management, the financial position of the Company will not be affected materially as a result of the outcome of such legal proceedings.

(12) FAIR VALUE OF FINANCIAL INSTRUMENTS

   SFAS No.107 requires the Company to disclose fair value information about financial instruments for which it is practicable to estimate fair value, whether or not such financial instruments are recognized on the balance sheet. Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

   Quoted market prices are used to estimate fair values when those prices are available. However, active markets do not exist for many types of financial instruments. Consequently, fair values for these instruments must be estimated by management using techniques such as discounted cash flow analysis and comparison to similar instruments. Estimates developed using these methods are highly subjective and require judgements regarding significant matters, such as the amount and timing of future cash flows and the selection of discount rates that appropriately reflect market and credit risks. Changes in these judgements often have a material effect on the fair value estimates. In addition, since these estimates are made as of a specific point in time, they are susceptible to material near-term changes. Fair values disclosed in accordance with SFAS No. 107 do not reflect any premium or discount that could result from the sale of a large volume of a particular financial instrument, nor do they reflect possible tax ramifications or estimated transaction costs.

   The following is a summary of the carrying values and estimated fair values of the Company's financial assets and liabilities (none of which were held for trading purposes) at March 31, 1996:

                                                            (In thousands)
                                                        Carrying       Estimated
                                                          Value       Fair Value
                                                        --------      ----------
  Financial assets:
    Cash and due from banks                             $   581        $   581
    Interest-bearing deposits                             2,458          2,458
    Federal funds sold                                    5,500          5,500
    Securities                                           50,980         51,140
    Loans                                                51,174         51,701
    FHLB stock                                              561            561
    Accrued interest receivable                             698            698
  Financial liabilities:
    Savings certificate accounts                         52,294         52,556
    Other deposit accounts                               37,614         37,614


   The following is a description of the principal valuation methods used by the Company to estimate the fair values of its financial instruments:

   Securities. Fair values were determined by published market prices or securities dealers' estimated prices.

   Loans. Fair values were estimated by portfolio, for loans with similar financial characteristics. Loans were segregated by type, such as one- to four-family residential, multi-family residential, commercial real estate, consumer loans and commercial loans. Each loan category was further segmented into fixed and adjustable-rate categories, and by performing and non-performing categories. The pricing methodology for performing one- to four-family residential mortgage loans was determined based on the zero-coupon yield curve plus the option-adjusted spread for fixed-rate mortgages. The fair values for performing loans in other portfolio categories were estimated by discounting the expected cash flows using current market rates for loans with similar terms to borrowers of similar credit quality. The fair values of non-performing loans were based on management's analysis of estimated cash flows discounted at rates commensurate with the credit risk involved.

   Deposit Liabilities. The fair value of savings certificate accounts represents contractual cash flows discounted using interest rates currently offered on accounts with similar characteristics and remaining maturities. In accordance with SFAS No. 107, the fair values of other deposit accounts (those with no stated maturity such as savings accounts) are equal to the carrying amounts payable on demand. In accordance with SFAS No. 107, these fair values do not include the value of core deposit relationships which comprise a significant portion of the Company's deposit base. Management believes that the Company's core deposit relationships provide a relatively stable, low-cost funding source which has a substantial unrecognized value separate from the deposit balances.

   Other Financial Instruments. The other financial assets and liabilities listed in the table above have fair values that approximate the respective carrying values because the instruments are payable on demand or have short-term maturities, and present relatively low credit risk and interest rate risk. Fair values of the loan origination commitments described in note 11 were estimated based on an analysis of the interest rates and fees currently charged to enter into similar transactions, considering the remaining terms of the instruments and the creditworthiness of the potential borrowers. At March 31, 1996, the fair values of these loan origination commitments approximated the related carrying values which were not significant.

(13) RECENT ACCOUNTING PRONOUNCEMENTS

   In March 1995, the FASB issued SFAS No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS No. 121 establishes accounting standards for reviewing and measuring the impairment of long-lived assets and certain identifiable intangible assets. Various assets are excluded from the scope of SFAS No. 121, including financial instruments which constitute most of the Company's assets. For assets included in the scope of SFAS No. 121, such as office property and equipment, an impairment loss must be recognized when the estimate of total undiscounted future cash flows attributable to the asset is less than the asset's carrying value. Measurement of the impairment loss is based on the fair value of the asset. SFAS No. 121 is effective for financial statements issued for fiscal years beginning after December 15, 1995. The Company's prospective adoption of SFAS No. 121 in fiscal year 1997 is expected to have no impact on the results of operations or financial position.

   In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation", which addresses accounting for stock-based compensation arrangements such as the stock option plans and the recognition and retention plans described in note 9. Under SFAS No. 123, entities can recognize stock-based compensation expense in the basic financial statements using either
(i) the approach set forth in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", or (ii) the fair value based method introduced in SFAS No. 123. Under APB Opinion No. 25, compensation expense equals the option's intrinsic value, or the excess (if any) of the market price of the underlying stock at the measurement date over the amount the employee is required to pay. Under the fair value based method introduced in SFAS No. 123, compensation expense is based on the option's estimated fair value at the grant date. The Company will adopt the provisions of APB Opinion No. 25 in accounting for the stock option plans and the recognition and retention plans. No compensation expense will be recognized for the stock option plans since the exercise price will equal the market price at the grant date. The cost of the shares acquired by the recognition and retention plans will be recognized as expense on a straight-line basis over the five-year vesting period. In accordance with SFAS No. 123, beginning in fiscal 1997 the Company will make pro forma disclosures of net income and earnings per share as if it had adopted the fair value based method of accounting.

(14) PARENT COMPANY CONDENSED FINANCIAL INFORMATION

   Set forth below is the condensed balance sheet of Tappan Zee Financial, Inc. as of March 31, 1996, and its condensed statements of income and cash flows for the period from October 5, 1995 (the Conversion date) to March 31, 1996:

                                                                            March 31,
                                                                               1996
                                                                            ---------
CONDENSED BALANCE SHEET                                                   (In thousands)
  Assets:
    Cash                                                                     $    481
    Securities and interest-bearing deposits                                    5,805
    Investment in subsidiary                                                   16,080
                                                                             --------
      Total assets                                                           $ 22,366
                                                                             ========

  Liabilities and Shareholders' Equity:
    Accrued expenses                                                         $      6
    Shareholders' equity                                                       22,360
                                                                             --------
      Total liabilities and shareholders' equity                             $ 22,366
                                                                             ========

                                                                       From October 5, 1995
                                                                         to March 31, 1996
                                                                       --------------------
CONDENSED STATEMENT OF INCOME                                             (In thousands)
  Dividend from subsidiary                                                   $     90
  Interest income                                                                  78
  Non-interest expense                                                            (22)
                                                                             --------
    Income before income tax expense and equity in undistributed
      earnings of subsidiary                                                      146
  Income tax expense                                                               33
                                                                             --------
    Income before equity in undistributed earnings of subsidiary                  113
  Equity in undistributed earnings of subsidiary                                  357
                                                                             --------
  Net income                                                                 $    470
                                                                             ========

  CONDENSED STATEMENT OF CASH FLOWS
  Cash flows from operating activities:
    Net income                                                               $    470
    Adjustments to reconcile net income to net cash provided by operating activities:
      Equity in undistributed earnings of subsidiary                             (357)
      Accrued expenses                                                              6
                                                                             --------
        Net cash provided by operating activities                                 119
                                                                             --------

  Cash flows from investing activities:
    Purchase of subsidiary's common stock                                      (7,357)
                                                                             --------

  Cash flows from investing activities:
    Net proceeds from sale of common stock, exclusive of ESOP shares           13,605
    Dividends paid                                                                (81)
                                                                             --------
       Net cash provided by financing activities                               13,524
                                                                             --------

  Increase in cash and cash equivalents                                         6,286
  Cash and cash equivalents at beginning of period                               --
                                                                             --------
  Cash and cash equivalents at end of period                                 $  6,286
                                                                             ========

(15) SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

   Summarized quarterly financial data for fiscal 1996 and 1995 is shown below:

                                                                Three Months Ended
                                            -----------------------------------------------------------
                                            June 30        September 30      December 31       March 31
                                            -------        ------------      -----------       --------
                                                      (In thousands, except per share data)
FISCAL 1996
Interest income                             $1,767           $1,823            $2,017           $2,017
Interest expense                               939            1,040             1,023            1,000
                                            ------           ------            ------           ------
  Net interest income                          828              783               994            1,017
Provision for loan losses                       30               25                25               10
Non-interest income                             33               31                32              115
Non-interest expense                           480              513               625              679
                                            ------           ------            ------           ------
  Income before income tax expense             351              276               376              443
Income tax expense                             150              110               152              197
                                            ------           ------            ------           ------
  Net income                                $  201           $  166            $  224           $  246
                                            ======           ======            ======           ======
  Earnings per share                                                           $ 0.15           $ 0.16
                                                                               ======           ======


FISCAL 1995
Interest income                             $1,555           $1,629            $1,669           $1,694
Interest expense                               649              707               749              807
                                            ------           ------            ------           ------
  Net interest income                          906              922               920              887
Provision for loan losses                       30               70                30               41
Non-interest income                              7                7                26               27
Non-interest expense                           443              577               506              561
                                            ------           ------            ------           ------
  Income before income tax expense             440              282               410              312
Income tax expense                             185              114               177              134
                                            ------           ------            ------           ------
  Net income                                $  255           $  168            $  233           $  178
                                            ======           ======            ======           ======

CORPORATE INFORMATION

BOARD OF DIRECTORS  Marvin Levy, Chairman of the Board
                    Stephen C. Byelick
                    John T. Cooney
                    Gerald L. Logan
                    Harry G. Murphy
                    Kevin J. Plunkett
                    Paul R. Wheatley


OFFICERS Stephen C. Byelick, President and Chief Executive Officer Harry G. Murphy, Vice President and
                    Secretary

OFFICE LOCATION     75 North Broadway, Tarrytown, NY 10591
                    (914) 631-0344


SHAREHOLDERS'
INFORMATION         Annual Meeting
                    The annual meeting of shareholders will be held on July 10, 1996 at 5:00 p.m. at the Tarrytown
                    Hilton, Tarrytown, NY.

                    Transfer Agent and Registrar:               General Inquiries:
                    Chemical Mellon Shareholder Services        Tappan Zee Financial, Inc.
                    PO Box 590                                  c/o Tarrytowns Bank, FSB
                    Ridgefield Park, NJ 07660                   75 North Broadway
                    Att: Shareholder Relations                  Tarrytown, NY 10591
                    (800) 851-9677                              (914) 631-0344

                    Form 10K

                    Our annual report on Form 10K, filed with the Securities and Exchange Commission, may be obtained by writing to Harry G. Murphy, Vice President and Secretary, at the above address.

STOCK MARKET DATA
The shares of common stock are quoted on The Nasdaq Stock Market under the symbol "TPNZ." The table below sets forth the dividends declared and the high and low closing sale price per common share for the quarters indicated.

                                         CASH                 CLOSING SALE PRICE
                                       DIVIDENDS     --------------------------------------
                                       DECLARED        HIGH          LOW      END OF PERIOD
                                       ---------     -------       -------    -------------
               QUARTER ENDED
               ------------
               December 31, 1995         $ --        $13 1/8       $10         $ 12 5/8
               March 31, 1996            $0.05        12 1/4        11 3/4       12


As of May 17, 1996 there were approximately 340 shareholders of record. This does not reflect the number of persons or entities who hold their common stock in nominee or "street" name through various brokerage firms.