Form 10-K, Exhibit 13
period 1997-03-31
TAPPAN ZEE FINANCIAL INC
filed 1997-06-27
CIK 947460

                             TAPPAN ZEE FINANCIAL, INC.

                       [TAPPAN ZEE FINANCIAL, INC. LOGO]

                                 1997 ANNUAL REPORT

DESCRIPTION OF BUSINESS: On October 5, 1995, Tappan Zee Financial, Inc. (the "Company") became the holding company for Tarrytowns Bank, FSB upon completion of the conversion of the Bank from a mutual savings bank to a stock savings bank. Tarrytowns Bank, FSB was originally founded in 1891 as Tarrytown and North Tarrytown Building and Loan Association. In 1995, the Bank became a federally chartered mutual savings bank and assumed its current name. The Bank offers traditional financial products with personal service from its office in Tarrytown, New York.

Explanatory Note: This report contains certain forward-looking statements consisting of estimates with respect to the financial condition, results of operations and business of the Company that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include changes in general, economic and market, and legislative and regulatory conditions, and the development of an interest rate environment that adversely affects the interest rate spread or other income anticipated from the Company's operations and investments.

SELECTED CONSOLIDATED FINANCIAL DATA

At or for the Fiscal Year Ended March 31
(Dollars in thousands, except per share data)




                                                                1997          1996          1995          1994           1993
                                                              --------      --------      --------      --------       --------
SELECTED FINANCIAL CONDITION DATA:
Total assets                                                  $121,841      $114,790       $91,149       $86,388        $84,636
Loans, net                                                      55,110        51,174        50,233        45,026         46,211
Mortgage-backed securities                                      38,989        31,414        23,659        21,157         21,915
Other securities                                                15,518        19,566         6,722         9,637          7,668
Deposits                                                        98,327        89,908        81,813        77,510         77,042
Shareholders' equity (1)                                        21,228        22,360         7,818         7,201          6,199

SELECTED OPERATING DATA:
Interest income                                               $  8,591      $  7,624       $ 6,547       $ 6,346        $ 6,724
Interest expense                                                 4,106         4,002         2,912         2,766          3,356
                                                              --------      --------       -------       -------        -------
     Net interest income                                         4,485         3,622         3,635         3,580          3,368
Provision for loan losses                                           69            90           171           151            315
                                                              --------      --------       -------       -------        -------
     Net interest income after provision for loan losses         4,416         3,532         3,464         3,429          3,053
Non-interest income                                                152           211            67           158             32
Non-interest expense (excluding special assessment)              2,849         2,297         2,087         1,832          1,609
SAIF special assessment (2)                                        538            --            --            --             --
                                                              --------      --------       -------       -------        -------
     Income before income tax expense and cumulative
          effect of changes in accounting principles             1,181         1,446         1,444         1,755          1,476
Income tax expense (3)                                             326           609           610           741            704
                                                              --------      --------       -------       -------        -------
     Income before cumulative effect of changes in
          accounting principles                                    855           837           834         1,014            772
Cumulative effect of changes in accounting principles:
     Income taxes                                                   --            --            --           100)            --
     Postretirement health care benefits, net                       --            --            --          (100)            --
                                                              --------      --------       -------       -------        -------
     Net income                                               $    855      $    837       $   834       $ 1,014        $   772
                                                              ========      ========       =======       =======        =======

SELECTED STATISTICAL DATA: (4)
Return on average assets (5)                                      0.74%         0.81%         0.93%         1.18%          0.94%
Return on average equity (5)                                      3.97          6.04         10.81         15.25          13.66
Net interest margin (6)                                           3.98          3.59          4.16          4.26           4.23
Average interest rate spread (7)                                  3.07          2.91          3.80          3.94           3.90
Equity to total assets at end of period                          17.42         19.48          8.58          8.34           7.32
Average equity to average assets                                 18.57         13.34          8.65          7.74           6.90
Efficiency ratio (8)                                             72.11         60.75         50.80         47.51          46.17
Non-interest expense to average assets(5)                         2.92          2.21          2.34          2.13           1.97
Non-performing loans to total loans                               2.97          3.15          5.20          4.18           5.31
Allowance for loan losses to non-performing loans                39.81         40.07         24.58         28.38          19.44
Allowance for loan losses to total loans                          1.18          1.26          1.28          1.19           1.03
Non-performing assets to total assets                             1.46          1.77          3.40          2.63           3.46
Dividend payout ratio (9)                                        34.04         17.23
Book value per share (10)                                     $  13.84       $ 13.80
Earnings per share (11)                                       $   0.59       $  0.31
Cash dividends per share                                      $   0.20       $  0.05



(1) For 1997 and 1996, reflects net proceeds of $14.9 million from the sale of the Company's common stock in connection with the Bank's conversion to stock form on October 5, 1995.

(2) Represents the Bank's share of a special assessment imposed on all financial institutions with deposits insured by the Savings Association Insurance Fund ("SAIF"). After taxes, this charge reduced net income by approximately $329,000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Impact of Recent Legislation -- SAIF Recapitalization."

(3) Income tax expense for fiscal 1997 has been reduced by a tax benefit of $166,000 resulting from a change in New York state tax law. See Note 8 to the Consolidated Financial Statements.

(4) With the exception of end-of-period ratios, all ratios are based on average balances.

(5) If the after-tax SAIF charge and the state tax benefit described in notes
    (2) and (3) above were excluded, net income for fiscal 1997 would have been $1,018,000, resulting in a return on average assets of 0.88% and a return on average equity of 4.72%. The ratio of non-interest expense to average assets would have been 2.45% without the SAIF charge.

(6) Net interest income divided by average interest-earning assets.

(7) The difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.

(8) Non-interest expense, excluding real estate owned expenses, divided by net interest income plus non-interest income, excluding securities gains/losses. Excluding also the SAIF special assessment, the efficiency ratio for fiscal 1997 would have been 60.45%.

(9) Dividends paid as a percentage of net income. Ratio for fiscal 1996 is based on dividends paid in the fourth quarter ended March 31, 1996 as a percentage of net income for the six-month period following the Bank's conversion. If based on net income for the fourth quarter, the ratio would have been 32.93%.

(10) Shareholders' equity divided by total shares of common stock outstanding at March 31 (1,534,062 in 1997 and 1,620,062 in 1996).

(11) Earnings per share for fiscal 1996 is stated from the date of the Bank's conversion.

TO OUR SHAREHOLDERS:

    In the 18 months following our initial public offering, our Company has met the challenges of doing business as a public company and succeeded in providing value to our shareholders. At the same time, we have continued our 106 year tradition of providing quality banking services to our customers and being actively involved in our community. It is with pleasure that I present our second Annual Report as a public company for the fiscal year ended March 31, 1997.

    In fiscal 1997, Congress finally passed legislation to reduce the disparity between the cost of deposit insurance for the Company's subsidiary, Tarrytowns Bank, FSB, and the cost incurred by our commercial bank competitors. The legislation required the Bank to pay a one-time special assessment of $538,000, before taxes, for the recapitalization of the Savings Association Insurance Fund ("SAIF") of the FDIC. The Bank's total deposit insurance costs, including the special assessment, were $693,000 in fiscal 1997. With the recapitalization of the SAIF now complete, the Bank's deposit insurance costs are expected to be approximately $60,000 for fiscal 1998, a significant savings, but still more than our commercial bank competitors.

    Despite the numerous challenges of our competitive and multi-regulated environment, our Company remains profitable and financially sound. Our capital ratios are strong and we continue to enjoy a sound market share in our target market. This success is largely due to our community bank strategy and our dedicated staff who provide modern banking services with personal service.

    Net income for the fiscal year ended March 31, 1997 was $855,000, a slight increase from $837,000 for the prior year. On a per share basis, net earnings were $0.59 for fiscal 1997 and $0.31 for the six-month period following our initial public offering in fiscal 1996. Had it not been for the special SAIF assessment and a one-time benefit due to a change in state tax law, the Company's net income would have been $1,018,000, or $0.70 per share for fiscal 1997. Net interest income, the primary contributor to our earnings, was $4.5 million in fiscal 1997, compared to $3.6 million in fiscal 1996. Non-performing loans were $1.66 million as compared to $1.63 million a year ago. Total assets at March 31, 1997 amounted to $121.8 million, an increase of $7.0 million from $114.8 million a year earlier. Our asset growth reflects an expansion in interest-earning assets funded by an increase in our deposit base, which grew $8.4 million to $98.3 million at March 31, 1997 from $89.9 million at March 31, 1996.

    Shareholders' equity decreased from $22.4 million to $21.2 million during fiscal 1997, while tangible book value per share increased from $13.80 at March 31, 1996 to $13.84 at March 31, 1997. This was due to the positive effect of treasury share repurchases and earnings retained for the year. Shareholders who entrusted us with their investment capital have been rewarded with increased value in their shares. The closing market value of the Company's stock increased by 18.75% or $2.25 per share to $14.25 at March 31, 1997 from $12.00 a year earlier. The Company also paid four quarterly dividends of $0.05 per share in fiscal 1997. In April, the Board of Directors declared the Company's sixth consecutive quarterly dividend to shareholders of record on May 8, 1997. The dividend, which was paid on May 28, 1997, was increased to $0.07 per share from $0.05. The Company's ratio of shareholders' equity to total assets was 17.42% at March 31, 1997 compared with 19.48% at March 31, 1996.

    We remain committed to enhancing the value of our shareholders investment by prudently deploying our capital and depositors' funds in our local community. On behalf of the Board of Directors, I wish to thank our customers, staff and shareholders for their continued loyalty and confidence.




Sincerely,

/s/Stephen C. Byelick
---------------------
Stephen C. Byelick
President and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

    Tappan Zee Financial, Inc. (the "Holding Company") is the unitary savings bank holding company for Tarrytowns Bank, FSB (the "Bank"), a federally chartered savings bank and wholly-owned subsidiary of the Holding Company. On October 5, 1995, the Bank converted from a mutual savings bank to a stock savings bank (the "Conversion"). Collectively, the Holding Company and the Bank are referred to herein as the "Company." Concurrent with the Conversion, the Holding Company sold 1,620,062 shares of its common stock in a subscription and community offering at a price of $10 per share, for net proceeds of $14.9 million (the "Stock Offering").

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

    The Company's results of operations are dependent primarily on net interest income, which is the difference between the interest income earned on its interest-earning assets, such as loans and securities, and the interest expense on its interest-bearing liabilities, such as deposits. The Company also generates non-interest income such as service charges and other fees. The Company's non-interest expense consists of compensation and benefits, occupancy expenses, federal deposit insurance costs, data processing service fees, net costs of real estate owned and other operating expenses. The Company's results of operations are significantly affected by general economic and competitive conditions (particularly changes in market interest rates), government policies, changes in accounting standards and actions of regulatory agencies.

IMPACT OF RECENT LEGISLATION

    SAIF Recapitalization. For the period from January 1 through September 30, 1996, there existed a disparity of 23 cents per $100 of deposits in the minimum deposit insurance assessment rates applicable to deposits insured by the Bank Insurance Fund ("BIF") and the higher assessment rates applicable to deposits insured by the Savings Association Insurance Fund ("SAIF"). In response to this disparity, on September 30, 1996 the Deposit Insurance Funds Act of 1996 (the "Funds Act") was enacted into law. The Funds Act authorized the Federal Deposit Insurance Corporation ("FDIC") to impose a special assessment on all financial institutions with SAIF-assessable deposits in the amount necessary to recapitalize the SAIF. Pursuant to such authority, the FDIC imposed a special assessment of 65.7 basis points per $100 of an institution's SAIF-assessable deposits held on March 31, 1995. The Company's special SAIF assessment of $538,000 before taxes ($329,000 net of taxes) was charged to expense in September 1996 and paid in November 1996. In view of the recapitalization of the SAIF, the FDIC reduced the assessment rates for SAIF-assessable deposits. For the calendar year 1997, the SAIF assessment rates range from 0 to 27 basis points, which is the same range of rates applicable to the BIF. Prior to the SAIF recapitalization, all SAIF-insured institutions were subject to a minimum assessment of 23 basis points. The Funds Act also expanded the assessment base to include BIF-insured, as well as SAIF-insured, institutions to fund payments on the bonds issued by the Financing Corporation ("FICO bonds") to recapitalize the now defunct Federal Savings and Loan Insurance Corporation. In order to fund such interest payments, a separate assessment of 1.3 basis points for BIF-assessable deposits and 6.48 basis points for SAIF-assessable deposits became effective on January 1, 1997. The Funds Act requires that, until December 31, 1999 or such earlier date on which the last savings association ceases to exist, the rates of assessment for FICO bond payments imposed on BIF-assessable deposits will be one-fifth of the rate imposed on SAIF-assessable deposits. As a result of the lower overall assessment rates, the Bank's non-interest expense for the three months ended March 31, 1997 was reduced by $45,000 compared to the same period in 1996.

    The Funds Act also provides for the merger of the BIF and SAIF on January 1, 1999, with such merger being conditioned upon the prior elimination of the thrift charter. The Funds Act required the Secretary of Treasury to conduct a study of relevant factors with respect to the development of a common charter for all insured depository institutions and the abolition of separate charters for banks and thrifts and to report the Secretary's conclusions and the findings to Congress. The Secretary of the Treasury has recommended that the separate charter for thrifts be eliminated only if other legislation is adopted that permits bank holding companies to engage in certain non-financial activities. Absent legislation permitting such non-financial activity, the Secretary of the Treasury recommended retention of the thrift charter. Other proposed legislation has been introduced in Congress that would require thrift institutions to convert to bank charters. The Secretary of the Treasury also recommended that the BIF and the SAIF be merged irrespective of the elimination of the thrift charter.

    Tax Bad Debt Reserves. Federal tax law changes were enacted in August 1996 to eliminate the "thrift bad debt" method of calculating bad debt deductions for tax years after 1995 and to require thrifts to recapture into taxable income (over a six-year period) all bad debt reserves accumulated after 1987. Since the Bank's federal bad debt reserves approximated the 1987 base-year amounts, this recapture requirement had no significant impact. The tax law changes also provide that taxes associated with the recapture of pre-1988 bad debt reserves would become payable under more limited circumstances than under prior law. For example, such taxes would no longer be payable in the event that the thrift charter is eliminated and the Bank is required to convert to a bank charter.

    Amendments to the New York state tax law redesignate the Bank's state bad debt reserve at December 31, 1995 as the base-year amount and also provide for future additions to the base-year reserve using the percentage-of-taxable-income method. This change eliminated the excess New York state reserve for which the Company had recognized a deferred tax liability. Accordingly, the Company reduced its deferred tax liability in the quarter ended September 30, 1996, by $166,000, representing a state deferred tax benefit of $252,000 less related deferred federal taxes of $86,000. Taxes associated with the recapture of the state base-year reserve would still become payable under various circumstances, including conversion to a bank charter or failure to meet various thrift definition tests. See Note 8 to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

    Liquidity is the ability of the Company to generate sufficient cash flow to meet funding needs, depositor withdrawals and operating expenses. The Bank is required to maintain an average daily balance of liquid assets as a percentage of net withdrawable deposit accounts plus short-term borrowings as defined by the regulations of the Office of Thrift Supervision ("OTS"). The minimum required liquidity ratio is currently 5.0%. At March 31, 1997, the Bank's liquidity ratio of 13.5% was in compliance with the OTS liquidity regulations.

    The Company's cash flows are derived from operating activities, investing activities and financing activities. Cash flows from operating activities consist primarily of interest income received and interest expense paid. Net cash flows from investing activities consist primarily of loan originations and payments (including amortization of principal and prepayments) and the purchase, maturity and sale of securities, including mortgage-backed securities. During the years ended March 31, 1997, 1996 and 1995, the Company's disbursements for loan originations totaled $11.9 million, $9.3 million and $15.5 million, respectively. Purchases of securities totaled $29.7 million, $33.8 million and $5.5 million for the years ended March 31, 1997, 1996 and 1995, respectively.

    Financing activity cash flows are generated primarily from deposit activity. For the fiscal years ended March 31, 1997, 1996 and 1995, the Company experienced net increases in deposits (including the effect of interest credited) of $8.4 million, $8.1 million and $4.3 million, respectively. The increases reflect the generally higher market interest rates, particularly in the past two fiscal years, which made deposit products such as shorter term certificates of deposit a more attractive investment alternative for the Company's customers.

    The Company has other sources of liquidity if a need for additional funds arises, including borrowing capacity from the Federal Home Loan Bank ("FHLB") of New York of up to 25% of the Bank's assets, which amounts to $29.3 million at March 31, 1997. There were no such borrowings outstanding at March 31, 1997. The utilization of particular sources of funds depends on comparative costs and availability. While maturities and scheduled amortization of loans and securities provide an indication of the timing of the receipt of funds, changes in interest rates, economic conditions, and competition strongly influence mortgage prepayment rates and deposit flows, reducing the predictability of the timing of these cash flows.

    At March 31, 1997, the Company had outstanding loan origination commitments of $1.5 million, undisbursed construction loans in process of $686,000 and unadvanced commercial lines of credit of $15,000. The Company anticipates that it will have sufficient funds available to meet its current origination and other lending commitments. Certificates of deposit scheduled to mature in one year or less from March 31, 1997 totaled $49.0 million. Based upon the Company's most recent experience and pricing strategy, management believes that a significant portion of such deposits will remain with the Bank.

    The main sources of liquidity for the Holding Company are net proceeds from the sale of stock and dividends from the Bank. The main cash outflows are payments of dividends to shareholders and repurchases of the Holding Company's common stock. Through March 31, 1997, the Holding Company has repurchased for its treasury 86,000 shares of its common stock, or 5.3% of the shares issued in the Stock Offering at an aggregate cost of $1.1 million. At that date, the Holding Company had OTS authorization to repurchase up to an additional 71,950 shares (approximately 4.7% of outstanding shares) prior to November 1997. Also during fiscal 1997, 52,840 common shares were purchased to fund awards under the management and directors' recognition and retention plans ("RRPs"). The Holding Company's ability to pay dividends to shareholders depends substantially on dividends received from the Bank. The Bank may not declare or pay cash dividends on its common stock if the effect thereof would cause equity to be reduced below applicable regulatory capital requirements or the amount required to be maintained for the liquidation account established in connection with the Conversion. Unlike the Bank, the Holding Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders, however, it is subject to the requirements of Delaware law. Delaware law generally limits dividends to an amount equal to the excess of the net assets of the Holding Company (the amount by which total assets exceed total liabilities) over its statutory capital, or if there is no such excess, to its profits for the current and/or immediately preceding fiscal year.

    OTS regulations require savings associations, such as the Bank, to meet three minimum capital standards: a tangible capital ratio of 1.5% of total assets as adjusted under the OTS regulations; a leverage ratio of 3% of core capital to such adjusted total assets; and a risk-based capital ratio of 8% of core and supplementary capital to total risk-weighted assets. The Bank satisfied these minimum capital standards at March 31, 1997 with tangible and leverage capital ratios of 14.1% and a total risk-based capital ratio of 39.5%. In determining the amount of risk-weighted assets for purposes of the risk-based capital requirement, a savings association multiplies its assets and certain off-balance sheet items by risk-weights, which range from 0% for cash and obligations issued by the United States Government or its agencies to 100% for consumer and commercial loans, as assigned by the OTS capital regulations. These capital requirements, which are applicable to the Bank only, do not consider additional capital held at the Holding Company level, and require certain adjustments to the Bank's total equity to arrive at the various regulatory capital amounts.

    At the time of the Conversion, the Bank was required to establish a liquidation account equal to its capital as of March 31, 1995. This liquidation account is reduced to the extent that eligible account holders have reduced their qualifying deposits. In the unlikely event of a complete liquidation of the Bank, each eligible account holder will be entitled to receive a distribution from the liquidation account. The Bank is not permitted to declare or pay dividends on its capital stock, or repurchase any of its outstanding stock, if the effect thereof would cause its shareholder's equity to be reduced below the amount required for the liquidation account or applicable regulatory capital requirements.

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

    Successful management of interest rate risk requires an awareness of changes and trends in the financial marketplace and the ability to identify and assess the sources of performance variability in an institution's operations. The principal objectives of the Company's interest rate risk management activities are to (i) evaluate the interest rate risk included in certain balance sheet and off-balance sheet accounts, (ii) determine the level of risk appropriate given the Company's business focus, operating environment, capital and liquidity requirements, and performance objectives, (iii) establish prudent asset concentration guidelines and (iv) manage the risk within prudent levels approved by the Board of Directors.

    One aspect of the Company's interest-rate risk position, is that as of March 31, 1997, approximately 25.1% of the Company's interest-earning assets are invested in fixed-rate loans, with remaining maturities greater than five years. In addition, approximately 49.9% of the Company's deposits are certificates of deposit maturing in one year or less. The Company seeks to minimize any resultant interest-rate risk through the management of its available-for-sale securities portfolio which is comprised mainly of mortgage-backed securities guaranteed by government agencies and represents 30.6% of interest-earning assets. The Company has taken several other actions, under various market conditions, designed to manage its level of interest rate risk. These actions have included: (i) purchasing adjustable and fixed rate mortgage-backed securities with varying average lives; (ii) undertaking an effort to lengthen the maturities of its certificates of deposit, the majority of which mature in less than one year; and (iii) to a lesser extent, increasing the portfolio of adjustable-rate mortgage loans through originations, as market conditions permit. The Company does not currently engage in trading activities or use derivative instruments to control interest rate risk. Even though such activities may be permitted with the approval of the Board of Directors, the Company does not intend to engage in such activities in the immediate future.

    One approach used by management to quantify interest rate risk is the analysis of the change in the Bank's net portfolio value ("NPV") arising from movements in interest rates. This approach calculates the difference between the present value of liabilities and the present value of expected cash flows from assets and off-balance sheet items. The following table sets forth, at March 31, 1997, an analysis of the Bank's interest rate risk as measured by the estimated changes in NPV resulting from instantaneous and sustained parallel shifts in the yield curve (+ or - 400 basis points, measured in 100 basis point increments).

                                                   Estimated Increase
                   Change in                       (Decrease) in NPV
                 Interest Rates  Estimated NPV   ---------------------
                 (Basis Points)     Amount       Amount        Percent
                 --------------     ------       ------        -------
                                  (Dollars in thousands)
                      +400         $ 7,518      $(11,552)        (61)%
                      +300          10,226        (8,844)        (46)
                      +200          13,117        (5,953)        (31)
                      +100          16,118        (2,952)        (15)
                        --          19,070            --          --
                      -100          21,596         2,526          13
                      -200          23,174         4,104          22
                      -300          24,521         5,451          29
                      -400          26,109         7,039          37

    Certain assumptions utilized by the OTS in assessing the interest rate risk of thrift institutions were employed in preparing data for the Bank included in the preceding table. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under the various interest rate scenarios. It was also assumed that delinquency rates will not change as a result of changes in interest rates although there can be no assurance that this will be the case. Even if interest rates change in the designated amounts, there can be no assurance that the Bank's assets and liabilities would perform as set forth above. In addition, a change in U.S. Treasury rates in the designated amounts accompanied by a change in the shape of the Treasury yield curve would cause significantly different changes to the NPV than indicated above. The Holding Company's assets (excluding its investment in the Bank), which are excluded from the NPV analysis set forth above, consist primarily of money market funds. On a consolidated basis, the Company's NPV based on current interest rates is $23.7 million; an instantaneous 200 basis point increase in interest rates would decrease that amount by $6.0 million, or 25%.

ANALYSIS OF NET INTEREST INCOME

    The following table sets forth the Company's average balance sheets, average yields and costs, and certain other information for fiscal 1997, 1996 and 1995. The yields and costs were derived by dividing interest income or expense by the average balance of assets or liabilities, respectively, for the periods shown. Substantially all average balances were computed based on month-end balances, producing results which approximate average daily balances. Interest income includes the effect of deferred fees and discounts which are considered yield adjustments.

                                                                              For the Year Ended March 31,
                                                    -----------------------------------------------------------------------------
                                                                   1997                                      1996
                                                    --------------------------------------     ----------------------------------
                                                    Average                     Average        Average      Average      Average
                                                    Balance       Interest        Rate         Balance      Interest      Rate
                                                    ---------     ---------     --------       --------     --------    ---------
                                                                                (Dollars in thousands)
ASSETS:
 Interest-earning assets:
     Loans (1)                                       $ 55,354        $4,721       8.53%         $ 51,621       $4,465      8.65%
     Mortgage-backed securities (2)                    38,141         2,719       7.13            25,660        1,811      7.06
     Other securities (2)                              12,500           794       6.35            10,338          576      5.57
     Federal funds sold                                 4,538           234       5.16            10,846          639      5.89
     FHLB stock                                           579            37       6.39               514           37      7.20
     Other                                              1,717            86       5.01             1,963           96      4.89
                                                     --------        ------                     --------       ------
          Total interest-earning assets               112,829        $8,591       7.61%          100,942       $7,624      7.55%
                                                     ========        ======                                    ======
Allowance for loan losses                                (657)                                      (645)
Non-interest-earning assets                             3,909                                      3,579
                                                     --------                                   --------
          Total assets                               $116,081                                   $103,876
                                                     ========                                   ========

LIABILITIES AND EQUITY:
 Interest-bearing liabilities:
     NOW and money market                            $  6,491          $160       2.46%         $  8,798       $  200      2.27%
     Savings accounts                                  26,662           800       3.00            28,120          982      3.49
     Short term FHLB borrowings                           204            12       5.61                --           --        --
     Certificate accounts and other                    57,136         3,134       5.49            49,288        2,820      5.72
                                                     --------        ------                     --------       ------
          Total interest-bearing liabilities           90,493        $4,106       4.54%           86,206       $4,002      4.64%
                                                                     ======                                    ======
Checking accounts                                       2,255                                      2,069
Other non-interest-bearing liabilities                  1,778                                      1,743
                                                     --------                                   --------
          Total liabilities                            94,526                                     90,018
Equity                                                 21,555                                     13,858
                                                     --------                                   --------
          Total liabilities and equity               $116,081                                   $103,876
                                                     ========                                   ========

Net interest income                                                  $4,485                                    $3,622
                                                                     ======                                    ======
Average interest rate spread (3)                                                  3.07%                                    2.91%
Net interest margin (4)                                                           3.98                                     3.59
Ratio of interest-earning assets to
     interest-bearing liabilities                      124.68%                                    117.09%

                                                       For the Year Ended March 31,
                                                    -----------------------------------
                                                                   1995
                                                     ----------------------------------
                                                     Average                  Average
                                                     Balance     Interest      Rate
                                                     ---------   ---------   ----------
                                                          (Dollars in thousands)

ASSETS:
 Interest-earning assets:
     Loans (1)                                       $47,275      $4,078        8.63%
     Mortgage-backed securities (2)                   23,001       1,661        7.22
     Other securities (2)                              7,620         406        5.33
     Federal funds sold                                6,685         313        4.68
     FHLB stock                                          466          36        7.73
     Other                                             2,251          53        2.35
                                                     -------      ------
          Total interest-earning assets               87,298      $6,547        7.50%
                                                                  ======
Allowance for loan losses                               (569)
Non-interest-earning assets                            2,475
                                                     -------
          Total assets                               $89,204
                                                     =======

LIABILITIES AND EQUITY:
 Interest-bearing liabilities:
     NOW and money market                            $ 8,536      $  195        2.28%
     Savings accounts                                 32,826       1,038        3.16
     Short term FHLB borrowings                           --          --          --
     Certificate accounts and other                   37,377       1,679        4.49
                                                     -------      ------
          Total interest-bearing liabilities          78,739      $2,912        3.70%
                                                                  ======
Checking accounts                                      1,456
Other non-interest-bearing liabilities                 1,291
                                                     -------
          Total liabilities                           81,486
Equity                                                 7,718
                                                     -------
          Total liabilities and equity               $89,204
                                                     =======

Net interest income                                               $3,635
                                                                  ======
Average interest rate spread (3)                                                3.80%
Net interest margin (4)                                                         4.16
Ratio of interest-earning assets to
 interest-bearing liabilities                         110.87%

(1) Balances are net of deferred loan fees, loan discounts and premiums, and loans in process. Non-accrual loans are included in the balances.

(2) Balances represent amortized cost.

(3) Average interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

(4) Net interest margin represents net interest income divided by average total interest-earning assets.

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

                                               Fiscal 1997 vs. 1996                          Fiscal 1996 vs. 1995
                                        -------------------------------------        ------------------------------------
                                         Increase (Decrease)                         Increase (Decrease)
                                               Due to                                       Due to
                                        --------------------            Net         ---------------------           Net
                                       Volume          Rate           Change        Volume          Rate          Change
                                       -------         -----          -------       -------         -----         -------
                                                                          (In thousands)
Interest-earning assets:
 Loans                                    $ 319          $ (63)         $ 256          $ 377          $  10         $  387
 Mortgage-backed securities                 889             19            908            188            (38)           150
 Other securities                           131             87            218            153             17            170
 Federal funds sold                        (334)           (71)          (405)           249             77            326
 FHLB stock                                   4             (4)            --              4             (3)             1
 Other                                      (12)             2            (10)            (7)            50             43
                                          -----          -----          -----          -----          -----         ------
  Total                                     997            (30)           967            964            113          1,077
                                          -----          -----          -----          -----          -----         ------
Interest-bearing liabilities:
 NOW and money market accounts              (55)            15            (40)             6             (1)             5
 Savings accounts                           (49)          (133)          (182)          (149)            93            (56)
 Certificate accounts and other             432           (118)           314            574            567          1,141
 Short term FHLB borrowings                  12             --             12             --             --             --
                                          -----          -----          -----          -----          -----         ------
  Total                                     340           (236)           104            431            659          1,090
                                          -----          -----          -----          -----          -----         ------
Net change in net interest income         $ 657          $ 206          $ 863          $ 533          $(546)        $  (13)
                                          =====          =====          =====          =====          =====         ======


COMPARISON OF FINANCIAL CONDITION AT MARCH 31, 1997 AND 1996

    Total assets increased $7.0 million to $121.8 million at March 31, 1997 from $114.8 million at March 31, 1996, reflecting management's strategy of controlled growth, particularly with respect to retail deposits. Deposits, the primary source of funds for the asset growth, increased $8.4 million to $98.3 million at March 31, 1997 from $89.9 million at March 31, 1996. Asset growth was primarily in the securities and loan portfolios. The securities portfolio increased $3.5 million to $54.5 million at March 31, 1997 from $51.0 million at March 31, 1996. Within the securities portfolio, mortgage-backed securities increased $7.6 million and other securities decreased $4.1 million, reflecting a shift from treasury securities into higher yielding mortgage-backed securities. Net loans increased $3.9 million to $55.1 million at March 31, 1997, compared to $51.2 million at March 31, 1996, primarily due to the origination of one- to four-family mortgage loans.

    Shareholders' equity was $21.2 million at March 31, 1997, a decrease of $1.2 million from $22.4 million at March 31, 1996. The decrease primarily reflects common share repurchases for the treasury and purchases to fund the RRPs, partially offset by net earnings retained for the year. A total of 86,000 shares were repurchased for the Company's treasury at a cost of $1.1 million. Also, 52,840 shares were purchased at a cost of $714,000 to fund awards under the RRPs. The ratio of shareholders' equity to total assets at March 31, 1997 was 17.42%, as compared to 19.48% at March 31, 1996. The Company's tangible book value per share was $13.84 at March 31, 1997 compared to $13.80 at March 31, 1996.

COMPARISON OF OPERATING RESULTS FOR THE FISCAL YEARS ENDED MARCH 31, 1997 AND
1996

    General. Net income for the fiscal year ended March 31, 1997 was $855,000, or $0.59 per share, as compared to $837,000 for the fiscal year ended March 31, 1996. Earnings per share was $0.31 for the six-month period from the Company's initial public offering to March 31, 1996. The results for fiscal 1997 reflect a non-recurring charge of $538,000 ($329,000 net of taxes) for the special assessment to recapitalize the SAIF. Also included in net income for fiscal 1997 was a tax benefit of $166,000 due to a change in New York State tax law. See "Impact of Recent Legislation -- Tax Bad Debt Reserves."

    Net Interest Income. Net interest income for fiscal 1997 totaled $4.5 million as compared to $3.6 million for fiscal 1996, an increase of 23.8%. The average interest rate spread and net interest margin increased to 3.07% and 3.98%, respectively, for fiscal 1997, compared to 2.91% and 3.59%, respectively, for fiscal 1996. These increases reflect: (i) greater average interest-earning assets in fiscal 1997 primarily attributable to the investment of Stock Offering proceeds for the entire fiscal year, compared to the investment of such funds for only six months in fiscal 1996; (ii) slightly higher yield on total interest-earning assets resulting from the shift in overall asset mix from federal funds and treasury securities into higher yielding mortgage-backed securities; and (iii) enhanced earnings from the increased volume of mortgage loans. Net income also benefited from additional net interest income realized on deposit growth.

    Interest Income. Total interest income for fiscal 1997 amounted to $8.6 million, as compared to $7.6 million for fiscal 1996. This increase primarily reflects an $11.9 million increase in average interest-earning assets principally due to the investment of funds from the Stock Offering for a full year (compared to six months in fiscal 1996) and deposit growth. The overall increase in average interest-earning assets reflects increases of $3.7 million in the average loan portfolio and $14.6 million in the average securities portfolios, partially offset by a $6.4 million decrease in other earning assets (principally federal funds sold). The increase in interest income for fiscal 1997 was also attributable to a slight increase in the average yield on interest-earning assets, to 7.61% from 7.55% for fiscal 1996, reflecting the shift from investments in short-term federal funds and treasury securities into higher yielding mortgage-backed securities.

    Interest Expense. Interest expense for the year ended March 31, 1997 totaled $4.1 million, slightly higher than $4.0 million for the 1996 fiscal year. The increase is attributable to a $4.1 million increase in average interest-bearing deposits, primarily certificate accounts and other interest-bearing liabilities which averaged $57.1 million at an average cost of 5.49% for the 1997 fiscal year, as compared to an average balance of $49.3 million at an average cost of 5.72% for the 1996 fiscal year. The growth in certificate accounts and other interest-bearing liabilities was partially offset by a decline in savings accounts and NOW and money market accounts, which have lower average costs than certificate accounts. The overall deposit growth is consistent with management's strategy to increase retail deposits. The effect of deposit growth on interest expense was somewhat offset by the decline in the average cost of funds to 4.54% in fiscal 1997, compared to 4.64% for the previous year. The decrease in the cost of funds reflects the general decline in market interest rates at the beginning of fiscal 1997.

    Provision for Loan Losses. For fiscal years 1997 and 1996, the provisions for loan losses were $69,000 and $90,000, respectively. The provision in each period reflects management's evaluation of the adequacy of the allowance for loan losses, the level and composition of non-performing loans and their collateral, and the continued growth of the loan portfolio. The allowance for loan losses was $660,000 at March 31, 1997, compared to $654,000 at March 31, 1996. Net charge-offs for fiscal 1997 amounted to $63,000 compared to $86,000 in fiscal 1996. Non-performing loans at March 31, 1997 were $1.66 million, compared to $1.63 million at March 31, 1996. The ratio of non-performing loans to total loans was 2.97% at March 31, 1997 compared to 3.15% at March 31, 1996. See "Asset Quality."

    Non-Interest Income. Non-interest income for the year ended March 31, 1997 amounted to $152,000, a decrease of $59,000 from $211,000 for the 1996 fiscal year. The decrease is primarily due to the decline in the net gain on sales of available-for-sale securities to $23,000 for fiscal 1997, as compared to $88,000 for fiscal 1996.

    Non-Interest Expense. For fiscal years 1997 and 1996, non-interest expense totaled $3.4 million and $2.3 million, respectively. The $1.1 million increase in non-interest expense in the current fiscal year is primarily attributable to the $538,000 SAIF special assessment, as well as increases of $292,000 in compensation and benefits expense and $289,000 in other non-interest expense. See "Impact of Recent Legislation -- SAIF Recapitalization." The increase in compensation and benefits expense primarily reflects recognition of a full year of expense in fiscal 1997 (compared to six months of expense in fiscal 1996) for the amended deferred compensation plan for directors, the Company's employee stock ownership plan ("ESOP") and the directors retirement plan; recognition of expense in fiscal 1997 for a portion of the shares awarded under the RRPs; and merit and performance-based increases for certain staff members. Other non-interest expense increased principally due to increased professional fees, printing and other costs associated with operations as a public company for a full year in fiscal 1997 compared to six months in fiscal 1996.

    Income Tax Expense. Income tax expense for the fiscal years ended March 31, 1997 and 1996 was $326,000 and $609,000, respectively, reflecting an effective tax rate of 27.6% and 42.1%, respectively. Tax expense for the year ended March 31, 1997 reflects a benefit of $166,000 due to the reduction of a deferred tax liability caused by an amendment to the New York State tax law enacted during the year. The amendment changed the base-year for tax bad debt reserves to December 31, 1995 and eliminated the need for a deferred tax liability previously recognized for reserves in excess of the base-year amount. Without this one-time benefit, the effective tax rate would have been 41.7% for fiscal 1997. See "Impact of Recent Legislation -- Tax Bad Debt Reserves."


COMPARISON OF OPERATING RESULTS FOR THE FISCAL YEARS ENDED MARCH 31, 1996 AND
1995

    General. For the year ended March 31, 1996, the Company reported net income of $837,000, a slight increase from $834,000 for the prior year. The increase in interest income resulting from the deployment of Stock Offering proceeds and deposit growth was offset primarily by the increase in interest paid on certificate accounts. Decreases in the provision for loan losses and the provision for losses on real estate owned, and an increase in the net gain on sales of available-for-sale securities in the 1996 fiscal year were substantially offset by the increase in non-interest expense relating to additional benefit plans which became effective upon the Conversion, and increased costs associated with operating as a public company.

    Net Interest Income. Net interest income for the year ended March 31, 1996 remained relatively stable at $3.6 million. The average interest rate spread and the net interest margin for the 1996 fiscal year dropped to 2.91% and 3.59%, respectively, as compared to 3.80% and 4.16%, respectively, for the prior year. These declines reflect the continued shifting of funds from savings accounts to higher costing certificate accounts and the initial investment of the Stock Offering proceeds in shorter-term, lower yielding investments. In addition, the higher rates paid on certificates of deposits as a result of an increase in short-term market interest rates had a negative impact on the Company's average interest rate spread and net interest margin. The flat yield curve and the continuing uncertainty about the federal budget and its effect on the future direction of interest rates were factors considered by the Company in delaying the reinvestment of the Stock Offering proceeds in longer term investments. At March 31, 1996, the Company had over 12.5% of its assets invested in federal funds, and treasury and other securities with an expected maturity of one year or less.

    Interest Income. Total interest income for the 1996 fiscal year amounted to $7.6 million, a 16.5% increase from last year. This increase relates to a $13.6 million increase in average interest-earning assets which is primarily due to the investment of funds from the Stock Offering and deposit growth. Of the increase in average interest-earning assets, $4.3 million was attributable to the loan portfolio, $5.4 million related to the securities portfolios, and $3.9 million related to other earning assets (principally federal funds sold). The increase in interest income for the year ended March 31, 1996, was also attributable to a slight increase in the average yield on interest-earning assets to 7.55%, from 7.50% for the 1995 fiscal year. This slight increase reflects the disparate impact that market interest rates had on the Company's interest-earning assets, which is attributable to the flat yield curve experienced during the year.

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

    Provision for Loan Losses. The provision for loan losses for the year ended March 31, 1996 decreased to $90,000, from $171,000 in the prior year. The $81,000 decrease is primarily attributable to a $1.0 million reduction in non-performing loans which totaled $1.6 million at March 31, 1996. The decline in non-performing loans is a result of a combination of factors including collections, charge-offs and the emergence of fewer new problem loans. The ratio of the allowance for loan losses to non-performing loans was 40.07% at March 31, 1996, as compared to 24.58% a year earlier. See "Asset Quality."

    Non-Interest Income. Non-interest income for the year ended March 31, 1996 amounted to $211,000, an increase from $67,000 for the 1995 fiscal year. The increase primarily reflects a net gain on the sale of available-for-sale securities of $88,000, as compared to a net loss of $44,000 reported in the 1995 fiscal year.

    Non-Interest Expense. Non-interest expense increased 10.1% to $2.3 million for the year ended March 31, 1996 from $2.1 million for the year ended March 31, 1995. This increase was primarily attributable to higher compensation and benefits expense and costs associated with operations as a public company, partially offset by a decline in real estate owned costs. The compensation and benefits expense increase primarily reflects the recognition of costs associated with the ESOP ($89,000) and the directors retirement plan ($8,000) which became effective upon Conversion; increased expense recognized for the deferred compensation plan for the directors ($104,000), as adopted in its amended form upon Conversion; and performance-based salary increases. The net cost of real estate owned decreased to $22,000 in the 1996 fiscal year, from $184,000 for the prior year due to the lower provision for losses on the sale of real estate owned. Real estate owned costs in the prior year reflected the costs associated with the rehabilitation of real estate owned properties prior to their sale. Despite the increase in expenses, the Company's ratio of non-interest expenses to average assets decreased to 2.21% in the 1996 fiscal year from 2.34% in the 1995 fiscal year, reflecting the Company's asset growth.

    Income Tax Expense. Income tax expense for the years ended March 31, 1996 and 1995 was $609,000 and $610,000, respectively, reflecting an effective tax rate of 42.1% and 42.2%, respectively.


ASSET QUALITY

    Loans are classified as non-performing when they became 90 days past due as to interest or principal payments, or earlier if the ability of the borrower to meet the contractual payment terms is in doubt. Management and the Board of Directors perform a monthly review of all delinquent loans. The actions taken by the Company with respect to delinquencies vary depending on the nature of the loan and period of delinquency. It is the Company's general policy to stop the accrual of interest on all loans 90 days or more past due. Certain loans 90 days or more past due may continue to accrue interest based on management's evaluation of the loan, the underlying collateral and the credit worthiness of the borrower.

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

    The following table sets forth certain information regarding non-accrual loans, other past due loans and real estate owned. The Company's prospective adoption of Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," effective April 1, 1995, had no impact on the comparability of this information. See Note 3 to the Consolidated Financial Statements for information concerning the Company's impaired loans which are included in the non-accrual loans shown below.

                                                                             At or for the Year Ended March 31,
                                                              --------------------------------------------------------------
                                                               1997          1996          1995          1994          1993
                                                              ------        ------        ------        ------        ------
                                                                                   (Dollars in thousands)
NON-ACCRUAL LOANS:
  Mortgage loans:
     One- to four-family                                      $1,355        $  856        $  523        $  419        $  245
     Commercial property                                         123           126            --            --            --
     Construction                                                 --            --            --           326           326
  Commercial business                                             --            --            --            30            --
                                                              ------        ------        ------        ------        ------
     Total                                                     1,478           982           523           775           571
                                                              ------        ------        ------        ------        ------
  Number of non-accrual loans                                      9             6             2             5             2

ACCRUING LOANS PAST DUE NINETY DAYS OR MORE:
  Mortgage loans:
     One- to four-family                                      $   --        $  342        $  885        $  760        $  631
     Multi-family                                                 --            --           761           171           378
     Commercial property                                          72           266           331           180            --
     Construction                                                100            --            --            --           542
  Commercial business and consumer                                 8            42           144            17           357
                                                              ------        ------        ------        ------        ------
     Total                                                       180           650         2,121         1,128         1,908
                                                              ------        ------        ------        ------        ------
  Number of accruing loans past due ninety days or more            4             7            21            11            18

Total non-performing loans                                    $1,658        $1,632        $2,644        $1,903        $2,479
                                                              ======        ======        ======        ======        ======
Number of non-performing loans                                    13            13            23            16            20

Allowance for loan losses                                     $  660        $  654        $  650        $  540        $  482
                                                              ======        ======        ======        ======        ======

Real estate owned, net                                        $  122        $  402        $  455        $  367        $  449
                                                              ======        ======        ======        ======        ======
Number of real estate owned properties                             1             2             2             3             3

RATIOS:
  Non-accrual loans to total loans                              2.65%         1.89%         1.03%         1.70%         1.22%
  Non-performing loans to total loans                           2.97          3.15          5.20          4.18          5.31
  Non-performing loans and real estate owned to                 1.46          1.77          3.40          2.63          3.46
   total assets
  Allowance for loan losses to:
     Non-accrual loans                                         44.65         66.60        124.28         69.68         84.41
     Non-performing loans                                      39.81         40.07         24.58         28.38         19.44
     Total loans                                                1.18          1.26          1.28          1.19          1.03

Contractual interest income that would have been
  recognized on non-accrual loans                             $   96        $   93        $   18        $   81        $   61
Actual interest income recognized                                 74            58            --             9            27
                                                              ------        ------        ------        ------        ------
Interest income not recognized                                $   22        $   35        $   18        $   72        $   34
                                                              ======        ======        ======        ======        ======

    Accrued interest receivable on accruing loans past due by 90 days or more amounted to $1,000, $8,000, $44,000, $14,000 and $62,000 at March 31, 1997,
1996, 1995, 1994 and 1993, respectively. Accordingly, if the Company had placed all such loans on non-accrual status at those dates, interest income for the fiscal years ended March 31, 1997, 1996 and 1995 would have been increased (decreased) by $7,000, $36,000 and ($30,000), respectively.

    The allowance for loan losses is established through a provision for loan losses based on management's evaluation of the risks inherent in the Company's loan portfolio and the general economy. The allowance for loan losses is maintained at an amount management considers adequate to cover loan losses which are deemed probable and estimable. The allowance is based upon a number of factors, including asset classifications, economic trends, industry experience and trends, industry and geographic concentrations, estimated collateral values, management's assessment of the credit risk inherent in the portfolio, historical loan loss experience, and the Company's underwriting policies. The Company will continue to monitor and modify its allowance for loan losses as conditions dictate. Various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. These agencies may require the Company to establish additional allowances, based on their judgments of the information available at the time of the examination.

    The following table sets forth activity in the Company's allowance for loan losses and the allowance for losses on real estate owned for the periods indicated.

                                                                              For the Year Ended March 31,
                                                            --------------------------------------------------------------
                                                             1997          1996          1995          1994          1993
                                                             ----          ----          ----          ----          ----
                                                                                  (Dollars in thousands)
ALLOWANCE FOR LOAN LOSSES:
Balance at beginning of year                                $ 654         $ 650         $ 540         $ 482         $ 303
Provision for losses                                           69            90           171           151           315
Charge-offs:
  Mortgage loans:
     One- to four-family                                      (12)          (48)           --           (23)          (35)
     Commercial property                                       --            --            --            --           (50)
     Construction loans                                        --            --           (30)           --            --
  Commercial business loans                                   (40)          (36)          (31)          (78)          (22)
  Consumer loans                                              (11)           (2)           (2)           (4)          (29)
                                                            -----         -----         -----         -----         -----
     Total charge-offs                                        (63)          (86)          (63)         (105)         (136)
Recoveries                                                     --            --             2            12            --
                                                            -----         -----         -----         -----         -----
Balance at end of year                                      $ 660         $ 654         $ 650         $ 540         $ 482
                                                            =====         =====         =====         =====         =====
Ratio of net charge-offs to average loans outstanding        0.11%         0.17%         0.13%         0.20%         0.29%

ALLOWANCE FOR LOSSES ON REAL ESTATE OWNED:
Balance at beginning of year                                $  38         $  60         $  59         $  89         $  89
Provision for losses                                           38            --           141            64            --
Net realized losses                                           (76)          (22)         (140)          (94)           --
                                                            -----         -----         -----         -----         -----
Balance at end of year                                      $  --         $  38         $  60         $  59         $  89
                                                            =====         =====         =====         =====         =====


IMPACT OF INFLATION AND CHANGING PRICES

    The consolidated financial statements and other financial information included in this report have been prepared in conformity with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

MANAGEMENT'S REPORT

    Management is responsible for the preparation and integrity of the consolidated financial statements and other information presented in this annual report. The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles and reflect management's judgments and estimates with respect to certain events and transactions.

    Management is responsible for establishing and maintaining effective internal controls to provide reasonable assurance that transactions are recorded in accordance with management's authorization, assets are safeguarded against loss or unauthorized use, and underlying financial records support the preparation of financial statements. Internal controls include the communication of written policies and procedures, selection of qualified personnel, appropriate segregation of responsibilities, and the ongoing internal audit function.

    The Board of Directors meets periodically with Company management, the internal auditor, and the independent auditors, KPMG Peat Marwick LLP, to review matters relative to the quality of financial reporting, internal controls, and the nature, extent and result of the audit efforts.

    The independent auditors conduct an annual audit to enable them to express an opinion on the Company's consolidated financial statements. In connection with the audit, the independent auditors consider internal controls in order to determine the nature, timing and extent of their auditing procedures.




/s/Stephen C. Byelick                     /s/Harry G. Murphy
---------------------                     ------------------
Stephen C. Byelick                        Harry G. Murphy
President and Chief Executive Officer     Vice President and Secretary




INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Tappan Zee Financial, Inc.:


    We have audited the accompanying consolidated balance sheets of Tappan Zee Financial, Inc. and subsidiary as of March 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tappan Zee Financial, Inc. and subsidiary as of March 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1997 in conformity with generally accepted accounting principles.



KPMG PEAT MARWICK LLP

Stamford, Connecticut
April 29, 1997

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)



                                                                                                       March 31,
                                                                                               --------------------------
                                                                                                  1997             1996
                                                                                               ---------        ---------
ASSETS

Cash and due from banks                                                                         $    912        $     581
Interest-bearing deposits                                                                          1,438            2,458
Federal funds sold                                                                                 5,900            5,500
Securities (note 2):
  Available-for-sale, at fair value (amortized cost of $36,967 in 1997
     and $41,772 in 1996)                                                                         36,384           41,544
  Held-to-maturity, at amortized cost (fair value of $17,889 in 1997 and $9,596 in 1996)          18,123            9,436
                                                                                                --------         --------
     Total securities                                                                             54,507           50,980
Loans, net (note 3):
  Mortgage loans                                                                                  51,876           48,072
  Other loans                                                                                      4,170            4,037
  Allowance for loan losses                                                                         (660)            (654)
  Net deferred loan fees                                                                            (276)            (281)
                                                                                                --------         --------
     Total loans, net                                                                             55,110           51,174
Federal Home Loan Bank stock                                                                         674              561
Real estate owned, net (note 4)                                                                      122              402
Other assets (note 5)                                                                              3,178            3,134
                                                                                                --------         --------
     Total assets                                                                               $121,841         $114,790
                                                                                                ========         ========
LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:
  Deposits (note 6)                                                                             $ 98,327         $ 89,908
  Other liabilities (note 5)                                                                       2,286            2,522
                                                                                                --------         --------
     Total liabilities                                                                           100,613           92,430
                                                                                                --------         --------

SHAREHOLDERS' EQUITY (notes 11 and 12):
  Preferred stock (par value $0.01 per share; 1,000,000 shares
     authorized; none issued or outstanding)                                                          --               --
  Common stock (par value $0.01 per share; 5,000,000 shares
     authorized; 1,620,062 shares issued)                                                             16               16
  Additional paid-in capital                                                                      14,942           14,893
  Common stock held by employee stock ownership plan ("ESOP")                                     (1,056)          (1,215)
  Common stock awarded under recognition and retention plans ("RRPs")                               (524)              --
  Treasury stock, at cost (86,000 shares)                                                         (1,070)              --
  Retained earnings, substantially restricted                                                      9,269            8,803
  Net unrealized loss on available-for-sale securities, net of taxes (note 2)                       (349)            (137)
                                                                                                --------         --------
     Total shareholders' equity                                                                   21,228           22,360
                                                                                                --------         --------
     Total liabilities and shareholders' equity                                                 $121,841         $114,790
                                                                                                ========         ========



See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)


                                                                   Year Ended March 31,
                                                            -----------------------------------
                                                             1997          1996          1995
                                                            -------       -------       -------
INTEREST INCOME:
     Mortgage loans                                         $ 4,331       $ 4,098       $ 3,767
     Other loans                                                390           367           311
     Securities                                               3,513         2,387         2,067
     Other earning assets                                       357           772           402
                                                            -------       -------       -------
          Total interest income                               8,591         7,624         6,547
                                                            -------       -------       -------

INTEREST EXPENSE:
     Deposits                                                 4,094         4,002         2,912
     Federal Home Loan Bank advances                             12            --            --
                                                            -------       -------       -------
          Total interest expense                              4,106         4,002         2,912
                                                            -------       -------       -------
          Net interest income                                 4,485         3,622         3,635
Provision for loan losses (note 3)                               69            90           171
                                                            -------       -------       -------
          Net interest income after provision
            for loan losses                                   4,416         3,532         3,464
                                                            -------       -------       -------

NON-INTEREST INCOME:
     Service charges and other fees                             119           109           103
     Net gain (loss) on sales of available-for-sale              23            88           (44)
      securities (note 2)
     Other                                                       10            14             8
                                                            -------       -------       -------
          Total non-interest income                             152           211            67
                                                            -------       -------       -------

NON-INTEREST EXPENSE:
     Compensation and benefits (notes 10 and 11)              1,477         1,185           969
     Occupancy and equipment                                    192           220           229
     Federal deposit insurance:
       Regular premiums                                         155           202           182
       Special assessment (note 6)                              538            --            --
     Data processing service fees                               159           151           132
     Net cost of real estate owned (note 4)                      60            22           184
     Other (note 9)                                             806           517           391
                                                            -------       -------       -------
          Total non-interest expense                          3,387         2,297         2,087
                                                            -------       -------       -------
          Income before income tax expense                    1,181         1,446         1,444
Income tax expense (note 8)                                     326           609           610
                                                            -------       -------       -------
          Net income                                        $   855       $   837       $   834
                                                            =======       =======       =======
Earnings per share, from date of conversion (note 12)       $  0.59       $  0.31
                                                            =======       =======

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Dollars in thousands, except per share data)


                                                             Common      Common                               Net
                                                Additional    Stock       Stock                          Unrealized      Total
                                       Common     Paid-in     Held       Awarded   Treasury    Retained    Loss on    Shareholders'
                                        Stock     Capital    by ESOP   Under RRPs   Stock      Earnings   Securities     Equity
                                       --------   --------   --------  --------    --------    --------    ----------   --------
BALANCE AT MARCH 31, 1994              $--        $    --    $    --     $  --      $    --     $7,213      $ (12)     $ 7,201

  Net income                            --             --         --        --           --        834         --          834
  Reversal of net unrealized
    loss on equity securities           --             --         --        --           --         --         12           12
  Net unrealized loss on
    available-for-sale securities,
    net of taxes:
      As of April 1, 1994               --             --         --        --           --         --        (99)         (99)
      Net increase during the year      --             --         --        --           --         --       (130)        (130)
                                       ---        -------    -------     -----      -------     ------      -----      -------

BALANCE AT MARCH 31, 1995               --             --         --        --           --      8,047       (229)       7,818

  Net income                            --             --         --        --           --        837         --          837
  Dividends paid ($0.05 per share)      --             --         --        --           --        (81)        --          (81)
  Issuance of 1,620,062
    common shares                       16         14,885         --        --           --         --         --       14,901
  Shares purchased by ESOP
    (129,600 shares)                    --             --     (1,296)       --           --         --         --       (1,296)
  ESOP shares committed to be
    released (8,124 shares)             --              8         81        --           --         --         --           89
  Decrease in net unrealized loss
    on available-for-sale
    securities, net of taxes            --             --         --        --           --         --         92           92
                                       ---        -------    -------     -----      -------     ------      -----      -------

BALANCE AT MARCH 31, 1996               16         14,893     (1,215)       --           --      8,803       (137)      22,360

  Net income                            --             --         --        --           --        855         --          855
  Dividends paid ($0.20 per share)      --             --         --        --           --       (291)        --         (291)
  Repurchase of 86,000
    treasury shares                     --             --         --        --       (1,070)        --         --       (1,070)
  Purchase of 52,840 shares to
    fund awards under the RRPs          --             --         --      (616)          --        (98)        --         (714)
  Amortization of awards                --             --         --        92           --         --         --           92
  ESOP shares committed to be
    released (15,893 shares)            --             49        159        --           --         --         --          208
  Increase in net unrealized loss on
     available-for-sale
    securities, net of taxes            --             --         --        --           --         --       (212)        (212)
                                       ---        -------    -------     -----      -------     ------      -----      -------

BALANCE AT MARCH 31, 1997              $16        $14,942    $(1,056)    $(524)     $(1,070)    $9,269      $(349)     $21,228
                                       ===        =======    =======     =====      =======     ======      =====      =======

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

                                                                                   Year Ended March 31,
                                                                            ---------------------------------
                                                                              1997        1996        1995
                                                                            --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                $    855    $    837    $    834
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Provision for loan losses                                                     69          90         171
    Provision for real estate owned losses                                        38          --         141
    Depreciation expense                                                          58          73          93
    Accretion of net deferred loan fees                                          (44)        (61)        (47)
    Net increase in accrued interest receivable                                  (80)        (63)        (65)
    Net (gain) loss on sales of available-for-sale securities                    (23)        (88)         44
    Other adjustments, net                                                       155         202        (301)
                                                                            --------    --------    --------
        Net cash provided by operating activities                              1,028         990         870
                                                                            --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of securities:
    Available-for-sale                                                       (19,596)    (28,728)       (526)
    Held-to-maturity                                                         (10,069)     (5,117)     (4,984)
  Proceeds from principal payments, maturities and calls of securities:
    Available-for-sale                                                        10,562       8,304       3,070
    Held-to-maturity                                                           1,381       1,424         762
  Proceeds from sales of available-for-sale securities                        13,861       3,797       1,664
  Disbursements for loan originations                                        (11,903)     (9,314)    (15,498)
  Principal collections on loans                                               7,942       8,233       9,462
  Proceeds from sales of real estate owned                                       249         225         345
  Other investing cash flows, net                                               (162)       (103)         31
                                                                            --------    --------    --------
      Net cash used in investing activities                                   (7,735)    (21,279)     (5,674)
                                                                            --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase in deposits                                                     8,419       8,095       4,303
  Net proceeds from sale of common stock                                          --      14,901          --
  Common stock purchased by ESOP                                                  --      (1,296)         --
  Purchase of common stock to fund awards under RRPs                            (714)         --          --
  Repurchase of treasury stock                                                (1,070)         --          --
  Dividends paid                                                                (291)        (81)         --
  Net increase (decrease) in mortgage escrow funds                                74        (344)         54
                                                                            --------    --------    --------
      Net cash provided by financing activities                                6,418      21,275       4,357
                                                                            --------    --------    --------
Net (decrease) increase in cash and cash equivalents                            (289)        986        (447)
Cash and cash equivalents at beginning of year                                 8,539       7,553       8,000
                                                                            --------    --------    --------
Cash and cash equivalents at end of year                                    $  8,250    $  8,539    $  7,553
                                                                            ========    ========    ========
SUPPLEMENTAL INFORMATION:
  Interest paid                                                             $  4,106    $  4,002    $  2,912
  Income taxes paid                                                              646         531         750
  Securities transferred from held-to-maturity to available-for-sale              --      11,320          --
  Mortgage loans transferred to real estate owned                                 --         111         554
                                                                            ========    ========    ========


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    In June 1995, Tarrytown and North Tarrytown Savings and Loan Association converted from a New York State chartered mutual savings and loan association to a federally chartered mutual savings bank under the new name Tarrytowns Bank, FSB (the "Bank"). As discussed in note 12, Tappan Zee Financial, Inc. (the "Holding Company") became the holding company for the Bank on October 5, 1995 upon completion of the conversion of the Bank from a mutual savings bank to a stock savings bank (the "Conversion"). Collectively, the Holding Company and the Bank are referred to herein as the "Company".

    The Company's primary market area consists of the Village of Tarrytown and its neighboring communities in Westchester County, New York. The Bank is a community-oriented savings institution whose business primarily consists of accepting deposits from customers within its market area and investing those funds in mortgage loans secured by one- to four-family residences. To a significantly lesser extent, funds are invested in multi-family, commercial real estate, construction, commercial business and consumer loans. The Company also invests in mortgage-backed and other securities. Deposits are insured up to applicable limits by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation. The Company's primary regulator is the Office of Thrift Supervision ("OTS").

    The following is a summary of the significant accounting policies followed by the Company in the preparation of the consolidated financial statements.

Basis of Presentation

    The consolidated financial statements include the accounts of the Holding Company and its wholly-owned subsidiary, the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation. Prior to the Conversion, the Holding Company had no operations other than those of an organizational nature. Subsequent thereto, the Holding Company's only business activity is the ownership of the Bank. All financial information included herein for periods prior to the Conversion refers to the Bank.

    The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expense. A material estimate that is particularly susceptible to near-term change is the allowance for loan losses, which is discussed below.

    Certain reclassifications have been made to prior year amounts to conform to the current year presentation. For purposes of reporting cash flows, cash equivalents consist of overnight federal funds sold.

Securities

    The securities portfolio includes debt securities and, to a much lesser extent, equity securities. Debt securities are principally mortgage-backed securities, consisting of collateralized mortgage obligations ("CMOs") and pass-through securities issued by United States government-sponsored entities (Ginnie Mae, Fannie Mae and Freddie Mac).

    The Company accounts for securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Individual securities are classified as held-to-maturity securities, trading securities, or available-for-sale securities. SFAS No. 115 limits the held-to-maturity category to debt securities for which the entity has the positive intent and ability to hold to maturity. Trading securities are debt and equity securities that are bought principally for the purpose of selling them in the near term. All other debt and equity securities are classified as available-for-sale.

    Held-to-maturity securities are carried at amortized cost. Available-for-sale securities are carried at fair value, with unrealized gains and losses excluded from earnings and reported on a net-of-tax basis as a separate component of shareholders' equity. The Company has no trading securities. Federal Home Loan Bank ("FHLB") stock is a non-marketable security held in accordance with certain regulatory requirements and, accordingly, is carried at cost.

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

Allowance for Loan Losses

    Effective April 1, 1995, the Company prospectively adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118. Under SFAS No. 114, a loan is considered to be impaired when, based on current information and events, it is probable that the creditor will be unable to collect all principal and interest contractually due. Creditors are permitted to measure impaired loans based on (i) the present value of expected future cash flows discounted at the loan's effective interest rate, (ii) the loan's observable market price or (iii) the fair value of the collateral if the loan is collateral dependent. If the approach used results in a mea-surement that is less than an impaired loan's recorded investment, an impairment loss is recognized as part of the allowance for loan losses. SFAS No. 118 allows creditors to continue to use existing methods for recognizing interest income on impaired loans. The Company's adoption of these statements did not affect its overall allowance for loan losses or income recognition practices.

    The allowance for loan losses is increased by provisions for losses charged to operations. Losses on loans (including impaired loans) are charged to the allowance for loan losses when all or a portion of a loan is deemed to be uncollectible. Recoveries of loans previously charged-off are credited to the allowance when realized. Management estimates the allowance for loan losses based on an evaluation of the Company's past loan loss experience, known and inherent risks in the portfolio, estimated value of underlying collateral, and current economic conditions. In management's judgment, the allowance for loan losses is adequate to absorb probable losses in the existing portfolio.

    Establishing the allowance for loan losses involves significant management judgments utilizing the best information available at the time of review. Those judgments are subject to further review by various sources, including the Company's regulators. Future adjustments to the allowance may be necessary based on changes in economic and real estate market conditions, further information obtained regarding known problem loans, the identification of additional problem loans, and other factors.

Interest and Fees on Loans

    Generally, a loan (including an impaired loan under SFAS No. 114) is placed on non-accrual status when principal or interest payments become ninety days past due, or earlier if the ability of the borrower to meet contractual payment terms is in doubt. When loans are placed on non-accrual status, unpaid interest is reversed against interest income of the current period. Thereafter, interest payments received on non-accrual loans are either applied to reduce unpaid principal balances or reported as interest income, depending on management's judgment as to the likelihood of further collections. Loans are returned to accrual status when collectibility is no longer considered doubtful.

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

Real Estate Owned

    Real estate owned consists of properties acquired through foreclosure or deed in lieu of foreclosure. A property is initially recorded at fair value less estimated sales costs, with any resulting writedown charged to the allowance for loan losses. Thereafter, an allowance for losses on real estate owned is established for any further declines in fair value less estimated sales costs. Fair value estimates are based on recent appraisals and other available information. Costs incurred to develop or improve properties are capitalized, while holding costs are charged to expense.

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

Income Taxes

    In accordance with the asset and liability method required by SFAS No. 109, "Accounting for Income Taxes," deferred taxes are recognized for the estimated future tax effects attributable to temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. A deferred tax liability is recognized for all temporary differences that will result in future taxable income. A deferred tax asset is recognized for all temporary differences that will result in future tax deductions, subject to reduction of the asset by a valuation allowance in certain circumstances. This valuation allowance is recognized if, based on an analysis of available evidence, management determines that it is more likely than not that a portion or all of the deferred tax asset will not be realized.

    Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax laws or rates is recognized in income tax expense in the period that includes the enactment date of the change.

Postretirement Benefit and Deferred Compensation Plans

    The Company has a non-contributory defined benefit pension plan which covers substantially all employees. Pension costs are funded on a current basis. Costs for this plan, as well as the Company's directors' retirement plan and directors' deferred compensation plan, are accounted for in accordance with SFAS No. 87, "Employers' Accounting for Pensions."

    The cost of postretirement health care benefits is recognized on an accrual basis as such benefits are earned by active employees in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

Stock-Based Compensation Plans

    Compensation expense is recognized in an amount equal to the fair value of ESOP shares that have been committed to be released for allocation to participant accounts. To the extent that the fair value of these shares differs from the original cost, the difference is charged or credited to shareholders' equity (additional paid-in capital). The cost of unallocated ESOP shares not yet committed to be released is reflected as a reduction of shareholders' equity.

    The Company accounts for its stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation expense is recognized only if the exercise price of the option is less than the fair value of the underlying stock at the grant date. SFAS No. 123, "Accounting for Stock-Based Compensation," encourages entities to recognize the fair value of all stock-based awards on the date of grant as compensation expense over the vesting period. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma disclosures of net income and earnings per share as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures required by SFAS No. 123.

    The Company's RRPs are also accounted for in accordance with APB Opinion No.
25. The fair value of the shares awarded, measured as of the grant date, is recognized as unearned compensation (a deduction from shareholders' equity) and amortized to compensation expense as the shares become vested. An excess of the cost to fund purchases of RRP shares over the grant-date fair value is charged to retained earnings.

Earnings per Share

    Earnings per share is reported for periods following the Conversion based on net income divided by the weighted average number of common shares outstanding and common stock equivalents. Unallocated ESOP shares that have not been committed to be released to participants are excluded from outstanding shares in computing earnings per share.

(2)SECURITIES

    The following is a summary of available-for-sale and held-to-maturity securities at March 31, 1996:

                                                            Gross Unrealized
                                           Amortized      ---------------------         Fair
                                             Cost          Gains        Losses          Value
                                            -------       -------       -------        -------
                                                               (In thousands)
AVAILABLE-FOR-SALE SECURITIES
Mortgage-backed securities:
  CMOs                                      $ 8,329        $  2          $(215)        $ 8,116
  Pass-through securities                    15,954           6           (161)         15,799
                                            -------       -------       -------        -------
    Total                                    24,283           8           (376)         23,915
U.S. Agency and other debt securities         8,029           2           (217)          7,814
Mutual fund investments                       4,655          --             --           4,655
                                            -------       -------       -------        -------
    Total                                   $36,967        $ 10          $(593)        $36,384
                                            =======       =======       =======        =======

HELD-TO-MATURITY SECURITIES
Mortgage-backed securities:
  CMOs                                      $   996        $  3          $  (5)        $   994
  Pass-through securities                    14,078          85           (282)         13,881
                                            -------       -------       -------        -------
    Total                                    15,074          88           (287)         14,875
U.S. Agency and other debt securities         3,049          14            (49)          3,014
                                            -------       -------       -------        -------
    Total                                   $18,123        $102          $(336)        $17,889
                                            =======       =======       =======        =======

    The following is a summary of available-for-sale and held-to-maturity securities at March 31, 1996:

                                                            Gross Unrealized
                                           Amortized      ---------------------         Fair
                                             Cost          Gains        Losses          Value
                                            -------       -------       -------        -------
                                                               (In thousands)
AVAILABLE-FOR-SALE SECURITIES
Mortgage-backed securities:
  CMOs                                      $17,651        $ 93          $(189)        $17,555
  Pass-through securities                     7,671          18            (67)          7,622
                                            -------       -------       -------        -------
    Total                                    25,322         111           (256)         25,177
Other debt securities:
  U.S. Treasury                               6,490           3             --           6,493
  U.S. Agency and other                       8,616          10            (96)          8,530
Mutual fund investments                       1,344          --             --           1,344
                                            -------       -------       -------        -------
    Total                                   $41,772        $124          $(352)        $41,544
                                            =======       =======       =======        =======
HELD-TO-MATURITY SECURITIES
Mortgage-backed securities:
  CMOs                                      $ 1,108        $  5          $  --         $ 1,113
  Pass-through securities                     5,129         141            (21)          5,249
                                            -------       -------       -------        -------
    Total                                     6,237         146            (21)          6,362
U.S. Agency and other debt securities         3,199          35             --           3,234
                                            -------       -------       -------        -------
    Total                                   $ 9,436        $181          $ (21)        $ 9,596
                                            =======       =======       =======        =======

    The net unrealized loss on available-for-sale securities was $583,000 ($349,000 after taxes) at March 31, 1997 and $228,000 ($137,000 after taxes) at
March 31, 1996. Changes in unrealized holding gains and losses resulted in after-tax (decreases) increases in shareholders' equity of ($212,000) in fiscal 1997, $92,000 in fiscal 1996 and ($130,000) in fiscal 1995. These gains and losses will continue to fluctuate based on changes in the portfolio and market conditions.

    Sales of available-for-sale securities resulted in the following gross realized gains and gross realized losses during the years ended March 31:

                           1997        1996        1995
                           ----        ----        ----
                                 (In thousands)
Gains                      $ 89        $ 90        $  1
Losses                      (66)         (2)        (45)
                           ----        ----        ----
Net                        $ 23        $ 88        $(44)
                           ====        ====        ====

    In November 1995, the Financial Accounting Standards Board ("FASB") issued a special report on SFAS No. 115 which provided a one-time opportunity to reclassify securities from the held-to-maturity category to the available-for-sale category prior to December 31, 1995, without calling into question the intent to hold other securities to maturity. In December 1995, the Company reclassified securities with an amortized cost and a fair value of $11.3 million and $11.5 million, respectively, from the held-to-maturity category to the available-for-sale category.

     The following is a summary of the amortized cost and fair value of debt securities, other than mortgage-backed securities, by remaining term to contractual maturity as of March 31, 1997. Actual maturities may differ from these amounts because certain issuers have the right to call or prepay obligations with or without call or prepayment penalties.




                                        AVAILABLE-FOR-SALE         HELD-TO-MATURITY
                                      ---------------------      --------------------
                                      AMORTIZED      FAIR        AMORTIZED     FAIR
                                         COST        VALUE         COST        VALUE
                                        ------       ------       ------       ------
                                                       (IN THOUSANDS)
One year or less                        $   --       $   --       $   50       $   50
More than one year to five years         3,454        3,397          100          100
More than five years to ten years        4,530        4,372        2,700        2,660
More than ten years                         45           45          199          204
                                        ------       ------       ------       ------
     Total                              $8,029       $7,814       $3,049       $3,014
                                        ======       ======       ======       ======

(3) LOANS

     Loans are summarized as follows at March 31:

                                            1997            1996
                                          --------        --------
                                               (In thousands)
       Mortgage loans:
         Residential properties:
           One- to four-family             $43,958         $38,762
           Multi-family                      2,289           3,287
         Commercial properties               3,910           3,561
         Construction loans                  2,405           3,200
         Construction loans in process        (686)           (738)
                                          --------        --------
                                            51,876          48,072
                                          --------        --------
      Other loans:
        Commercial business loans            2,846           2,747
        Automobile loans                       781             724
        Other consumer loans                   797             821
        Unearned discounts                    (239)           (235)
        Unused commercial lines of credit      (15)            (20)
                                          --------        --------
                                             4,170           4,037
                                          --------        --------
          Total loans                       56,046          52,109
      Allowance for loan losses               (660)           (654)
      Net deferred loan fees                  (276)           (281)
                                          --------        --------
          Total loans, net                 $55,110         $51,174
                                          ========        ========


     The loan portfolio at March 31, 1997 consisted of fixed-rate loans of $42.4 million and adjustable-rate loans of $13.6 million with weighted average yields of 8.48% and 8.43%, respectively. At March 31, 1996, fixed-rate loans were $37.0 million and adjustable-rate loans were $15.1 million.

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

     The following is a summary of loans on non-accrual status and accruing loans past due ninety days or more at March 31:

                                                    1997         1996         1995
                                                   ------       ------       ------
                                                           (In thousands)
NON-ACCRUAL LOANS:
  Mortgage loans:
    One- to four-family                            $1,355       $  856       $  523
    Commercial property                               123          126           --
                                                   ------       ------       ------
    Total                                           1,478          982          523
                                                   ------       ------       ------
ACCRUING LOANS PAST DUE NINETY DAYS OR MORE:
  Mortgage loans:
    One- to four-family                                --          342          885
    Multi-family                                       --           --          761
    Commercial property                                72          266          331
    Construction                                      100           --           --
  Commercial business and consumer                      8           42          144
                                                   ------       ------       ------
    Total                                             180          650        2,121
                                                   ------       ------       ------
    Total non-performing loans                     $1,658       $1,632       $2,644
                                                   ======       ======       ======

    If interest payments on the foregoing non-accrual loans had been made during the respective years in accordance with the loan agreements, additional interest income of $22,000, $35,000 and $18,000 would have been recognized in fiscal 1997, 1996 and 1995, respectively.

    SFAS No. 114 applies to loans that are individually evaluated for collectibility in accordance with the Company's normal loan review procedures (principally loans in the multi-family, commercial mortgage and construction loan categories). The standard does not apply to smaller-balance, homogeneous loans such as the Company's one- to four-family residential mortgage loans. The Company had one impaired loan (a commercial mortgage loan on non-accrual status) with a recorded investment of $123,000 and $126,000 at March 31, 1997 and 1996, respectively. An allowance for loan impairment under SFAS No. 114 was not required for this loan due to the adequacy of the collateral value. The Company's average recorded investment in impaired loans was $125,000 and $128,000 for fiscal 1997 and 1996, respectively. Interest collections and income recognized on impaired loans were insignificant for both years.



    Activity in the allowance for loan losses is summarized as follows for the years ended March 31:



                                   1997         1996         1995
                                   -----        -----        -----
                                            (In thousands)
Balance at beginning of year        $654         $650         $540
Provision for losses                  69           90          171
Charge-offs                          (63)         (86)         (63)
Recoveries                            --           --            2
                                   -----        -----        -----
Balance at end of year              $660         $654         $650
                                   =====        =====        =====

(4) REAL ESTATE OWNED

    Real estate owned properties at March 31, 1997 and 1996 consisted of single-family residences. Activity in the allowance for losses on real estate owned is summarized as follows for the years ended March 31:



                                    1997         1996         1995
                                   -----        -----        -----
                                            (In thousands)
Balance at beginning of year        $ 38         $ 60        $  59
Provision for losses                  38           --          141
Net realized losses                  (76)         (22)        (140)
                                   -----        -----        -----
Balance at end of year              $ --         $ 38        $  60
                                   =====        =====        =====

    In addition to the provision for losses, the net cost of real estate owned reported in the consolidated statements of income includes operating expenses of $22,000, $22,000 and $43,000 in fiscal 1997, 1996 and 1995, respectively.



(5) OTHER ASSETS AND LIABILITIES

     A summary of other assets and liabilities at March 31 follows:

                                                                                         1997         1996
                                                                                        ------       ------
                                                                                           (In thousands)
OTHER ASSETS:
  Office property and equipment, net of accumulated depreciation
    of $365 in 1997 and $364 in 1996                                                    $  544       $  560
  Accrued interest receivable                                                              778          698
  Deferred income taxes (note 8)                                                           859          516
  Intangible asset recognized for directors' deferred compensation plan (note 10)          510          946
  Prepaid expenses and other                                                               487          414
                                                                                        ------       ------
    Total                                                                               $3,178       $3,134
                                                                                        ======       ======

OTHER LIABILITIES:
  Obligation for directors' deferred compensation plan (note 10)                        $  928       $1,110
  Mortgage escrow funds                                                                    784          710
  Accrued expenses and other                                                               574          702
                                                                                        ------       ------
    Total                                                                               $2,286       $2,522
                                                                                        ======       ======


(6) DEPOSITS

     Deposit balances and weighted average stated interest rates at March 31 are summarized as follows:

                                                                        1997                           1996
                                                            --------------------------     --------------------------
                                                            Amount                Rate     Amount                Rate
                                                            ------                ----     ------                ----
                                                                                (Dollars in thousands)
Checking                                                    $ 2,771                       $  2,001
NOW                                                           3,756               2.00%      4,164               2.00%
Money market                                                  3,157               2.75       3,484               2.75
Regular savings                                              15,008               2.75      16,402               3.10
Statement savings                                            10,757               2.92      11,563               3.20
                                                            -------                       --------
                                                             35,449               2.51      37,614               2.81
                                                            -------                       --------
Savings certificates by remaining period to maturity:
  Under one year                                             49,026               5.72      40,448               5.68
  One to three years                                         13,852               5.98      11,846               6.33
                                                            -------                       --------
                                                             62,878               5.78      52,294               5.83
                                                            -------                       --------
    Total                                                   $98,327               4.60%    $89,908               4.57%
                                                            =======               ====    ========               ====

    Savings certificates issued in denominations of $100,000 or more totaled $9.4 million and $7.6 million at March 31, 1997 and 1996, respectively.

    The Deposit Insurance Funds Act of 1996 (the "Funds Act") was enacted into law on September 30, 1996. Among other things, the Funds Act required depository institutions to pay a one-time special assessment of 65.7 basis points on their SAIF-assessable deposits held on March 31, 1995, in order to recapitalize the SAIF to the level required by law. The Bank's special assessment of $538,000 was accrued as a charge to non-interest expense for the quarter ended September 30, 1996. The assessment was paid in November 1996.

(7) FEDERAL HOME LOAN BANK ADVANCES

    As a member of the FHLB of New York, the Bank has access to funds in the form of FHLB advances. Based on the level of qualifying collateral available to secure advances at March 31, 1997, the Bank's borrowing capacity was $29.3 million, none of which was used at that date. Advances are secured by the Bank's investment in FHLB stock and by a blanket security agreement. This agreement requires the Bank to maintain as collateral certain qualifying assets (such as securities and single-family residential mortgage loans) with a fair value, as defined, at least equal to 115% of the outstanding advances.

(8) INCOME TAXES

    Income tax expense (benefit) consists of the following for the years ended March 31:


                         1997         1996         1995
                        -----        -----        -----
                                 (In thousands)
FEDERAL:
  Current               $ 432         $465         $520
  Deferred                 47          (14)         (90)
                        -----        -----         ----
                          479          451          430
                        -----        -----         ----
NEW YORK STATE:
  Current                  94           94          146
  Deferred               (247)          64           34
                        -----        -----         ----
                         (153)         158          180
                        -----        -----         ----
TOTAL:
  Current                 526          559          666
  Deferred               (200)          50          (56)
                        -----        -----         ----
                        $ 326         $609         $610
                        =====         ====         ====


    Total income tax expense differs from the amounts computed by applying the applicable statutory federal income tax rate of 34% to income before income tax expense. A reconciliation of the tax at the statutory rate to the Company's actual tax expense follows for the years ended March 31:


                                                                   1997          1996         1995
                                                                  -----         -----        -----
                                                                         (Dollars in thousands)
     Tax at federal statutory rate                                $ 402         $ 492        $ 491
     State tax (benefit) expense, net of federal tax effect        (101)          104          119
     Other, net                                                      25            13           --
                                                                  -----         -----        -----
     Actual income tax expense                                    $ 326         $ 609        $ 610
                                                                  =====         =====        =====
     Effective income tax rate                                     27.6%         42.1%        42.2%
                                                                  =====         =====        =====

     The tax effects of temporary differences that give rise to the Company's deferred tax assets and liabilities at March 31 are as follows:

                                                                      1997         1996
                                                                      ----         ----
                                                                        (In thousands)
DEFERRED TAX ASSETS:
  Allowance for loan losses                                            $270         $285
  Net unrealized loss on available-for-sale securities                  234           91
  Loan origination fees                                                 113          116
  Other                                                                 292          193
                                                                       ----         ----
    Total deferred tax assets                                           909          685
                                                                       ----         ----
DEFERRED TAX LIABILITIES:
  New York State bad debt reserve in excess of base-year amount          --         (161)
  Other                                                                 (50)          (8)
                                                                       ----         ----
    Total deferred tax liabilities                                      (50)        (169)
                                                                       ----         ----
  Net deferred tax assets                                              $859         $516
                                                                       ====         ====


    Based on the Company's historical and anticipated future pre-tax earnings, management believes that it is more likely than not that the Company's deferred tax assets will be realized.

    As a thrift institution, the Bank is subject to special provisions in the federal and New York state tax laws regarding its allowable tax bad debt deductions and related tax bad debt reserves. These deductions historically have been determined using methods based on loss experience or a percentage of taxable income. Tax bad debt reserves represent the excess of allowable deductions over actual bad debt losses and other reserve reductions. These reserves consist of a defined base-year amount, plus additional amounts ("excess reserves") accumulated after the base year. SFAS No. 109 requires recognition of deferred tax liabilities with respect to such excess reserves, as well as any portion of the base-year amount which is expected to become taxable (or "recaptured") in the foreseeable future.

    Certain amendments to the federal and New York state tax laws regarding bad debt deductions were enacted in July and August 1996. The federal amendments include elimination of the percentage-of-taxable-income method for tax years beginning after December 31, 1995 and imposition of a requirement to recapture into taxable income (over a six-year period) the bad debt reserves in excess of the base-year amounts. This recapture requirement did not have a significant effect on the Bank since its federal bad debt reserves approximated the base-year amounts. The New York amendments redesignate the Bank's state bad debt reserve at December 31, 1995 as the base-year amount and also provide for future additions to the base-year reserve using the percentage-of-taxable-income method. This change effectively eliminated the excess New York state reserve for which the Company had recognized a deferred tax liability. Accordingly, the Company reduced its deferred tax liability in the quarter ended September 30, 1996, by $166,000, representing a state deferred tax benefit of $252,000 less related deferred federal taxes of $86,000.

    At March 31, 1997, the Bank's federal and state bad debt reserves were $1.5 million and $3.9 million, respectively, which equaled the base-year amounts. In accordance with SFAS No. 109, deferred tax liabilities have not been recognized with respect to these reserves since the Company does not expect that such amounts will become taxable in the foreseeable future. Under the tax laws as amended, events that would result in taxation of certain of these reserves include (i) redemptions of the Bank's stock or certain excess distributions to the Holding Company, and (ii) failure of the Bank to maintain a specified qualifying assets ratio or meet other thrift definition tests for New York state tax purposes. At March 31, 1997, the Bank's unrecognized deferred tax liabilities with respect to the federal and state base-year reserves were approximately $0.5 million and $0.3 million, respectively.

 (9) OTHER NON-INTEREST EXPENSE

     The components of other non-interest expense are as follows for the years ended March 31:


                                         1997       1996       1995
                                         ----       ----       ----
                                               (In thousands)
Professional services                    $316       $149       $ 73
Advertising                                73         51         49
Stationery, printing and supplies          52         35         23
Supervisory exams and assessments          35         33         32
Insurance and surety bond premiums         54         52         46
Other                                     276        197        168
                                         ----       ----       ----
     Total                               $806       $517       $391
                                         ====       ====       ====

(10) POSTRETIREMENT BENEFITS AND DEFERRED COMPENSATION PLANS

Pension Plans and Deferred Compensation Plan

    All eligible employees are included in a non-contributory, multiple-employer defined benefit pension plan (the "Pension Plan"). The Company's annual contributions to the Pension Plan are based on actuarially determined funding requirements. The Company has also established a non-qualified deferred compensation plan for directors of the Bank or the Holding Company, which was adopted in its amended form upon Conversion (the "Deferred Compensation Plan").



    The following is a reconciliation of the funded status of these plans and the liabilities recognized in the consolidated balance sheets at March 31:

                                                                                                      Deferred
                                                                      Pension Plan                Compensation Plan
                                                                  ----------------------        ----------------------
                                                                   1997           1996           1997           1996
                                                                  -------        -------        -------        -------
                                                                                     (In Thousands)
Actuarial present value of benefit obligations:
  Accumulated benefit obligation -- vested                        $(1,040)       $  (978)       $  (928)       $(1,110)
  Accumulated benefit obligation -- nonvested                          --            (11)            --             --
                                                                  -------        -------        -------        -------
    Total accumulated benefit obligation                           (1,040)          (989)          (928)        (1,110)
  Effect of projected future compensation levels                     (234)          (209)            --             --
                                                                  -------        -------        -------        -------
Projected benefit obligation for service rendered to date          (1,274)        (1,198)          (928)        (1,110)
Plan assets (insurance contract, at contract value)                 1,050            970             --             --
                                                                  -------        -------        -------        -------
Projected benefit obligation in excess of plan assets                (224)          (228)          (928)        (1,110)
Unrecognized prior service cost                                        --             --            751            946
Unrecognized net loss (gain) from experience different from
  that assumed and effect of changes in assumptions                   113            127           (241)            --
Unrecognized net transition obligation                                 90             98             --             --
Additional minimum liability recognized with a
  corresponding intangible asset (note 5)                              --             --           (510)          (946)
                                                                  -------        -------        -------        -------
Liabilities recognized                                            $   (21)       $    (3)       $  (928)       $(1,110)
                                                                  =======        =======        =======        =======

     Plan expense consisted of the following components for the years ended March 31:

                                                                                                                   Deferred
                                                                                 Pension Plan                  Compensation Plan
                                                                          ------------------------------       -----------------
                                                                           1997        1996        1995        1997       1996
                                                                           ----        ----        ----        ----       ----
                                                                                              (In Thousands)
Service costs (benefits earned during the period)                          $ 30        $ 28        $ 32        $ 39       $ 23
Interest costs on projected benefit obligations                              87          81          89          59         43
Return on plan assets                                                       (80)        (80)        (79)         --         --
Net amortization and deferral                                                13           9           9         158         98
                                                                           ----        ----        ----        ----       ----
  Net expense                                                              $ 50        $ 38        $ 51        $256       $164
                                                                           ====        ====        ====        ====       ====


    For both plans, the actuarial present values of the projected benefit obligations at March 31, 1997 and 1996 were determined based on discount rates of 7.5% and 7.0%, respectively. Actuarial amounts for the Pension Plan were also based on rates of increase in future compensation levels of 5.5% in 1997 and 5.0% in 1996, and expected long-term rates of return on plan assets of 8.5% in both years.

    Under the Deferred Compensation Plan, directors may defer all or part of their compensation received for services to the Company (including compensation paid to an officer-director for service as an officer). Deferred amounts are applied principally to the purchase of life insurance policies naming the Company as beneficiary. The plan provides for benefit payments by the Company in installments over a ten-year period beginning upon termination of a participant's service as a director. In the event of a change in control of the Holding Company or the Bank, the plan requires full funding of any previously-purchased life insurance contracts. In connection with the Conversion, the Company established a trust fund with an independent fiduciary for the purpose of accumulating funds to be used to satisfy its obligations under the Deferred Compensation Plan. For financial reporting purposes, the life insurance contracts are not considered plan assets but, instead, are included in the Company's consolidated balance sheet at their cash surrender values ($267,000 at March 31, 1997). Compensation and benefits expense for fiscal year 1997 and for the six-month period ended March 31, 1996 was reduced by $91,000 and $60,000, respectively, with respect to the recognition of cash surrender values. The total death benefits payable to the Company under the insurance policies amounted to approximately $919,000 at March 31, 1997. Although the Company may be obligated for certain cash payments to participants prior to the receipt of proceeds from the purchased life insurance policies, the Company expects that it will ultimately be reimbursed in whole from such life insurance proceeds.

    The Company also has a retirement plan for directors, which is a non-qualified plan that became effective upon the Conversion. Outside directors are participants in this unfunded plan only if they have elected not to participate in the Deferred Compensation Plan described above. Participants in the directors' retirement plan who have attained age 65 and completed ten or more years of service (including past service as a director of the Bank) will receive an annual retirement benefit equal to the aggregate director compensation received (excluding stock compensation) for the final year of board service. Reduced benefits apply for shorter service periods and for early retirement. Pension expense was $16,000 for the fiscal year 1997 and $8,000 for the six-month period ended March 31, 1996. The actuarial present value of the accumulated and projected benefit obligations both were $65,000 at March 31, 1997 and $50,000 at March 31, 1996.

Postretirement Health Care Benefits

    Substantially all employees become eligible for postretirement health care (medical and dental) benefits if they meet certain age and length of service requirements. In accordance with SFAS No. 106, the cost of postretirement health care benefits is recognized on an accrual basis as such benefits are earned by active employees.

     The following is a reconciliation of the actuarial liabilities for postretirement health care benefits, none of which have been funded, and the liabilities recognized in the consolidated balance sheets at March 31:

                                                1997         1996
                                               -----        -----
                                                (In thousands)
Accumulated benefit obligation:
  Retirees                                     $ (62)       $ (87)
  Fully-eligible employees                       (74)        (120)
  Other active participants                      (57)         (60)
                                               -----        -----
    Total accumulated benefit obligation        (193)        (267)
Unrecognized (gain) loss                          (9)          70
                                               -----        -----
    Liabilities recognized                     $(202)       $(197)
                                               =====        =====

    Plan expense consisted of the following components for the years ended March 31:


                                                      1997      1996      1995
                                                      ----      ----      ----
                                                           (In thousands)
Service cost (benefits earned during the period)       $ 3       $ 3       $ 1
Interest cost on accumulated benefit obligation         14        18        14
Net amortization and deferral                           --         4        --
                                                       ---       ---       ---
  Net expense                                          $17       $25       $15
                                                       ===       ===       ===


    The accumulated postretirement benefit obligation was determined using the projected unit credit cost method, as required by SFAS No. 106, and discount rates of 7.25% and 7.0% at March 31, 1997 and 1996, respectively. At March 31, 1997, the assumed rate of increase in future health care costs was 9.5% for 1997, gradually decreasing to 5.5% in the year 2005 and remaining at that level thereafter. A one-percentage-point increase in the assumed health care cost trend rate would increase the accumulated benefit obligation by approximately $22,000 at March 31, 1997 with an insignificant effect on expense recognized for the year then ended.

(11) STOCK-BASED COMPENSATION PLANS

Employee Stock Ownership Plan

    In connection with the Conversion, the Company established an ESOP for eligible employees. The ESOP borrowed approximately $1.3 million from the Holding Company and used the funds to purchase 129,600 shares of the Holding Company's common stock sold in the offering. The Bank makes monthly contributions to the ESOP sufficient to fund the debt service requirements over the ten-year term of the loan from the Holding Company.

    Shares purchased by the ESOP are held in a suspense account by the plan trustee for allocation to participants as the loan is repaid. Shares released from the suspense account are allocated to participants on the basis of their relative compensation. Participants become vested in the shares allocated to their respective accounts over a period not to exceed five years. Any forfeited shares are allocated to other participants in the same proportion as contributions. Shares allocated to participants or committed for release to participants totaled 15,893 in fiscal 1997 and 8,124 in the six-month period ended March 31, 1996. Expense recognized with respect to such shares amounted to $208,000 in fiscal 1997 and $89,000 in the six-month period ended March 31, 1996, based on the average fair value of the Holding Company's common stock for each period. The cost of the 105,583 shares which have not yet been committed to be released to participant accounts at March 31, 1997 is reflected as a reduction of shareholders' equity in the amount of $1.1 million. The fair value of these shares was approximately $1.5 million at that date. Stock Option Plans

    On July 10, 1996, the Company's shareholders approved the Tappan Zee Financial, Inc. 1996 Stock Option Plan for Officers and Employees ("Employee Option Plan") and the Tappan Zee Financial, Inc. 1996 Stock Option Plan for Outside Directors ("Outside Director Option Plan").

    Under the Employee Option Plan, 113,400 shares of authorized but unissued Holding Company stock are reserved for issuance upon option exercises. Options under this plan may be either non-qualified stock options or incentive stock options. Each option entitles the holder to purchase one share of common stock at an exercise price equal to the fair market value on the date of grant. Options expire no later than ten years following the date of grant.

    Under the Outside Director Option Plan, 48,600 shares of authorized but unissued Holding Company stock are reserved for issuance to outside directors upon option exercises. Options granted under this plan are non-qualified options. Other option terms and conditions are similar to those under the Employee Option Plan.

    Effective July 10, 1996, initial option grants were made under the Employee Option Plan and the Outside Director Option Plan for 81,000 shares and 40,500 shares, respectively, at an exercise price of $11.625 per share. These options have a ten-year term and vest ratably over five years from the date of grant. Each option, however, becomes fully exercisable upon a change in control of the Holding Company or the Bank, or upon the death, disability or retirement of the option holder. All options granted in July 1996 were outstanding at March 31, 1997 with a remaining life of 9.3 years, although no options were exercisable at that date. At March 31, 1997, shares available for future grants totaled 32,400 for the Employee Option Plan and 8,100 for the Outside Director Option Plan.

    Options were granted at an exercise price equal to the fair value of the common stock at the grant date. Therefore, in accordance with the provisions of APB Opinion No. 25 related to fixed stock options, no compensation expense is recognized with respect to options granted or exercised. Under the alternative fair-value-based method defined in SFAS No. 123, the fair value of all fixed stock options on the grant date would be recognized as expense over the vesting period. The estimated per-share fair value of options granted in July 1996 was $4.06, estimated using the Black-Scholes option-pricing model with assumptions approximately as follows: dividend yield of 2.0%; expected volatility rate of 25.3%; risk-free interest rate of 7.1%; and expected option life of 7 years. Had the Company applied the fair-value-based method of accounting to the options granted, net income and earnings per share for fiscal 1997 would have been $795,000 and $0.55, respectively, compared to the reported amounts of $855,000 and $0.59, respectively.

Recognition and Retention Plans

    On July 10, 1996, the Company's shareholders approved the Tappan Zee Financial, Inc. Recognition and Retention Plan for Officers and Employees ("Employee RRP") and the Tappan Zee Financial, Inc. Recognition and Retention Plan for Outside Directors ("Outside Director RRP"). The purpose of these plans is to provide officers and non-employee directors of the Company with a proprietary interest in the Company in a manner designed to encourage their retention. Total shares authorized are 45,360 for the Employee RRP and 19,440 for the Outside Director RRP.

    Effective July 10, 1996, initial stock awards were made under the Employee RRP and the Outside Director RRP for 32,400 shares and 19,440 shares, respectively. These awards vest ratably over five years from the date of grant; however, immediate vesting occurs upon a change in control of the Holding Company or the Bank, or upon the death, disability or retirement of the participant. An additional grant of 1,000 shares was made under the Employee RRP later in fiscal 1997. The fair value of the shares awarded under the plans, totaling $616,000 at the grant dates, is being amortized to compensation expense on a straight-line basis over the five-year vesting periods. Compensation expense of $92,000 was recognized in fiscal 1997. Unearned compensation cost of $524,000 is reflected as a reduction of shareholders' equity at March 31, 1997.

(12) SHAREHOLDERS' EQUITY

Stock Conversion

    Concurrent with the Conversion, the Holding Company sold 1,620,062 shares of its common stock on October 5, 1995 in a subscription and community offering at a price of $10 per share, for net proceeds of $14.9 million, after deducting conversion costs of $1.3 million. The Holding Company used $7.4 million of the net proceeds to acquire all of the common stock issued by the Bank in the Conversion.

    In accordance with regulatory requirements, the Bank established a liquidation account at the time of the Conversion in the amount of $7.8 million, equal to its equity at March 31, 1995. The liquidation account is maintained for the benefit of eligible account holders who continue to maintain their accounts at the Bank after the Conversion. The liquidation account is reduced annually to the extent that eligible account holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the unlikely event of a complete liquidation of the Bank, each eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held.

Earnings per Share

    Earnings per share ("EPS") of $0.59 for fiscal 1997 and $0.31 for the six-month period ended March 31, 1996 were based on weighted-average common and common equivalent shares of 1,452,389 and 1,495,086, respectively. EPS data has not been presented for periods prior to the Conversion.

    In February 1997, the FASB issued SFAS No. 128, "Earnings per Share," which requires presentation of both basic EPS and diluted EPS by all entities with complex capital structures. Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock (such as the Company's stock options) were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. As required, the Company will adopt SFAS No. 128 in its fiscal quarter ending December 31, 1997 and will restate all prior-period EPS data at that time.

Capital Distributions

    The Bank may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause equity to be reduced below applicable regulatory capital requirements or the amount required to be maintained for the liquidation account. The OTS capital distribution regulations applicable to savings institutions (such as the Bank) that meet their regulatory capital requirements, generally limit dividend payments in any year to the greater of (i) 100% of year-to-date net income plus an amount that would reduce surplus capital by one-half or (ii) 75% of net income for the most recent four quarters. Surplus capital is the excess of actual capital at the beginning of the year over the institution's minimum regulatory capital requirement. The cash dividends paid by the Bank to the Holding Company in fiscal 1997 and 1996 were not affected by this limitation.

    Unlike the Bank, the Holding Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders. The Holding Company is subject, however, to Delaware law which generally limits dividends to an amount equal to the excess of the net assets of the Holding Company (the amount by which total assets exceed total liabilities) over its statutory capital, or if there is no such excess, to its net profits for the current and/or immediately preceding fiscal year.

    In April and November 1996, the Holding Company received approvals from the OTS to repurchase in each case up to 5% of its outstanding common stock. During fiscal 1997, the Holding Company repurchased 86,000 shares (or approximately 5.3%) of its common stock for its treasury, in open market transactions, at a total cost of $1,070,000 or $12.44 per share. At March 31, 1997, an additional 71,950 shares (or approximately 4.7% of outstanding shares) were authorized for repurchase prior to November 1997.

Regulatory Capital Requirements

    OTS regulations require savings institutions to maintain a minimum ratio of tangible capital to total adjusted assets of 1.5%; a minimum ratio of Tier I
(core) capital to total adjusted assets of 3.0%; and a minimum ratio of total (core and supplementary) capital to risk-weighted assets of 8.0%.

    Under its prompt corrective action regulations, the OTS is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution. Such actions could have a direct material effect on the institution's financial statements. The regulations establish a framework for the classification of savings institutions into five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Generally, an institution is considered well capitalized if it has a Tier I (core) capital ratio of at least 5.0%; a Tier I risk-based capital ratio of at least 6.0%; and a total risk-based capital ratio of at least 10.0%.

    The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off- balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the OTS about capital components, risk weightings and other factors. These capital requirements, which are applicable to the Bank only, do not consider additional capital at the Holding Company level.

    Management believes that, as of March 31, 1997 and 1996, the Bank met all capital adequacy requirements to which it is subject. Further, the most recent OTS notification categorized the Bank as a well-capitalized institution under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the Bank's capital classification.

    The following is a summary of the Bank's actual capital amounts and ratios as of March 31, 1997 and 1996, compared to the OTS requirements for classification as a well-capitalized institution and for minimum capital adequacy:

                                                                For Classifications as            Minimum Capital
                                     Bank Actual                   Well Capitalized                   Adequacy
                                ---------------------           ----------------------          ---------------------
                                Amount          Ratio           Amount           Ratio          Amount          Ratio
                                ------          -----           ------           -----          ------          -----
                                                                (Dollars in thousands)
March 31, 1997
--------------
Tangible capital                $16,607         14.1%              N/A          N/A             $1,763          1.5%
Tier I (core) capital            16,607         14.1            $5,876          5.0%             3,526          3.0
Risk-based capital:
   Tier I                        16,607         38.2             2,606          6.0                N/A          N/A
   Total                         17,151         39.5             4,344         10.0              3,475          8.0

March 31, 1996
--------------
Tangible capital                $16,220         14.9%              N/A          N/A             $1,637          1.5%
Tier I (core) capital            16,220         14.9            $5,458          5.0%             3,275          3.0
Risk-based capital:
   Tier I                        16,220         36.8             2,645          6.0                N/A          N/A
   Total                         16,772         38.0             4,409         10.0              3,527          8.0



(13) COMMITMENTS AND CONTINGENCIES

    The Company's off-balance sheet financial instruments at March 31, 1997 and 1996 were limited to fixed-rate mortgage loan origination commitments with total contractual amounts of $1.5 million and $1.1 million, respectively, and weighted average interest rates of 8.61% and 7.73%, respectively. These instruments involve elements of credit risk and interest rate risk in addition to the amounts recognized in the consolidated balance sheets. The contractual amounts represent the Company's maximum potential exposure to credit loss, but do not necessarily represent future cash requirements since certain commitments may expire without being funded. Loan commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee by the customer. Commitments are subject to the credit approval process applied in the Company's general lending activities, including a case-by-case evaluation of the customer's creditworthiness and related collateral requirements.

    In the normal course of business, the Company is involved in various outstanding legal proceedings. Management has discussed the nature of these proceedings with legal counsel. In the opinion of management, the financial position of the Company will not be materially affected as a result of the outcome of such legal proceedings.

(14) FAIR VALUE OF FINANCIAL INSTRUMENTS

    SFAS No. 107 requires the Company to disclose fair value information about financial instruments for which it is practicable to estimate fair value, whether or not such financial instruments are recognized on the balance sheet. Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

    Quoted market prices are used to estimate fair values when those prices are available. However, active markets do not exist for many types of financial instruments. Consequently, fair values for these instruments must be estimated by management using techniques such as discounted cash flow analysis and comparison to similar instruments. Estimates developed using these methods are highly subjective and require judgments regarding significant matters, such as the amount and timing of future cash flows and the selection of discount rates that appropriately reflect market and credit risks. Changes in these judgments often have a material effect on the fair value estimates. In addition, since these estimates are made as of a specific point in time, they are susceptible to material near-term changes. Fair values disclosed in accordance with SFAS No. 107 do not reflect any premium or discount that could result from the sale of a large volume of a particular financial instrument, nor do they reflect possible tax ramifications or estimated transaction costs.

    The following is a summary of the carrying values and estimated fair values of the Company's financial assets and liabilities (none of which were held for trading purposes) at March 31:

                                                   1997                           1996
                                        --------------------------      --------------------------
                                        Carrying        Estimated       Carrying        Estimated
                                         Value          Fair Value       Value          Fair Value
                                        --------        ----------      --------        ----------
                                                             (In thousands)
Financial assets:
   Cash and due from banks              $   912         $   912         $   581         $   581
   Interest-bearing deposits              1,438           1,438           2,458           2,458
   Federal funds sold                     5,900           5,900           5,500           5,500
   Securities                            54,507          54,273          50,980          51,140
   Loans, net                            55,110          54,909          51,174          51,701
   FHLB stock                               674             674             561             561
   Accrued interest receivable              778             778             698             698
Financial liabilities:
   Savings certificate accounts          62,878          62,816          52,294          52,556
   Other deposit accounts                35,449          35,449          37,614          37,614


    The following is a description of the principal valuation methods used by the Company to estimate the fair values of its financial instruments:

    Securities. Fair values were determined by published market prices or securities dealers' estimated prices.

    Loans. Fair values were estimated by portfolio, for loans with similar financial characteristics. Loans were segregated by type, such as one- to four-family residential, multi-family residential, commercial real estate, consumer and commercial loans. Each loan category was further segmented into fixed and adjustable-rate categories, and by performing and non-performing categories. The pricing methodology for performing one- to four-family residential mortgage loans was determined based on the zero-coupon yield curve plus the option-adjusted spread for fixed-rate mortgages. The fair values for performing loans in other portfolio categories were estimated by discounting the expected cash flows using current market rates for loans with similar terms to borrowers of similar credit quality. The fair values of non-performing loans were based on management's analysis of estimated cash flows discounted at rates commensurate with the credit risk involved.

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

    Other Financial Instruments. The other financial assets and liabilities listed in the preceding table have fair values that approximate the respective carrying values because the instruments are payable on demand or have short-term maturities, and present relatively low credit risk and interest rate risk. Fair values of the loan origination commitments described in note 13 were estimated based on an analysis of the interest rates and fees currently charged to enter into similar transactions, considering the remaining terms of the instruments and the creditworthiness of the potential borrowers. At March 31, 1997 and 1996, the fair values of these commitments approximated the related carrying values which were not significant.

(15) PARENT COMPANY CONDENSED FINANCIAL INFORMATION

        Set forth below are the condensed balance sheets of Tappan Zee Financial, Inc. as of March 31, 1997 and 1996, and its condensed statements of income and cash flows for the year ended March 31, 1997 and the period from October 5, 1995 (the Conversion date) to March 31, 1996:

                                                           March 31,
                                                     ---------------------
                                                      1997          1996
                                                     -------       -------
                                                        (In thousands)
CONDENSED BALANCE SHEETS
Assets:
  Cash                                               $   271       $   481
  Securities and interest-bearing deposits             4,662         5,805
  Investment in subsidiary                            16,298        16,080
  Other assets                                             8            --
                                                     -------       -------
    Total assets                                     $21,239       $22,366
                                                     =======       =======
Liabilities and Shareholders' Equity:
  Accrued expenses                                   $    11       $     6
  Shareholders' equity                                21,228        22,360
                                                     -------       -------
    Total liabilities and shareholders' equity       $21,239       $22,366
                                                     =======       =======


                                                                                             Period Ended March 31,
                                                                                            -------------------------
                                                                                              1997             1996*
                                                                                            --------         --------
                                                                                                  (In thousands)
CONDENSED STATEMENTS OF INCOME
Dividends from subsidiary                                                                   $   360         $    90
Interest income                                                                                 255              78
Non-interest expense                                                                           (152)            (22)
                                                                                            -------         -------
  Income before income tax expense and equity in undistributed earnings of subsidiary           463             146
Income tax expense                                                                               38              33
                                                                                            -------         -------
  Income before equity in undistributed earnings of subsidiary                                  425             113
Equity in undistributed earnings of subsidiary                                                  430             357
                                                                                            -------         -------
    Net income                                                                              $   855         $   470
                                                                                            =======         =======

CONDENSED STATEMENTS OF CASH FLOWS
Cash flows from operating activities:
  Net income                                                                                $   855         $   470
  Adjustments to reconcile net income to net cash provided by operating activities:
    Equity in undistributed earnings of subsidiary                                             (430)           (357)
    Other adjustments, net                                                                      297               6
                                                                                            -------         -------
      Net cash provided by operating activities                                                 722             119
                                                                                            -------         -------

Cash flows from investing activities:
  Purchase of subsidiary's common stock                                                          --          (7,357)
                                                                                            -------         -------

Cash flows from financing activities:
  Net proceeds from sale of common stock, exclusive of ESOP shares                               --          13,605
  Purchase of common stock to fund awards under RRPs                                           (714)             --
  Repurchase of treasury stock                                                               (1,070)             --
  Dividends paid                                                                               (291)            (81)
                                                                                            -------         -------
    Net cash (used in) provided by financing activities                                      (2,075)         13,524
                                                                                            -------         -------

Net (decrease) increase in cash and cash equivalents                                         (1,353)          6,286
Cash and cash equivalents at beginning of period                                              6,286              --
                                                                                            -------         -------
Cash and cash equivalents at end of period                                                  $ 4,933         $ 6,286
                                                                                            =======         =======

*From the date of Conversion, October 5, 1995

(16) SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

        Summarized quarterly financial data for fiscal 1997 and 1996 is shown below:

                                                          Three Months Ended
                                          --------------------------------------------------
                                          June 30   September 30    December 31     March 31
                                          -------   ------------    -----------     --------
                                                (In thousands, except per share data)
FISCAL 1997
Interest income                           $2,088        $2,155         $2,152        $2,196
Interest expense                           1,004         1,018          1,022         1,062
                                          ------        ------         ------        ------
  Net interest income                      1,084         1,137          1,130         1,134
Provision for loan losses                      6            20             20            23
Non-interest income                           40            34             31            47
Non-interest expense(1)                      677         1,306            708           696
                                          ------        ------         ------        ------
  Income (loss) before income taxes          441          (155)           433           462
Income tax expense (benefit)(1)              187          (229)           175           193
                                          ------        ------         ------        ------
  Net income                              $  254        $   74         $  258        $  269
                                          ======        ======         ======        ======
  Earnings per share                      $ 0.17        $ 0.05         $ 0.18        $ 0.19
                                          ======        ======         ======        ======

FISCAL 1996
Interest income                           $1,767        $1,823         $2,017        $2,017
Interest expense                             939         1,040          1,023         1,000
                                          ------        ------         ------        ------
  Net interest income                        828           783            994         1,017
Provision for loan losses                     30            25             25            10
Non-interest income                           33            31             32           115
Non-interest expense                         480           513            625           679
                                          ------        ------         ------        ------
  Income before income taxes                 351           276            376           443
Income tax expense                           150           110            152           197
                                          ------        ------         ------        ------
  Net income                              $  201        $  166         $  224        $  246
                                          ======        ======         ======        ======
  Earnings per share                                                   $ 0.15        $ 0.16
                                                                       ======        ======


(1) For the quarter ended September 30, non-interest expense includes the SAIF special assessment of $538,000 and income tax benefit includes $166,000 attributable to a change in state tax law. See Notes 6 and 8.

                                      NOTES

CORPORATE INFORMATION




BOARD OF DIRECTORS   Marvin Levy , Chairman of the Board, President of Greller
                     and Company P.C.
                     Stephen C. Byelick
                     John T. Cooney, Vice President of County Asphalt, Inc.
                     Gerald L. Logan, Registered representative of The Windmill
                     Group
                     Harry G. Murphy
                     Kevin J. Plunkett, Attorney, Plunkett & Jaffe, P.C.
                     Paul R. Wheatley, Retired President of Beck & Wheatley Inc.



OFFICERS Stephen C. Byelick, President and Chief Executive Officer Harry G. Murphy, Vice President and Secretary



OFFICE LOCATION      75 North Broadway, Tarrytown, NY 10591 (914) 631-0344



SHAREHOLDERS'
INFORMATION          ANNUAL MEETING

                     The annual meeting of shareholders will be held on August 6, 1997 at 5:15 p.m. at the office of Tarrytowns Bank, 75 North Broadway, Tarrytown, NY.



                     TRANSFER AGENT AND REGISTRAR:        GENERAL INQUIRIES:
                     ChaseMellon Shareholder Services     Tappan Zee Financial, Inc.
                     PO Box 590                           c/o Tarrytowns Bank, FSB
                     Ridgefield Park, NJ 07660            75 North Broadway
                     Attn: Shareholder Relations          Tarrytown, NY 10591
                     (800) 851-9677                       (914) 631-0344



                     ANNUAL REPORT ON FORM 10-K

                     OUR ANNUAL REPORT ON FORM 10-K (EXCLUDING EXHIBITS), FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, MAY BE OBTAINED, WITHOUT CHARGE, BY WRITING TO HARRY G. MURPHY, VICE PRESIDENT, AT THE ABOVE ADDRESS.



STOCK MARKET DATA
The shares of common stock are quoted on the Nasdaq Stock Market under the symbol "TPNZ." The table below sets forth the dividends declared and the high and low closing sale price per common share for the quarters indicated.


                                             Closing Sale Price
                           Cash     ------------------------------------
                         Dividends
Quarter Ended            Declared    High         Low      End of Period
                         --------   -------      -------   -------------
December 31, 1995            --     $13 1/8      $10         $12 5/8
March 31, 1996            $0.05      12 3/4       11 3/8      12
June 30, 1996              0.05      12 1/4       11 3/4      12
September 30, 1996         0.05      13           12          12 1/2
December 31, 1996          0.05      14 1/8       13 5/8      13 5/8
March 31, 1997             0.05      15 1/4       14 1/4      14 1/4


As of June 20, 1997, there were approximately 340 shareholders of record. This does not reflect the number of persons or entities who hold their common stock in nominee or "street" name through various brokerage firms.

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

                                                     CLOSING SALE PRICE
                                    CASH      ----------------------------------
                                  DIVIDENDS
                                  DECLARED     HIGH       LOW     END OF PERIOD
                                  --------    -------     ---     --------------
          QUARTER ENDED
          ------------
          December 31, 1995         $  --     $13 1/8       $10       $12 5/8
          March 31, 1996            $0.05      12 3/4        11 3/8    12

As of May 17, 1996 there were approximately 340 shareholders of record. This does not reflect the number of persons or entities who hold their common stock in nominee or "street" name through various brokerage firms.

[LOGO]TAPPAN ZEE FINANCIAL, INC.


75 North Broadway
P.O. Box 187
Tarrytown, NY 10591
(914) 631-0344